Ferreyros

Exemption pursuant to Rule 12g3-2(b)   82-4567

Submission of: Other information

Lima, March 1st ,2007

SECURITIES AND EXCHANGE COMMISSION

SUPPL

Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA



07021544

Dear Sirs:

Please find attached our Consolidated Financial Statements as of December 31st, 2006 and our Management Report.

Sincerely yours,

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

PROCESSED

MAR 09 2007

THOMSON
FINANCIAL

Ferreyros



DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 31 de diciembre del 2006. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría




✚erreyros

Para mayor información contactar con:
Liliana Montalvo, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4163
Email: **lmontalvo@ferreyros.com.pe**

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL CUARTO TRIMESTRE DEL AÑO 2006

(Lima, Perú, 1 de marzo del 2007).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del cuarto trimestre del 2006.

Las ventas al 31-12-06 ascendieron a S/.1,447.4 millones, en comparación con S/. 1,115.0 millones del mismo periodo del año anterior, un incremento de 29.8%.

La utilidad neta al 31-12-06 ascendió a S/ 97.8 millones en comparación con S/. 30.1 millones del mismo período del año anterior, un aumento de 225.3% debido principalmente a un crecimiento de 29.8% en las ventas, lo cual se explica por el dinamismo experimentado por casi todos los sectores económicos en los cuales la compañía realiza sus operaciones, especialmente por el sector minero debido al aumento del precio de los minerales en el mercado internacional, y por el sector construcción de carreteras como consecuencia del inicio de importantes obras viales. Adicionalmente, la compañía ha logrado mantener los gastos de administración y de ventas con un crecimiento moderado de 7.5%, muy por debajo del aumento en las ventas de 29.8%.

En nuestro informe de gerencia del 1T 2006, mencionamos que los volúmenes de ventas de repuestos y servicios alcanzados en dicho período no se mantendrían en el resto del año, debido a que se esperaba una disminución paulatina en la demanda de repuestos y servicios por parte de un cliente importante de la gran minería, como consecuencia de la estacionalidad de las reparaciones de su parque de maquinarias, situación que se ha cumplido, ya que las ventas de repuestos y servicios del 4T 2006 son menores que las del 3T y 2T 2006 en 5.9% y 11.1%, respectivamente.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al cuarto trimestre del 2006 y 2005. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y

Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

En la Junta General de Accionistas del 28 de marzo del 2005, se acordó la escisión y transferencia a Ferreyros S.A.A. de un bloque patrimonial de la subsidiaria Motorindustria S.A., relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos. Dicha escisión se hizo efectiva el 1° de marzo del 2006.

El 30 de noviembre del 2006 la Compañía suscribió un contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C., empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero del 2007.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 4T 2006 ascendieron a S/. 377.8 millones, en comparación con S/. 304.1 millones del mismo período del año anterior, un incremento de 24.3%. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 72.0% a las del 4T 2005 (S/. 202.2 millones en el 4T 2006; S/. 117.6 millones en el 4T 2005), debido a lo siguiente:

- Incremento de 74.9% en la venta de equipos Caterpillar (S/. 162.9 millones en el 4T 2006; S/. 93.1 millones en el 4T 2005), generado por importantes ventas de camiones mineros Caterpillar a clientes de la gran minería, así como por la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y desarrollo para empresas de diferentes sectores económicos.
- Disminución de 25.1% en la venta de equipos agrícolas (S/.3.5 millones en el 4T 2006; S/. 4.7 millones en el 4T 2005) debido a una menor demanda de dichas unidades por parte de agricultores dedicados a la producción de arroz, como consecuencia de la disminución en el precio de dicho producto en el mercado local.
- Incremento de 273.7% en las ventas de la línea automotriz (S/. 20.7 millones en el 4T 2006; S/. 5.5 millones en el 4T 2005), debido al dinamismo experimentado tanto en el sector transporte como en los mercados de minería y construcción, lo cual permitió a la Compañía efectuar ventas importantes de vehículos Kenworth e Iveco principalmente a clientes de dichos sectores económicos.
- Incremento de 6.6% en las ventas de equipos usados (S/.15.1 millones en 4T 2006; S/. 14.2 millones en el 4T 2005), como consecuencia de importantes ventas de unidades usadas efectuadas por una subsidiaria con sede en la selva a clientes del sector petrolero.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

De otro lado, en el 4T 2006, las ventas de repuestos y servicios fueron inferiores en 9.0% a las del mismo período del año anterior (S/.142.9 millones en el 4T 2006; S/.157.1 millones en el 4T 2005), debido a que, a partir del 2T 2006, un cliente importante de la gran minería ha disminuido paulatinamente el envío de componentes a los talleres de la compañía debido a la estacionalidad de las reparaciones de su parque de maquinarias. Es importante mencionar que, frente a la disminución de 9.0% en las ventas de repuestos y servicios, en el mismo período, las ventas de productos principales alcanzaron un incremento de 72.0%.

Por otra parte, los ingresos por alquiler de equipos del 4T 2006 mostraron un crecimiento de 54.4% en comparación con los registrados en el mismo periodo del año anterior (S/. 6.0 millones el 4T 2006; S/. 3.9 millones en el 4T 2005), el cual se explica por un aumento en las unidades alquiladas a clientes que prestan servicios de movimiento de tierra a empresas de la gran minería, mediana minería y del sector construcción.

UTILIDAD EN VENTAS.- La utilidad en ventas del 4T 2006 ascendió a S/. 90.0 millones, en comparación con S/. 79.8 millones del mismo período del año anterior, un incremento de 12.9%, originado principalmente por un aumento en las ventas de equipos Caterpillar. En términos porcentuales el margen bruto del 4T 2006 es inferior al del mismo período del año anterior (4T 2006: 23.8%; 4T 2005: 26.2%), debido principalmente a: i) una mayor participación de las ventas de productos principales en la venta total de la compañía (S/. 202.2 millones en el 4T 2006; S/. 117.6 millones en el 4T 2005). Los márgenes brutos de productos principales son más bajos que los de las ventas de repuestos y servicios; ii) una disminución en el margen bruto de una subsidiaria que realiza sus actividades en el sector metalmecánica; y iii) menor margen bruto obtenido por una subsidiaria que se dedica a la exportación de langostinos como consecuencia de una disminución del precio de dicho producto en el mercado internacional.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 4T 2006 a S/. 44.5 millones en comparación con S/. 39.9 millones del mismo período del año anterior, un incremento neto de 11.4 %, debido principalmente a: i) un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas del período; ii) una disminución significativa de la provisión para cobranza dudosa debido a una mejora en la calidad de la cartera de cuentas por cobrar; y iii) un incremento moderado de los gastos fijos.

En el cuarto trimestre del 2006 los gastos de venta y administración representan el 11.8 % de las ventas netas frente al 13.1 % del mismo periodo del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 4T 2006 ascendieron a S/. 7.6 millones en comparación con S/. 6.3 millones del mismo período del año anterior, un incremento de 20.4%, debido principalmente a un aumento en los descuentos por pronto pago efectuados por proveedores del exterior. En el 4T 2006 los pagos efectuados a proveedores del exterior sujetos a dicho

3

descuento, fueron mayores a los realizados en el mismo período del año anterior, como consecuencia de un aumento en las compras de equipos y repuestos, generado por el importante crecimiento de las ventas.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 8.7 millones en el 4T 2006 en comparación con S/. 8.0 millones del mismo período del año anterior, un incremento de 9.3% debido principalmente al incremento de S/.8.5 millones del pasivo sujeto a pago de interés (pasivo promedio 4T 2006: S/.419.2 millones; pasivo promedio 4T 2005: S/.410.7 millones).

OTROS INGRESOS (EGRESOS). - En el 4T 2006 se registró en este rubro un egreso neto de S/. 4.2 millones en comparación con un egreso neto de S/. 11.4 millones del mismo periodo del año anterior. En el 4T 2006, se registró en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 2.8 millones por provisión para desvalorización de existencias; ii) un egreso de S/. 4.7 millones por desvalorización de activos fijos; iii) un ingreso por S/. 0.6 millones por resoluciones de contrato de compraventa; y iv) otros ingresos netos de S/. 2.7 millones. En el 4T 2005, se incluyó en este rubro básicamente los siguientes conceptos: i) un egreso de S/. 3.5 millones por provisión para desvalorización de existencias, ii) un egreso de S/. 2.0 millones por provisión para desvalorización de activo fijo, iii) un egreso de S/. 2.6 millones por acotaciones tributarias; y iv) otros egresos netos por S/. 3.3 millones.

UTILIDAD (PERDIDA) EN CAMBIO.- El 4T 2006 incluye una utilidad en cambio por S/. 4.0, mientras que en el 4T 2005 incluye una pérdida en cambio por S/. 6.5 millones. La utilidad en cambio del 4T 2006 se produjo como consecuencia de la apreciación del nuevo sol frente al dólar americano de 1.75 %. En el mismo periodo del año anterior, la pérdida en cambio se originó por una devaluación del sol frente al dólar americano de 2.57 %. En el caso de la compañía, el importe de las cuentas por pagar en dólares americanos es mayor que el monto de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del cuarto trimestre del 2006 y 2005 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 4T 2006 ascendió a S/. 27.9 millones en comparación con S/. 11.5 millones del mismo período del año anterior, un incremento de 143.7%, explicado por un incremento en la utilidad bruta, un aumento en ingresos financieros, un aumento en la utilidad en cambio y una disminución en egresos diversos; lo cual ha permitido cubrir el incremento de los gastos de administración y de ventas y aumentar la utilidad neta en S/. 16.5 millones en relación con la obtenida en el mismo periodo del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN (UAIDA).- La UAIDA (EBITDA, por sus siglas en inglés) en el 2006 ascendió a S/. 205.9 millones frente a S/. 134.6 millones del año anterior, lo cual representa un incremento de 52.9%.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANALISIS DEL BALANCE GENERAL

Al 31-12-06, el total de pasivos ascendió a S/. 716.2 millones en comparación con S/. 576.4 millones al 31-12-05, un incremento de S/. 139.8 millones. Por otra parte, el total de activos al 31-12-06 ascendió a S/. 1,127.7 millones en comparación con S/. 896.9 millones al 31-12-05, un incremento neto de S/. 230.8 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 56.7 millones, básicamente por mayores ventas.

b) Aumento neto de Existencias por S/. 106.4 millones debido a: i) aumento neto de S/.141.5 millones por compras efectuadas en el período para atender el crecimiento de las ventas, ii) disminución neta de S/. 21.8 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; iii) disminución de S/. 13.3 millones por incremento de la provisión para desvalorización de existencias.

c) Incremento neto del Activo Fijo por S/. 41.4 millones, que se explica por: i) aumento de S/. 36.3 millones por compras de equipos de alquiler; ii) aumento de S/. 32.9 millones por compras de otros activos fijos (maquinaria y equipo por S/. 8.0 millones; construcción de una central de energía eléctrica por S/.13.2 millones; inversión en edificio en construcción S/. 4.9 millones; otros S/. 6.8 millones); iii) incremento neto de S/. 21.8 millones por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; iv) disminución de S/. 10.7 millones por ventas de activos fijos (edificio S/. 6.7 millones; otros S/. 4.0 millones); v) disminución de S/.34.2 millones por aumento neto en la depreciación acumulada; y vi) una disminución de S/4.7 millones por aumento de la provisión para desvalorización de activo fijo.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-12-06 es de 1.43, menor al ratio corriente de 1.66 al 31-12-05, debido a transferencias de deudas a largo plazo al pasivo corriente.

El ratio de apalancamiento financiero al 31-12-06 es de 1.13 en comparación con 1.27 al 31-12-05. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 31 de diciembre del 2006 se muestra en el anexo 4.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

5

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	4T 06	%	3T 06	%	4T 05	%	4T 06/ 3T 06 %	4T 06/ 4T 05 %	Acumulado al 31-12-06	%	Acumulado al 31-12-05	%	Variación %
Ventas Netas	377,804	100.0	339,772	100.0	303,974	100.0	11.2	24.3	1,447,430	100.0	1,115,048	100.0	29.8
Costo de Ventas	(287,759)	-76.2	(261,276)	-76.9	(224,220)	-73.8	10.1	28.3	-1,117,762	-77.2	-849,226	-76.2	31.6
Utilidad en ventas	90,045	23.8	78,496	23.1	79,755	26.2	14.7	12.9	329,668	22.8	265,822	23.8	24.0
Gastos de Venta y Administración	(44,479)	-11.8	(47,418)	-14.0	(39,910)	-13.1	-6.2	11.4	-181,457	-12.5	-168,812	-15.1	7.5
Utilidad en operaciones	45,566	12.1	31,078	9.1	39,845	13.1	46.6	14.4	148,211	10.2	97,010	8.7	52.8
Ingresos Financieros	7,591	2.0	9,965	2.9	6,305	2.1	-23.8	20.4	34,302	2.4	25,376	2.3	35.2
Gastos Financieros	(8,720)	-2.3	(8,237)	-2.4	(7,979)	-2.6	5.9	9.3	-34,361	-2.4	-32,547	-2.9	5.6
Otros Ingresos (Egresos), neto	(4,159)	-1.1	(1,031)	-0.3	(11,352)	-3.7	303.4	-63.4	-9,551	-0.7	-23,074	-2.1	-58.6
Utilidad antes de diferencia en cambio	40,279	10.7	31,775	9.4	26,820	8.8	26.8	50.2	138,602	9.6	66,765	6.0	107.6
Utilidad en cambio	4,012	1.1	3,277	1.0	(6,532)	-2.1	22.4	-161.4	18,823	1.3	-10,798	-1.0	-274.3
Utilidad antes de Participaciones e Impuesto a la Renta	44,291	11.7	35,053	10.3	20,288	6.7	26.4	118.3	157,425	10.9	55,967	5.0	181.3
Participaciones	(3,656)	-1.0	(2,947)	-0.9	(2,002)	-0.7	24.1	82.7	-13,321	-0.9	-5,704	-0.5	133.5
Utilidad antes de Impuesto a la Renta	40,635	10.8	32,105	9.4	18,286	6.0	26.6	122.2	144,104	10.0	50,263	4.5	186.7
Impuesto a la Renta	(12,723)	-3.4	(10,265)	-3.0	(6,835)	-2.2	24.0	86.2	-46,310	-3.2	-20,196	-1.8	129.3
Utilidad neta	27,912	7.4	21,841	6.4	11,452	3.8	27.8	143.7	97,793	6.8	30,067	2.7	225.3

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General
(En miles de nuevos soles)

	31-Dic-06	31-Dic-05	Variación % 31-Dic-06 31-Dic-05
Caja y bancos	48,762	17,189	183.7
Cuentas por cobrar comerciales	319,326	259,723	22.9
Inventarios	404,112	297,697	35.7
Otras cuentas por cobrar	10,506	18,605	-43.5
Gastos pagados por anticipado	7,439	6,168	20.6
Activo Corriente	**790,145**	**599,382**	31.8
Cuentas por cobrar comerciales a largo plazo	38,676	41,535	-6.9
Inmueble, maquinaria y equipo			
Equipo de alquiler	113,580	77,465	46.6
Otros activos fijos	364,513	345,839	5.4
	478,093	423,304	12.9
Depreciación acumulada	(210,503)	(197,145)	6.8
Inmueble, maquinaria y equipo, neto	267,590	226,159	18.3
Inversiones	23,406	17,749	31.9
Otros activos no corrientes	7,910	12,064	-34.4
Activo no Corriente	337,582	297,507	13.5
Total Activo	**1,127,727**	**896,889**	25.7
Deuda de corto plazo	148,975	125,067	19.1
Otros pasivos corrientes	402,334	236,998	69.8
Pasivo corriente	**551,309**	**362,065**	52.3
Deuda de largo plazo	164,916	214,337	-23.1
Total Pasivo	**716,225**	**576,402**	24.3
Ganancias diferidas	12,200	5,669	115.2
Impuesto a la renta diferido			
Patrimonio	**399,302**	**314,818**	26.8
Total Pasivo y Patrimonio	**1,127,727**	**896,889**	25.7
Otra Información Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada periodo)	32,893	35,302	
UAIDA	**205,855**	**134,614**	52.9
Ratios Financieros			
Ratio corriente	1.43	1.66	
Apalancamiento Financiero	1.13	1.27	
Valor contable por acción	1.55	1.30	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

VICTOR ASTETE PALMA
Gerente División Contraloría

7

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones

(En miles de nuevos soles)

	4T 06	%	3T 06	%	4T 05	%	4T 06/ 3T 06 %	4T 06/ 4T 05 %	Acumulado al 31-12-2006	%	Acumulado al 31-12-2005	%	Variación %
Caterpillar:													
Gran minería	100,037	26.5	35,309	10.4	47,346	15.6	183.3	111.3	212,396	14.7	160,358	14.4	32.5
Otros	62,841	16.6	87,839	25.9	45,792	15.1	-28.5	37.2	336,710	23.3	196,573	17.6	71.3
	162,879	43.1	123,148	36.2	93,138	30.6	32.3	74.9	549,107	37.9	356,931	32.0	53.8
Equipos agrícolas	3,549	0.9	4,397	1.3	4,736	1.6	-19.3	-25.1	23,156	1.6	29,577	2.7	-21.7
Automotriz	20,703	5.5	12,384	3.6	5,540	1.8	67.2	273.7	48,468	3.3	27,643	2.5	75.3
Unidades usadas	15,080	4.0	23,023	6.8	14,153	4.7	-34.5	6.6	71,543	4.9	43,489	3.9	64.5
	202,211	53.5	162,952	48.0	117,567	38.7	24.1	72.0	692,274	47.8	457,640	41.0	51.3
Repuestos y servicios	142,934	37.8	151,938	44.7	157,066	51.7	-5.9	-9.0	635,703	43.9	565,364	50.7	12.4
Alquileres	6,049	1.6	4,922	1.4	3,919	1.3	22.9	54.4	19,305	1.3	15,810	1.4	22.1
Otras ventas de subsidiarias	28,610	7.0	19,960	5.9	25,520	8.4	33.3	4.3	100,148	6.9	76,332	6.8	31.2
Total	377,804	100.0	339,772	100.0	304,072	100.0	11.2	24.2	1,447,430	100.0	1,115,146	100.0	29.8

Distribución porcentual de las ventas de la compañia por sectores económicos:

	Acumulado al 31-12-2006
Minería	53.6%
Construccion	15.0%
Comercio y servicios	10.2%
Hidrocarburos	3.4%
Pesca	2.8%
Transporte	2.1%
Agricultura	2.5%
Gobierno	1.6%
Industria	1.2%
Otros	7.5%
Total	100.0%

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Conformación del Pasivo al 31 de diciembre del 2006

(En miles de US dólares americanos)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	48,035	30,119	6,560	11,356
Proveedores:				
Caterpillar	23,328	23,328		
Otros	23,270	23,270		
Papeles Comerciales	29,116	29,116		
Bonos corporativos	50,000		17,500	32,500
Caterpillar Financial Services	9,503		2,001	7,502
Otros pasivos	40,243	40,243		
Total	223,495	146,076	26,061	51,358

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2006	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A Y SUBSIDIRIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIRIAS
Balance General
Al 31 de Diciembre del año 2006 y 31 de Diciembre del año 2005
(En miles de nuevos soles)

Activo

	Notas	Al 31 de Diciembre 2006	Al 31 de Diciembre 2005
Activo Corriente			
Efectivo y equivalentes de efectivo		48,762	17,189
Inversiones financieras		0	0
Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
Activos disponibles para la venta		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	3	319,326	259,723
Cuentas por Cobrar a Vinculadas		0	0
Otras Cuentas por Cobrar (neto de provisión acumulada)		10,506	18,605
Existencias (neto de provisión acumulada)	4	404,112	297,697
Activos Biológicos		0	0
Activos no corrientes disponibles para la venta		0	0
Gastos Pagados por Anticipado		7,439	6,168
Otros activos		0	0
Total Activo Corriente		790,145	599,382
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	3	38,676	41,535
Cuentas por Cobrar a Vinculadas a Largo Plazo		0	0
Otras Cuentas por Cobrar a Largo Plazo		0	0
Inversiones financieras		23,406	17,749
Activos disponibles para la venta		0	0
Activos financieros mantenidos a vencimiento		0	0
Inversiones al método de la participación		20,603	13,608
Otras Inversiones financieras		2,803	4,141
Activos por Instrumentos Financieros Derivados		0	0
Existencias		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	5	267,590	226,159
Activos Intangibles (neto de amortización y desvalorización acumulada)		0	0
Impuesto a la Renta y Participaciones Diferidos Activo		7,383	11,301
Crédito Mercantil		0	0
Otros Activos		527	763
Total Activo No Corriente		337,582	297,507
TOTAL ACTIVO		1,127,727	896,889

Pasivo y Patrimonio

	Notas	Al 31 de Diciembre 2006	Al 31 de Diciembre 2005
Pasivo Corriente			
Sobregiros Bancarios		2,154	6...
Obligaciones Financieras		193,315	75...
Cuentas por Pagar Comerciales		148,975	216...
Cuentas por Pagar a Vinculadas		0	
Provisiones		0	
Impuesto a la Renta y Particip. Corrientes		24,308	12...
Otras Cuentas por Pagar		182,557	53...
Pasivos por Instrumentos Financieros Derivados		0	
Total Pasivo Corriente		551,309	362...
Pasivo No Corriente			
Obligaciones Financieras		164,916	214...
Cuentas por Pagar Comerciales		0	
Cuentas por pagar a Vinculadas		0	
Pasivos por Instrumentos Financieros Derivados		0	
Provisiones		0	
Otras Cuentas por Pagar		0	
Ingresos Diferidos (netos)		12,200	5...
Impuesto a la Renta y Particip.Diferidas Pasivo		0	
Total Pasivo No Corriente		177,116	220...
Total Pasivo		728,425	582...
Patrimonio Neto			
Capital	8	154,119	145...
Capital adicional		0	
Resultados no realizados	8	8,643	8...
Reservas Legales		7,086	5...
Otras Reservas		0	
Resultados Acumulados	8	46,692	12...
Diferencias de Conversión		0	
Total Patrimonio Neto atribuible a los accionistas mayoritarios	8	216,540	169...
Capital		130,077	122...
Acciones de Inversión		0	
Capital adicional		0	
Resultados no realizados	8	7,294	5...
Reservas Legales		5,991	4...
Otras Reservas		0	
Resultados Acumulados	8	39,400	12...
Diferencias de Conversión		0	
Total Patrimonio Neto atribuible a los Intereses Minoritarios		182,762	145...
Total Patrimonio Neto		399,302	314...
TOTAL PASIVO Y PATRIMONIO NETO		1,127,727	896...

Ferreyros s.a.a.
VICTOR ASIETE PALMA
Gerente División Contraloria

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIRIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2006 y 2005
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2006	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2005	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2006	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2005
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		378,433	304,544	1,430,608	1,083,642
Otros Ingresos Operacionales		90	(205)	3,126	3,437
Total de Ingresos Brutos		378,523	304,339	1,433,734	1,087,079
Costo de Ventas (Operacionales)		(288,478)	(224,585)	(1,104,066)	(821,257)
Otros costos operacionales		0	0	0	0
Total Costos Operacionales		(288,478)	(224,585)	(1,104,066)	(821,257)
Utilidad Bruta		90,045	79,754	329,668	265,822
Gastos Operacionales					
Gastos de Ventas		(27,146)	(26,128)	(110,745)	(110,518)
Gastos de Administración		(17,333)	(13,782)	(70,712)	(58,294)
Utilidad Operativa		45,566	39,844	148,211	97,010
Otros Ingresos (gastos)					
Ingresos Financieros		11,604	6,305	53,125	25,376
Gastos Financieros		(8,720)	(14,508)	(34,361)	(43,345)
Participación en los resultados de empresas vinculadas bajo el método de participación		0	0	0	0
Ganancia o pérdida por instrumentos financieros derivados		0	0	0	0
Ganancia o pérdida por venta de activos		0	0	0	0
Otros Ingresos		0	0	0	0
Otros Gastos		(4,159)	(11,352)	(9,551)	(23,074)
Resultado antes de Participaciones y del Impuesto a la Renta		44,291	20,289	157,424	55,967
Participación de los trabajadores		(3,656)	(2,002)	(13,321)	(5,704)
Impuesto a la Renta		(12,723)	(6,835)	(46,310)	(20,196)
Utilidad (Perdida) Neta del Ejercicio		27,912	11,452	97,793	30,067
Utilidad (Pérdida) Neta atribuíble:					
Accionistas mayoritarios		15,137	6,176	53,033	16,216
Intereses Minoritarios		12,775	5,276	44,760	13,851
		27,912	11,452	97,793	30,067
Utilidad (pérdida) básica por acción común	10	0.108	0.044	0.378	0.116
Utilidad (pérdida) básica por acción de inversión		0.000	0.000	0.000	0.000
Utilidad (pérdida) diluida por acción común		0.000	0.000	0.000	0.000
Utilidad (pérdida) diluida por acción de inversión		0.000	0.000	0.000	0.000

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE,
Contador General - Mat. 19915

	Notas	Del 1 de Enero de 2006 al 31 de Diciembre de 2006	Del 1 de Enero de 2005 al 31 de Diciembre de 2005
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales		1,472,298	949,855
Honorarios y comisiones		2,233	3,286
Intereses y rendimientos (no incluidos en la actividad de inversión)		11,647	9,488
Dividendos (no incluidos en la actividad de inversión)		0	0
Regalías		0	0
Otros cobros de efectivo relativos a la actividad		46,769	21,403
Menos pagos (salidas) por:		0	0
Proveedores de bienes y servicios		(1,282,144)	(952,306)
Remuneraciones y beneficios sociales		(155,537)	(121,810)
Tributos		(44,320)	(19,286)
Intereses y rendimientos (no incluidos en la actividad de financiamiento)		0	0
Dividendos (no incluidos en la actividad de financiamiento)		0	0
Regalías		0	0
Otros Pagos de efectivo relativos a la actividad		(7,846)	(9,425)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		43,100	(118,795)
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a vinculadas		0	0
Venta de inversiones financieras		142	1,041
Venta de inversiones inmobiliarias		0	0
Venta de inmuebles, maquinaria y equipo		8,190	14,186
Venta de activos intangibles		0	0
Intereses y rendimientos		0	0
Dividendos		379	4,886
Otros cobros de efectivo relativos a la actividad		2,523	1,583
Menos pagos (salidas) por:		0	0
Prestamos otorgados a vinculadas		0	0
Compra de inversiones financieras		(3,730)	(61)
Compra de inversiones inmobiliarias		0	0
Compra de inmuebles, maquinaria y equipo		(37,632)	(13,223)
Desembolsos por trabajos en curso de inmueble, maquinaria y equipo		0	0
Compra y desarrollo de activos intangibles		0	0
Otros activos financieros		0	0
Otros activos no financieros		0	0
Otros pagos de efectivo relativos a la actividad		0	(5,165)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		(30,128)	3,247
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Préstamos bancarios		64,911	49,831
Emisión de obligaciones financieras		0	
Emisión de acciones o nuevos aportes		(15)	0
Venta de acciones en tesorería		0	0
Otros cobros de efectivo relativos a la actividad		0	58,646
Menos pagos (salidas) por:		0	0
Amortización o pago de préstamos bancarios		0	3,169
Amortización o pago de obligaciones financieras		0	0
Recompra de acciones propias (acciones en tesorería)		0	0
Intereses y rendimientos		(32,440)	0
Dividendos pagados a accionistas de la matriz		(7,222)	(6,463)
Dividendos pagados a intereses minoritarios		(6,095)	(5,526)
Diferencias de conversión		0	0
Otros pagos de efectivo relativos a la actividad.		(538)	1,278
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		18,601	100,935
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		31,573	(14,613)
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		17,189	31,802
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		48,762	17,189

Ferreyros s.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	Notas	Del 1 de Enero de 2006 al 31 de Diciembre de 2006	Del 1 de Enero de 2005 al 31 de Diciembre de 2005
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio		97,793	30,067
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
Provisión de cuentas de cobranza dudosa		746	8,349
Provisión por desvalorización de existencias		12,325	4,794
Provisión por fluctuación del valor de inversiones financieras		0	0
Depreciación del ejercicio		32,638	35,306
Desvalorización de activos		4,728	7,954
Amortización y castigo de activos intangibles		0	0
Provisión para protección del medio ambiente		0	0
Amortización de otros activos		0	0
Provisiones		10,881	5,101
Pérdida en venta de inversiones financieras		0	0
Pérdida en venta de inversiones inmobiliarias		0	0
Pérdida en venta de inmuebles, maquinaria y equipo		2,126	0
Pérdida en venta de activos intangibles		0	0
Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		0	0
Pérdida por aplicación del valor razonable		0	0
Impuesto a la renta y participación de los trabajadores diferidos		0	5,159
Efecto acumulado por cambios en las políticas contables		0	0
Otros		23,236	30,727
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
Utilidad en venta de inversiones financieras		0	0
Utilidad en venta de inversiones inmobiliarias		0	0
Utilidad en venta de inmuebles, maquinaria y equipo		0	(5,934)
Utilidad en venta de activos intangibles		0	0
Ganancia por aplicación del valor razonable		0	0
Impuesto a la renta y participación de los trabajadores diferidos		6,239	(5,391)
Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		0	0
Efecto acumulado por cambios en las políticas contables		0	0
Otros		(10,596)	(400)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
(Aumento) Disminución de Activos disponibles para la venta		0	0
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados		0	0
(Aumento) Disminución de Cuentas por Cobrar Comerciales		(57,950)	(76,924)
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas		0	0
(Aumento) Disminución de Otras Cuentas por Cobrar		(5,256)	11,012
(Aumento) Disminución en Existencias		(82,742)	(71,199)
(Aumento) Disminución en Activos Biológicos		0	0
(Aumento) Disminución de Activos no corrientes disponibles para la venta		0	0
(Aumento) Disminución en Gastos Pagados por Anticipado		(1,145)	(440)
(Aumento) Disminución de Otros Activos		0	0
Aumento (Disminución) de Obligaciones Financieras		0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales		12,656	(99,284)
Aumento (Disminución) de Cuentas por Pagar a Vinculadas		0	0
Aumento (Disminución) de Provisiones		0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
Aumento (Disminución) de Otras Cuentas por Pagar		(2,579)	2,308
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		43,100	(118,795)
PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores		0	0
Bienes adquiridos en operaciones de arrendamiento financiero		0	0
Compensación de pasivos corrientes		0	0
Compensación de pasivos no corrientes		0	0
Capitalización de acreencias u obligaciones		0	0
Revaluación de activos		0	0
Aportes de capital en bienes		0	0

Ferreyros s.a.a.

VÍCTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE ·
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIRIAS

Estado de Cambios en el Patrimonio Neto

Por los periodos terminados al 31 de Diciembre del año 2006 y 2005

(En miles de nuevos soles)

	Capital	Capital adicional	Resultados no realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a los accionistas mayoritarios	Total Patrimonio Neto atribuible a los Intereses Minoritarios
Saldos al 1ero. de enero de 2005	135,667	0	5,537	3,946	0	12,950	0	158,100	135,045
1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0
2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	16,305	0	16,305	13,762
Total de ingresos y gastos del periodo	0	0	0	0	0	16,305	0	16,305	13,762
3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	0	0	0	0	0	0	0
4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0
5. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	(6,567)	0	(6,567)	(5,422)
6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0
7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0
8. Acciones en tesorería	0	0	0	0	0	0	0	0	0
9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
10. Revaluación de activos	0	0	1,950	0	0	0	0	1,950	1,645
11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0
12. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0
13. Otros incrementos o disminuciones de las partidas patrimoniales	7,889	0	1,108	1,486	0	(10,483)	0	0	0
14. Interés Minoritario	0	0	0	0	0	0	0	0	0
Saldos al 31 de Diciembre de 2005	143,556	0	8,595	5,432	0	12,205	0	169,788	145,030
Saldos al 1ero. de enero de 2006	143,556	0	8,595	5,432	0	12,205	0	169,788	145,030
1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0
2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	53,033	0	53,033	44,760
Total de ingresos y gastos del periodo	0	0	0	0	0	53,033	0	53,033	44,760
3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	0	0	0	0	0	0	0
4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0
5. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	(7,217)	0	(7,217)	(6,091)
6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0
7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0
8. Acciones en tesorería	0	0	0	0	0	0	0	0	0
9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
10. Revaluación de activos	0	0	0	0	0	0	0	0	0
11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0
12. Movimiento de resultados no realizados del periodo	0	0	2,277	0	0	(2,277)	0	0	0
13. Otros incrementos o disminuciones de las partidas patrimoniales	9,771	0	(2,277)	1,635	0	(9,129)	0	0	0
14. Interés Minoritario	792	0	48	19	0	77	0	936	(937)
Saldos al 31 de Diciembre de 2006	154,119	0	8,643	7,086	0	46,692	0	216,540	182,762

Ferreyros s.a.a

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros s.a.a

VICTOR ASTETE PALMA
Gerente División Contraloría



FERREYROS S.A.A. Y SUBSIDIARIAS
NOTAS A LOS ESTADOS FINANCIEROS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DEL 2006

1)   **PRINCIPIOS Y PRACTICAS CONTABLES**

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

Respecto de las NIC 21 y 27 revisadas en el 2003, el Consejo Normativo de Contabilidad, tomando en consideración que se requiere de mayor estudio de los criterios técnicos sobre los que las empresas deben sustentar y establecer su moneda funcional, y teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su resolución N° 038-2005-EF/93.01 de fecha 28 de diciembre del 2005, publicada el 3 de febrero del 2006 acordó suspender la entrada en vigencia de la NIC 21 revisada en el 2003 hasta el 31 de diciembre de 2006, y restituir por el mismo periodo la NIC 21 anterior así como las SIC 19 y 30, excepto por el tratamiento alternativo indicado en los párrafos del 20 al 22 de la referida norma; esta resolución no impide la aplicación optativa de la NIC 21 revisada en el 2003, en los términos que se indican en el articulo 3 de la resolución N° 034-2005-EF/93.01. En adición se mantiene la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias y asociadas.

Los estados financieros del periodo han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2005.

Moneda de medición y presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda de medición). Los estados financieros se presentan en nuevos soles, que es la moneda de medición y la moneda de

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C., empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

	S/.000
Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles, mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito Mercantil	5,351
Valor Pagado	5,356

El precio pagado por la Compañía fue de S/.5,356,000 originándose en consecuencia un crédito mercantil de S/.5,351,000.

En adición, como parte del Convenio de transferencia de acciones, el 2 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/.2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance a dicha fecha.

La compañía consolidará las operaciones de Megacaucho Representaciones S.A.C. a partir del año 2007.

3) **CUENTAS POR COBRAR COMERCIALES**

Este rubro comprende:

	31-12-06		31-12-05	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	374,057	43,748	318,438	45,432
Intereses diferidos	(10,037)	(5,072)	(11,083)	(3,897)
Provisión para cuentas de cobranza dudosa	(44,694)		(47,632)	
	319,326	38,676	259,723	41,535

4) EXISTENCIAS

Este rubro comprende:

	31-12-06	31-12-05
	S/.000	S/.000
Maquinas, motores y automotores	155,068	145,782
Repuestos	108,491	97,590
Mercaderías	22,831	13,958
Servicios de taller en proceso	23,248	21,043
Productos en proceso	3,472	5,506
Materias primas y material de empaque	3,622	6,152
Existencias por recibir	99,878	26,884
	416,610	316,915
Provisión para desvalorización de existencias	(12,497)	(19,218)
	404,112	297,697

El movimiento del año de la provisión para desvalorización de existencias fue el siguiente:

	31-12-06	31-12-05
	S/.000	S/.000
Saldo inicial	19,218	14,424
Adiciones del período	12,325	11,418
Aplicaciones por ventas	(19,046)	(6,624)
Saldo final	**12,497**	**19,218**

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transfe- rencias	Otros Cambios	Saldos Finales
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Costo -						
Terrenos	57,330	361	(3,855)	(101)	-	**53,735**
Edificios y otras construcciones	105,463	801	(12,954)	4,047	-	**97,357**
Instalaciones	14,348	777	(229)	(3,648)	-	**11,248**
Maquinaria y equipo	120,314	7,877	(2,330)	7,929	-	**133,789**
Maquinaria y equipo-						
Flota de alquiler	77,465	36,339	(3,473)	7,539	(4,291)	**113,580**
Unidades de transporte	9,245	324	(173)	-	-	**9,396**
Muebles y enseres	36,141	3,472	(978)	-	-	**38,634**
Trabajos en curso	2,997	19,111	-	(1,415)	(339)	**20,354**
	423,304	69,062	(23,992)	14,351	(4,630)	478,093

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transfe-rencias	Otros Cambios	Saldos Finales
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Depreciación Acumulada -						
Edificios y otras construcciones	38,229	3,031	(1,913)	452	-	**39,799**
Instalaciones	7,416	608	(112)	(622)	-	**7,289**
Maquinaria y equipo	87,605	8,244	(1,771)	(255)	-	**93,823**
Maquinaria y equipo-						
Flota de alquiler	20,236	17,392	(251)	(10,279)	(167)	**26,931**
Unidades de transporte	6,984	602	(173)	-	-	**7,414**
Muebles y enseres	28,721	2,760	(962)	-	-	**30,520**
	189,191	**32,638**	**(5,183)**	**(10,703)**	**(167)**	**205,775**
Provisión para desvalorización de inmueble	(7,954)	(4,728)	7,954			(4,728)
Costo neto	**226,159**					**267,590**

6) EMISIONES Y REEMBOLSOS DE TITULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago:					
			TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Primera emisión, Serie A, del primer programa	Julio del 2004	Hasta julio del 2007	7,500	23,978	7,500	23,978		
Primera emisión, Serie B, del primer programa	Diciembre del 2004	Hasta noviembre del 2007	7,500	23,978	7,500	23,978		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	47,955			15,000	47,955
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	10,000	31,970	2,500	7,993	7,500	23,978
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	31,970			10,000	31,970
TOTALES			**50,000**	**159,850**	**17,500**	**55,948**	**32,500**	**103,903**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915 .

La deuda por papeles comerciales emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Importe US $.000	Importe S/. 000
Primera emisión, Serie A, del segundo programa de instrumentos de corto plazo Ferreyros	Setiembre del 2006	Marzo del 2007	10,000	31,970
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Octubre del 2006	Julio del 2007	5,000	15,985
Primera emisión, Serie B, del segundo programa de instrumentos de corto plazo Ferreyros	Octubre del 2006	Abril del 2007	5,000	15,985
Primera emisión, Serie D, del segundo programa de instrumentos de corto plazo Ferreyros	Noviembre del 2006	Noviembre del 2007	10,000	31,970
TOTALES			30,000	95,910

Los intereses devengados por títulos de deuda ascienden a S/.9.6 millones.

Las redenciones de bonos corporativos en el año fueron como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Cuarta emisión, Serie B, del primer programa	Abril del 2006	10,000	31,970
Cuarta emisión, Serie C, del primer programa	Julio del 2006	5,000	15,985
TOTALES		15,000	47,955

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2006			2005		
	Equipos Pesados, repuestos y servicios S/.000	Otras Unidades de Negocios S/.000	Total S/.000	Equipos Pesados, repuestos y servicios S/.000	Otras Unidades de Negocios S/.000	Total S/.000
Total ingresos por ventas y servicios	1,246,048	184,560	1,430,608	934,970	148,672	1,083,642
Utilidad de operación	136,261	11,950	148,211	86,387	10,623	97,010
Principales activos: Activos fijos	188,685	78,905	267,590	157,809	68,350	226,159
Existencias	327,196	76,916	404,112	248,914	48,783	297,697
Cuentas por Cobrar	289,862	68,140	358,002	240,122	61,136	301,258

8) PATRIMONIO

a) Capital

Por acuerdo de Junta General de Accionistas del 28 de marzo del 2006, se aprobó aumentar el capital social en S/.18.0 millones mediante la capitalización de resultados acumulados y excedente de revaluación.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital social está representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una.

b) Excedente de revaluación

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuado por un perito independiente en los años 2005 y 1999, neto de su correspondiente impuesto a la renta diferido. La tasación del año 2005 fue realizada por los peritos independientes Alicar Asociados S.A.C. aplicando el método de evaluación directa de acuerdo con lo dispuesto Reglamento General de Tasaciones.

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Al 31 de diciembre de 2005, la Compañía había capitalizado excedentes de revaluación por S/.3.6 millones y en marzo de 2006 por S/.4.2 millones. Posteriormente, se restituyó el excedente de revaluación previamente capitalizado por un total de S/.7.8 millones con débito a los resultados acumulados, el mismo que se encuentra pendiente de aprobación por la Junta General de Accionistas que se llevará a cabo el 28 de marzo 2007.

c) Resultados acumulados

Por acuerdo de la Junta General de Accionistas antes mencionada, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones y la capitalización de resultados acumulados por S/. 13.8 millones.

Adicionalmente, se ha restituido el excedente de revaluación capitalizado por S/. 7.8 millones con cargo a resultados acumulados.

9) CONTINGENCIAS Y COMPROMISOS

Al 31 de Diciembre del 2006, la Compañía tiene las siguientes contingencias:

a. En Abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.5 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b. En Diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.19.8 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración Tributaria.

c. En Junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 30.0 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración tributaria.

d. Al 31 de Diciembre del 2006, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias indicadas, de acuerdo al procedimiento

establecido, la Administración Tributaria hizo conocer a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones por un total de S/.6.3 que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de Diciembre del 2006, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 12.5 millones y US $ 15.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 1.5 millones, que garantizan transacciones diversas.

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Años terminados el:	
		31-12-06	31-12-05	31-12-06	31-12-05
Utilidad neta	S/.	27,912,000	11,452,000	97,793,000	30,067,000
Promedio ponderado de acciones comunes en circulación		258,360,000	258,360,000	258,360,000	258,360,000
Utilidad básica por acción	S/.	0.108	0.044	0.378	0.116

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de Diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-12-06	31-12-05
	(En miles de soles)	

Ajustes por registro de :

	31-12-06	31-12-05
Transferencias de existencias a inmuebles, maquinarias y equipo	67,912	33,140
Transferencias de inmuebles, maquinarias y equipo a existencias	42,847	46,709

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915



+Ferreyros

Exemption pursuant to Rule 12g3-2(b)   82-4567

Submission of: Other information

Lima, March 1st, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Ref.- Ferreyros' General Stockholder's Meeting – March 28th,2007

Hereby we inform you that our Board of Directors in its session held yesterday, pursuant to article 113° of the General Law of Corporations ("Ley General de Sociedades") and in accordance to Ferreyros By-Laws, approved to perform our next General Stockholder's Meeting, on Wednesday March 28th , 2007 at 11:00 a.m. in its headquarters offices.. If the required quorum is not obtained, the second meeting will be held on Tuesday, April 3rd, 2007 at the same hour and place.

The agenda of the next General Stockholders' Meeting will be as follows:

1.Review and approval of 2006 annual report which includes the analysis and discussion of the financial statements for the financial year ended December 31st , 2006
2. Treatment of the capitalization of the revaluation excess ("Excedente de Revaluación") of previous exercises and partial application of accumulated results.
3. Dividends policy modification
4. Application of the total amount of the free disposition profits corresponding to the exercise 2006 and delegation of powers to the board of directors for the distribution of the free disposition profits, the increase of the capital and the modification of Article 5° of Ferreyros's By-Laws.
5. Appointment of the External Auditors for the exercise 2007.

The documentation referred to the agenda will be available for the stockholders since March 3rd, 2007, in our offices after the release of the Annual General Stockholders' Meeting notice.

Find enclosed copies of the Annual Report and the Audited Financial Statements for the financial year ended as of December 31st , 2006 approved by the Board of Directors.

Holders of shares registered in the company's shareholders registry or in CAVALI registry at least 10 days prior to the meeting will have the right to attend the meeting.

Powers of attorney will be registered in the company's office (second floor) no later than 24 hours before the meeting.

Faithfully yours,

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2006 Y 31 DE DICIEMBRE DE 2005

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2006 Y 31 DE DICIEMBRE DE 2005

CONTENIDO   Páginas

S/.   = Nuevo sol
US$ = Dólar estadounidense



Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

26 de febrero de 2007

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los estados financieros adjuntos de **Ferreyros S.A.A.** que comprenden los balances generales al 31 de diciembre de 2006 y al 31 de diciembre de 2005 y los estados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas, y el resumen de políticas contables significativas y otras notas explicativas.

Responsabilidad de la Gerencia sobre los estados financieros

La Gerencia es responsable de la preparación y presentación razonable de estos estados financieros de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Esta responsabilidad incluye: diseñar, implantar y mantener el control interno relevante en la preparación y presentación razonable de los estados financieros para que no contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error; seleccionar y aplicar las políticas contables apropiadas; y realizar estimaciones contables razonables de acuerdo con las circunstancias.

Responsabilidad del Auditor

Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros basada en nuestras auditorias. Nuestras auditorias fueron realizadas de acuerdo con normas de auditoria generalmente aceptadas en el Perú. Tales normas requieren que cumplamos con requerimientos éticos y planifiquemos y realicemos la auditoria para obtener seguridad razonable de que los estados financieros no contienen representaciones erróneas de importancia relativa.

Una auditoria comprende la realización de procedimientos para obtener evidencia de auditoria sobre los saldos y las divulgaciones en los estados financieros. Los procedimientos seleccionados dependen del juicio del auditor, que incluye la evaluación del riesgo de que los estados financieros contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error. Al efectuar esta evaluación de riesgo, el auditor toma en consideración el control interno relevante de la Compañía en la preparación y presentación razonable de los estados financieros a fin de diseñar procedimientos de auditoria apropiados a las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la entidad. Una auditoria también comprende la evaluación de que los principios de contabilidad aplicados son apropiados y que las estimaciones contables realizadas por la gerencia son razonables, así como una evaluación de la presentación general de los estados financieros.

- 1 -

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,045,000.00

PRICEWATERHOUSECOOPERS ⅏

26 de febrero de 2007
Ferreyros S.A.A.

Consideramos que la evidencia de auditoria que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoria.

Opinión

En nuestra opinión, los estados financieros antes indicados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A.** al 31 de diciembre de 2006 y al 31 de diciembre de 2005, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Los estados financieros individuales de **Ferreyros S.A.A.** fueron preparados en cumplimiento de los requerimientos vigentes en el Perú para la presentación de información financiera y reflejan el valor de la inversión en sus subsidiarias a su valor patrimonial (Nota 2-g) y no sobre una base consolidada. Estos estados financieros deben leerse conjuntamente con los estados financieros consolidados de **Ferreyros S.A.A.** y subsidiarias, que se presentan por separado, sobre los cuales en nuestro dictamen de la fecha emitimos una opinión sin salvedades.

Refrendado por

——————————————(socio)
Arnaldo Alvarado L.
Contador Público Colegiado
Matrícula No.7576

FERREYROS S.A.A.

BALANCE GENERAL (Notas 1, 2, 3, 4 y 26)

ACTIVO

	Al 31 de diciembre de	
	2006	2005
	S/.000	S/.000
ACTIVO CORRIENTE		
Caja y bancos (Nota 5)	34,610	11,469
Cuentas por cobrar comerciales:		
Terceros (Nota 6)	274,840	226,846
Empresas afiliadas (Nota 7)	9,357	7,043
Otras cuentas por cobrar:		
Empresas afiliadas (Nota 7)	2,344	6,996
Diversas	4,457	6,956
Existencias (Nota 8)	334,797	253,255
Gastos pagados por anticipado	1,585	2,136
Total del activo corriente	661,990	514,701
CUENTAS POR COBRAR COMERCIALES		
A LARGO PLAZO (Nota 6)	36,171	34,788
INVERSIONES EN VALORES (Nota 9)	81,721	95,347
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 10)	218,227	183,880
IMPUESTO A LA RENTA Y PARTICIPACION		
DE LOS TRABAJADORES DIFERIDOS (Nota 11)	7,382	11,207
OTROS ACTIVOS	296	445
	1,005,787	840,368

Las notas que se acompañan de la página 8 a la 39 forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE GANANCIAS Y PERDIDAS (Notas 1, 2, 4, 7 y 26)

	Por el año terminado el 31 de diciembre de	
	2006	**2005**
	S/.000	**S/.000**
Ventas netas:		
Terceros	1,254,303	945,630
Empresas afiliadas	17,450	19,642
	1,271,753	965,272
Costo de ventas (Nota 19):		
Terceros	(964,923)	(724,876)
Empresas afiliadas	(15,793)	(18,001)
	(980,716)	(742,877)
Utilidad en ventas	291,037	222,395
Otros ingresos operacionales	3,126	3,437
	294,163	225,832
Gastos de administración (Nota 20)	62,613	51,287
Gastos de venta (Nota 21)	98,060	97,234
	160,673	148,521
Utilidad de operación	133,490	77,311
Otros ingresos (gastos):		
Ingresos financieros (Nota 22)	31,717	23,496
Gastos financieros (Nota 23)	(28,622)	(30,727)
Diferencia en cambio, neto	17,254	(9,780)
Diversos, neto (Nota 24)	(2,604)	(11,460)
	17,745	(28,471)
Utilidad antes de participación de los		
trabajadores e impuesto a la renta	151,235	48,840
Participación de los trabajadores (Notas 11 y 17)	(12,061)	(4,063)
Impuesto a la renta (Notas 11 y 17)	(41,612)	(14,635)
Utilidad neta del año	97,562	30,142
Utilidad básica por acción (Nota 25) S/.	0.378	0.117

Las notas que se acompañan de la página 8 a la página 39 forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota 16)
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006
Y EL 31 DE DICIEMBRE DE 2005

	Capital
	S/.000
Saldos al 1 de enero de 2005	251,550
Transferencia a la Reserva legal	-
Distribución de dividendos	-
Capitalización de partidas patrimoniales	14,628
Revaluación voluntaria, neto de efecto tributario	-
Utilidad neta del año	-
Saldos al 31 de diciembre de 2005	266,178
Transferencia a la Reserva legal	-
Distribución de dividendos	-
Capitalización de partidas patrimoniales	18,018
Transferencia de resultados acumulados	-
Utilidad neta del año	-
Saldos al 31 de diciembre de 2006	284,196

Las notas que se acompañan de la página 8 a la 39 forman parte de lo

- 5

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Notas 2 y 27)

	Por el año terminado el 31 de diciembre de	
	2006	**2005**
	S/.000	**S/.000**
ACTIVIDADES DE OPERACION		
Cobranza a clientes	1,287,748	799,280
Otros cobros relativos a la actividad	51,969	34,304
Pago a proveedores	(1,098,625)	(830,235)
Pago de remuneraciones y beneficios sociales	(139,027)	(110,346)
Pago de tributos	(38,570)	(13,251)
Otros pagos relativos a la actividad	(2,426)	(139)
Efectivo neto provisto por (aplicado a) las actividades de operación	61,069	(120,387)
ACTIVIDADES DE INVERSION		
Venta de inversiones en valores	142	1,041
Venta de inmuebles, maquinaria y equipo	8,190	14,186
Compra de maquinaria y equipo	(13,665)	(4,560)
Compra de inversiones en valores	(3,654)	-
Cobros de otras inversiones en valores	2,377	1,584
Dividendos recibidos	379	4,886
Otros cobros relativos a la actividad	22	-
Efectivo neto (aplicado a) provisto por las actividades de inversión	(6,209)	17,137
ACTIVIDADES DE FINANCIAMIENTO		
Titulización de cuentas por cobrar, neto	-	52,856
Sobregiros y préstamos bancarios, neto	79,006	42,412
Deudas a largo plazo, neto	(64,776)	35,431
Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo	(32,440)	(31,705)
Dividendos pagados	(13,317)	(11,989)
Otros (pagos) cobros relativos a la actividad	(192)	3,673
Efectivo neto (aplicado a) provisto por las actividades de financiamiento	(31,719)	90,678
Aumento (disminución) neta del efectivo	23,141	(29,709)
Saldo del efectivo al inicio del año	11,469	24,041
Saldo del efectivo al final del año	34,610	(5,668)

-6-

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Continuación)

	Por el año terminado el 31 de diciembre de	
	2006	2005
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad neta del año	97,562	30,142
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	287	7,049
Provisión para desvalorización de existencias	12,110	11,794
Recuperación de provisión para desvalorización de existencias	(18,946)	(6,624)
Provisión para desvalorización de activos fijos	4,728	7,954
Provisión para gratificación de trabajadores	8,012	2,476
Provisión para vacaciones de trabajadores	970	117
Valor de participación patrimonial de inversiones en valores	(9,027)	(10,860)
Utilidad en venta de inmuebles, maquinaria y equipo	(516)	(5,934)
Depreciación y amortización	29,325	31,476
Gastos financieros	28,622	30,727
Remuneraciones al directorio	7,765	2,508
Participación de los trabajadores	8,114	5,159
Impuesto a la renta y participación de los trabajadores diferidos	6,239	(5,205)
Otros	(4,070)	601
Variaciones netas en activos y pasivos:		
Cuentas por cobrar comerciales	(51,978)	(141,929)
Otras cuentas por cobrar	7,151	(687)
Existencias	(74,706)	(62,587)
Gastos pagados por anticipado	551	1,474
Cuentas por pagar comerciales	20,021	(30,513)
Otras cuentas por pagar	(11,145)	12,475
Efectivo neto provisto por (aplicado a) las actividades de operación	61,069	(120,387)

Las notas que se acompañan de la página 8 a la página 39 forman parte de los estados financieros.

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2006 Y 31 DE DICIEMBRE DE 2005

1   **ANTECEDENTES Y ACTIVIDAD ECONOMICA**

a)   Antecedentes -

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.).   Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Huaraz, Ica, Arequipa, Cusco, Cajamarca, Cerro de Pasco y Huancayo.

b)   Actividad económica -

Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

En el 2006 el personal utilizado por la Compañía para desarrollar sus actividades comprendió 37 funcionarios, 712 empleados y 738 obreros (35 funcionarios, 594 empleados y 503 obreros al 31 de diciembre del 2005). Durante el año 2006 la Compañía absorbió 161 trabajadores (46 empleados, 114 obreros y 1 vendedor) como consecuencia de la escisión de Motorindustria S.A. mencionada líneas abajo, en esta misma nota.

c)   Aprobación de los estados financieros -

De acuerdo con la Ley General de Sociedades, los estados financieros al 31 de diciembre de 2006 han sido formulados por la Gerencia, la que los someterá a consideración del Directorio y la Junta General Obligatoria de Accionistas que será convocada dentro de los plazos establecidos por ley. Los estados financieros al 31 de diciembre de 2005 fueron aprobados por la Junta General Obligatoria de Accionistas del 28 de marzo de 2006.

Adquisición de empresas -

El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C., empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

	S/.000
Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles, mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,351
Valor pagado	5,356

En adición, como parte del Convenio de transferencia de acciones, el 31 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/.2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance al 2 de enero de 2007.

Escisión de bloque patrimonial -

En Juntas Generales de Accionistas del 28 de marzo de 2005 se aprobó la escisión de la empresa subsidiaria Motorindustria S.A., así como la reducción de su capital, mediante la segregación de un bloque patrimonial a favor de la Compañía. La escisión acordada tuvo efecto a partir del 1 de marzo de 2006. A continuación se detallan los activos y pasivos que fueron recibidos como resultado de la escisión:

	S/.000
Instalaciones, maquinaria y equipo	10,707
Cuentas por cobrar a la Compañía	10,264
Otros activos	2,451
Total activo	23,422
Total pasivo	(1,760)
Patrimonio neto escindido	21,662

2 RESUMEN DE PRINCIPALES POLITICAS CONTABLES

Las principales políticas contables aplicadas en la preparación de los estados financieros se detallan a continuación. Estas políticas han sido aplicadas uniformemente en todos los años presentados, a menos que se indique lo contrario.

a) Base de preparación -

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIIF incorporan a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de

Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41, de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33. A la fecha están pendientes de oficialización las NIIF 7 y 8 y todos los pronunciamientos del actual Comité de Interpretaciones IFRIC.

Los estados financieros han sido preparados de acuerdo con el principio de costo histórico, modificado por la revaluación de terrenos, la valuación a valores razonables de las inversiones disponibles para la venta y el valor patrimonial proporcional de las inversiones en subsidiarias, asociadas y negocios conjuntos.

La variación en el poder adquisitivo de la moneda peruana en los años 2006 y 2005 con referencia al índice de precios al por mayor, de acuerdo con estadísticas oficiales, ha sido de 1.3% y 3.6%, respectivamente.

La preparación de los estados financieros de acuerdo con principios de contabilidad requiere el uso de ciertos estimados contables críticos. También requiere que la Gerencia ejerza su juicio en el proceso de aplicación de las políticas contables de la Compañía. Los estimados y criterios contables críticos se describen en la Nota 4.

• Pronunciamientos contables

El Consejo Normativo de Contabilidad oficializó a partir de 2006 la aplicación de las NIIF de la 1 a la 6 así como de las revisiones de ciertas NIC. Las normas que se detallan a continuación son relevantes para las operaciones de la Compañía:

NIC 27   (revisada en 2003) Estados financieros consolidados e individuales
NIC 39   (revisada en 2003) Instrumentos Financieros: Reconocimiento y Medición

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el de valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No.038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

La adopción de la NIC 39 (revisada en el 2003) ha resultado en un cambio en la política contable relacionada con las inversiones disponibles para la venta cuyas ganancias y/o pérdidas no realizadas son registradas en una cuenta patrimonial; hasta el 2005 se registraban en resultados.

• Nuevos pronunciamientos contables

Ciertas normas y modificaciones han sido emitidas y se encuentran vigentes a nivel internacional para períodos posteriores al 31 de diciembre de 2006. Estas normas se encuentran pendientes de ser oficializadas por el Consejo Normativo de Contabilidad. Aquellas que podrían ser aplicables a la Compañía son la NIIF 4 - Contratos de Seguros, NIIF 7 - Instrumentos financieros: Revelaciones, y una modificación complementaria a la NIC 1, Presentación de estados financieros – revelaciones sobre capital (vigentes a nivel internacional a partir del 1 de enero de 2007).

La Compañía se encuentra en proceso de evaluar el impacto que tendrán estar normas sobre los estados financieros.

b)   Traducción de moneda extranjera -

Moneda funcional y de presentación:

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía.

Transacciones y saldos:

Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones.

Las ganancias y pérdidas por diferencias en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del año de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

c)   Instrumentos financieros -

Los instrumentos financieros corresponden a los contratos que dan lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa.   En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son cuentas por cobrar, cuentas por pagar y las acciones representativas de capital en otras empresas.

Los instrumentos financieros se clasifican como de pasivo o de capital de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, los dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como de pasivo, se registran como gastos o ingresos en el estado de ganancias y pérdidas. Los pagos a los tenedores de los instrumentos financieros registrados como de capital, se registran directamente en el patrimonio neto.   Los instrumentos financieros se compensan cuando la Compañía tiene el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta, o de realizar el activo y cancelar el pasivo simultáneamente.

El valor razonable es el monto por el que un activo puede ser intercambiado entre un comprador y un vendedor debidamente informados, o puede ser cancelada una obligación, entre un deudor y un acreedor con suficiente información, bajo los términos de una transacción de libre competencia.

La Compañía clasifica sus instrumentos financieros como préstamos y cuentas por cobrar y activos financieros disponibles para la venta. La Gerencia determina la clasificación de sus instrumentos financieros en la fecha de su reconocimiento inicial y reevalúa esta clasificación a la fecha de cada cierre.

- 11 -

i) Préstamos y cuentas por cobrar -

Los préstamos y las cuentas por cobrar son activos financieros no derivados con pagos fijos o determinables que no son cotizados en un mercado activo. Surgen cuando la Compañía provee dinero, bienes o servicios directamente a un deudor sin intención de negociar la cuenta por cobrar. Se incluyen en el activo corriente, salvo por los de vencimientos mayores a 12 meses después de la fecha del balance general. Estos últimos se clasifican como activos no corrientes. Los préstamos y las cuentas por cobrar se incluyen en cuentas por cobrar comerciales y cuentas por cobrar diversas en el balance general (Nota 2-e).

ii) Activos financieros disponibles para la venta -

Los activos financieros disponibles para la venta son activos financieros patrimoniales no derivados que se designan en esta categoría. Estos activos se muestran como activos no corrientes a menos que la Gerencia tenga intención expresa de vender la inversión dentro de los 12 meses contados a partir de la fecha del balance general. Las inversiones disponibles para la venta son inicialmente registradas al costo de adquisición y subsecuentemente son valuadas a su valor razonable.

Las compras y ventas de inversiones se reconocen a la fecha de la negociación, fecha en la que la Compañía se compromete a comprar o vender el activo. Las inversiones se reconocen inicialmente a su valor razonable más los costos de transacción. Las inversiones se dejan de reconocer cuando los derechos a recibir flujos de efectivo de las inversiones han expirado o han sido transferidos y la Compañía ha transferido sustancialmente todos los riesgos y beneficios derivados de su propiedad.

Las ganancias y pérdidas no realizadas que surgen de cambios en el valor razonable de valores no monetarios clasificados como disponibles para la venta, se reconocen en el patrimonio. Cuando los valores clasificados como disponibles para la venta se venden o se desvalorizan, los ajustes a valor razonable acumulados se incluyen en el estado de ganancias y pérdidas como ganancias o pérdidas en inversiones en valores.

Los valores razonables de las inversiones con cotización bursátil se basan en precios vigentes ofrecidos.

La Compañía evalúa a cada fecha del balance general si existe evidencia objetiva de la desvalorización de un activo financiero o grupo de activos financieros.

En el caso de instrumentos patrimoniales clasificados como disponibles para la venta, se considera su disminución significativa o prolongada en el valor razonable del activo por debajo de su costo para determinar si los valores se han desvalorizado. Si existe tal evidencia para los instrumentos disponibles para la venta, la pérdida acumulada, que corresponde a la diferencia entre el costo de adquisición y el valor razonable, menos cualquier pérdida por deterioro en ese activo financiero, se retira del patrimonio neto y se le reconoce en el estado de ganancias y pérdidas.

d) Efectivo y equivalentes de efectivo -

El efectivo y equivalentes de efectivo comprenden el efectivo disponible y a los depósitos a la vista y cuentas corrientes en bancos.

e) Cuentas por cobrar comerciales y cuentas por cobrar diversas -

Las cuentas por cobrar se reconocen a su valor razonable menos la provisión por deterioro. La provisión por deterioro de las cuentas por cobrar se establece cuando existe evidencia objetiva de que la Compañía no podrá cobrar todos los montos vencidos de acuerdo a los términos originales de las cuentas por cobrar. El monto de la provisión se reconoce en el estado de ganancias y pérdidas. Las cuentas incobrables se castigan cuando se identifican como tales.

f) Existencias -

Las existencias se registran al costo o a su valor neto de realización el que resulte menor, sobre la base del método de identificación específica, excepto repuestos que se registran por el método del costo promedio ponderado. El costo de las existencias excluye los gastos de financiamiento y las diferencias en cambio. Las existencias por recibir se registran al costo por el método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

g) Inversiones en valores -

La Compañía registra sus inversiones en subsidiarias y asociadas bajo el método de participación patrimonial, mediante el cual los resultados obtenidos en estas empresas son reconocidos en sus estados financieros con cargo o crédito, según corresponda, al valor en libros de la inversión y los dividendos recibidos en efectivo se acreditan al valor de las inversiones.

h) Inmuebles, maquinaria y equipo y depreciación -

Los terrenos y edificios comprenden sustancialmente las plantas, locales de venta y oficinas. Los terrenos se muestran a su valor razonable, sobre la base de tasaciones periódicas, efectuadas al menos cada seis años, por tasadores independientes. Las demás partidas de la cuenta inmuebles, maquinaria y equipo se registran al costo histórico menos la depreciación subsiguiente y el importe acumulado de las pérdidas por deterioro en su valor. El costo histórico incluye los desembolsos directamente atribuibles a la adquisición de estas partidas.

Los costos subsecuentes se incluyen en el valor en libros del activo o se reconocen como un activo separado, según corresponda, sólo cuando es probable que beneficios económicos futuros asociados con el activo, se generen para la Compañía y el costo de estos activos puede ser medido razonablemente. Los gastos de mantenimiento y reparación se cargan al estado de ganancias y pérdidas en el período en el que estos gastos se incurren.

Los aumentos en el valor en libros producto de la revaluación de los terrenos se acreditan a la cuenta excedente de revaluación en el patrimonio. Las disminuciones que revierten aumentos previos al mismo activo son cargados directamente contra la cuenta excedente de revaluación en el

Compensación por tiempo de servicios

La provisión por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores.

o) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de eventos pasados, es más que probable que se requerirá de la salida de recursos para pagar la obligación y el monto ha sido estimado confiablemente. No se reconoce provisiones para futuras pérdidas operativas.

Cuando existen varias obligaciones similares, la probabilidad de que se requiera de salidas de recursos para su pago se determina considerando la clase de obligación como un todo. Se reconoce una provisión aun cuando la probabilidad de la salida de recursos respecto de cualquier partida específica incluida en la misma clase de obligaciones sea muy pequeña.

p) Distribución de dividendos -

La distribución de dividendos a los accionistas de la Compañía se reconoce como pasivo en los estados financieros en el periodo en el que los dividendos son aprobados por los accionistas de la Compañía.

q) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

r) Utilidad básica y diluida por acción -

La utilidad por acción básica se calcula dividiendo la utilidad neta, entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Al 31 de diciembre de 2006 y 2005, la Compañía no tiene instrumentos financieros con efecto dilutivo, por lo que la utilidad básica y diluida es la misma.

s) Reconocimiento de ingresos por venta -

Los ingresos comprenden el valor razonable de los ingresos por venta de servicios, neto de impuestos a las ventas, rebajas y descuentos. Los ingresos se reconocen como sigue:

*   Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

*   Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

- 16 -

Otros ingresos de la Compañía se reconocen de la siguiente manera:

- Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
- Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
- Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
- Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago y se acreditan al costo de la inversión.

t)   Información por segmento de negocio -

Un segmento de negocio es un grupo de activos dedicados a proveer productos o servicios que están sujetos a riesgos y beneficios que son diferentes a los de otros segmentos de negocios.

3   **ADMINISTRACION DE RIESGOS FINANCIEROS**

Las actividades de la Compañía la exponen a una variedad de riesgos financieros: riesgo de tipo de cambio, riesgo de tasa de interés, riesgo crediticio y riesgo de liquidez. El programa general de administración de riesgos de la Compañía se concentra principalmente en lo impredecible de los mercados financieros y trata de minimizar potenciales efectos adversos en el desempeño financiero de la Compañía. Los riesgos financieros con potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio

Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol. En este contexto la Compañía cubre su exposición al riesgo en la variación en los tipos de cambio a través del mantenimiento de activos expresados en dólares estadounidenses.

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2006 US$000	2005 US$000
Activo		
Caja y bancos	9,090	2,418
Cuentas por cobrar comerciales	99,363	74,281
Otras cuentas por cobrar	642	3,689
	109,095	80,388
Pasivo		
Sobregiros y préstamos bancarios	44,126	17,851
Cuentas por pagar comerciales	38,038	30,093
Otras cuentas por pagar e ingresos diferidos	19,893	6,653
Deudas a largo plazo	70,253	84,825
	172,310	139,422
Pasivo neto	63,215	59,034

El riesgo de cambio del pasivo neto en moneda extranjera se cubre económicamente con las existencias y la flota de alquiler, cuyos precios de venta se fijan en dólares estadounidenses.

Al 31 de diciembre de 2006, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.194 y S/.3.197 por US$1 para los activos y pasivos, respectivamente (S/.3.429 y S/.3.431 por US$1 para los activos y pasivos, respectivamente, al 31 de diciembre de 2005).

En el 2006, la Compañía obtuvo una ganancia neta por diferencia en cambio por S/.17.3 millones (pérdida neta por diferencia en cambio por S/.9.8 millones en el 2005).

Riesgo de tasa de interés

Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo con las condiciones de mercado.

Riesgo crediticio

La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.

Estimación del valor razonable

La Gerencia estima que los valores en libros de los instrumentos financieros de la Compañía (activos y pasivos corrientes, préstamos y deuda a largo plazo) al 31 de diciembre de 2006 y 2005 no difiere significativamente de sus valores razonables, por lo que, la revelación de dicha información no es relevante para una adecuada interpretación de la situación financiera de la Compañía a esas fechas.

4   **ESTIMADOS Y CRITERIOS CONTABLES CRITICOS**

Los estimados y criterios usados son continuamente evaluados y se basan en la experiencia histórica y otros factores, incluyendo la expectativa de ocurrencia de eventos futuros que se consideran razonables de acuerdo con las circunstancias.

La Compañía efectúa estimaciones y supuestos respecto del futuro. Las estimaciones contables resultantes, por definición, muy pocas veces serán iguales a los respectivos resultados reales. Las estimaciones y supuestos que tienen un riesgo significativo de causar un ajuste material a los saldos de los activos y pasivos en los próximos años corresponden a impuestos, ya que la determinación de las obligaciones y gastos por impuestos requiere de interpretaciones de la legislación tributaria aplicable. La Compañía cuenta con asesoría profesional en materia tributaria al momento de tomar alguna decisión sobre asuntos tributarios. Aun cuando la Gerencia considera que sus estimaciones en materia tributaria son prudentes y conservadoras, pueden surgir discrepancias con la administración tributaria en la interpretación de normas que requieran de ajustes por impuestos en el futuro.

5   **CAJA Y BANCOS**

Al 31 de diciembre este rubro comprende:

	2006 S/.000	2005 S/.000
Fondo fijo	505	487
Efectivo en tránsito	3,008	387
Cuentas corrientes	14,488	10,595
Depósitos a plazo	16,609	-
	34,610	11,469

6   **CUENTAS POR COBRAR COMERCIALES**

Al 31 de diciembre este rubro comprende:

	2006		2005	
	Corriente S/.000	Largo plazo S/.000	Corriente S/.000	Largo plazo S/.000
Facturas y letras	312,394	39,929	266,198	38,221
Intereses diferidos	(10,037)	(3,758)	(9,757)	(3,433)
Provisión para cuentas de cobranza dudosa	(27,517)	-	(29,595)	-
	274,840	36,171	226,846	34,788

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 14% y 16%.

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2006 S/.000	2005 S/.000
Saldo inicial	29,595	64,971
Adiciones del año	287	6,641
Aplicaciones por anulaciones de ventas	-	(608)
Aplicaciones por transferencia de cartera	-	(1,551)
Castigos	(1,338)	(42,589)
Diferencia en cambio	(1,027)	2,731
Saldo final	27,517	29,595

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2006 S/.000	2005 S/.000
Vigentes	268,263	264,468
Vencidas hasta 30 días	54,163	5,164
Vencidas de 31 a 90 días	3,008	3,407
Vencidas de 91 a 180 días	340	1,597
Vencidas mayores a 181 días	26,549	29,783
	352,323	304,419

7   TRANSACCIONES CON EMPRESAS AFILIADAS

El movimiento de las cuentas por cobrar y por pagar con empresas afiliadas por el año 2006, es el siguiente:

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Saldo final S/.000
Por cobrar -				
Comerciales:				
Orvisa S.A.	4,548	8,451	(12,631)	368
Unimaq S.A.	1,664	10,816	(3,645)	8,835
Fiansa S.A.	112	778	(890)	-
Motorindustria S.A.	555	889	(1,440)	4
Domingo Rodas S.A.	153	72	(100)	125
Depósitos Efe S.A.	11	141	(127)	25
	7,043	21,147	(18,833)	9,357
Diversas -				
Unimaq S.A.	2,346	367	(2,215)	498
Fiansa S.A.	1,669	1,814	(3,483)	-
Depósitos Efe S.A.	-	364	(364)	-
Domingo Rodas S.A.	365	651	(31)	985
Orvisa S.A.	2,616	8,013	(9,768)	861
	6,996	11,209	(15,861)	2,344

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Saldo final S/.000
Por pagar -				
Comerciales:				
Motorindustria S.A.	6,962	8,240	(14,500)	702
Orvisa S.A.	376	3,526	(2,924)	978
Fiansa S.A.	138	4,159	(4,225)	72
Unimaq S.A.	106	2,116	(1,575)	647
Depósitos Efe S.A.	3	873	(793)	83
	7,585	18,914	(24,017)	2,482
Diversas:				
Motorindustria S.A.	3,675	-	(3,675)	-
Fiansa	-	71	-	71
	3,675	71	(3,675)	71

El movimiento de las cuentas por cobrar y por pagar con empresas afiliadas por el año 2005, es el siguiente:

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Saldo final S/.000
Por cobrar -				
Comerciales:				
Orvisa S.A.	7,282	14,891	(17,625)	4,548
Unimaq S.A.	4,650	4,444	(7,430)	1,664
Fiansa S.A.	1,138	876	(1,902)	112
Motorindustria S.A.	178	2,325	(1,948)	555
Domingo Rodas S.A.	27	543	(417)	153
Depósitos Efe S.A.	88	539	(616)	11
	13,363	23,618	(29,938)	7,043
Diversas -				
Unimaq S.A.	658	5,821	(4,133)	2,346
Fiansa S.A.	1,172	1,736	(1,239)	1,669
Depósitos Efe S.A.	373	65	(438)	-
Domingo Rodas S.A.	341	24	-	365
Orvisa S.A.	-	9,736	(7,120)	2,616
	2,544	17,382	(12,930)	6,996
Por pagar -				
Comerciales:				
Motorindustria S.A.	2,639	28,443	(24,120)	6,962
Orvisa S.A.	-	4,345	(3,969)	376
Fiansa S.A.	323	9,767	(9,952)	138
Unimaq S.A.	294	4,730	(4,918)	106
Depósitos Efe S.A.	90	1,357	(1,444)	3
	3,346	48,642	(44,403)	7,585
Diversas:				
Motorindustria S.A.	-	3,675	-	3,675
Orvisa S.A.	1,191	-	(1,191)	-
	1,191	3,675	(1,191)	3,675

Las cuentas por cobrar y por pagar comerciales se originan por las ventas y/o servicios prestados y recibidos por la Compañía, son considerados de vencimiento corriente, no devengan intereses y no cuentan con garantías específicas.

Las cuentas por cobrar y por pagar diversas comprenden principalmente préstamos a corto plazo para capital de trabajo, son considerados de vencimiento corriente, no cuentan con garantías específicas y no devengan intereses.

Las transacciones con empresas afiliadas se resumen como sigue:

	2006 S/.000	2005 S/.000
Venta de bienes:		
Unimaq S.A.	8,807	3,005
Orvisa S.A.	6,737	13,789
Motorindustria S.A.	487	1,138
Domingo Rodas S.A.	24	354
Fiansa S.A.	23	-
	16,078	18,286
Venta de servicios:		
Orvisa S.A.	474	316
Unimaq S.A.	384	261
Fiansa S.A.	356	479
Motorindustria S.A.	122	282
Domingo Rodas S.A.	36	18
	1,372	1,356
Compra de bienes:		
Fiansa	2,628	7,202
Unimaq S.A.	1,518	3,484
Orvisa S.A.	2,767	3,411
Depósitos Efe S.A.	148	-
	7,061	14,097
Compra de servicios:		
Motorindustria S.A	6,924	28,443
Fiansa S.A.	867	998
Depósitos Efe S.A.	586	1,357
Unimaq S.A.	260	500
Orvisa S.A.	196	215
	8,833	31,513

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta. Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

8   **EXISTENCIAS**

Al 31 de diciembre este rubro comprende:

	2006 S/.000	2005 S/.000
Máquinas, motores y automotores	143,103	140,703
Repuestos	101,971	90,815
Servicios de taller en proceso	21,012	19,280
Existencias por recibir	80,993	21,575
	347,079	272,373
Provisión para desvalorización de existencias	(12,282)	(19,118)
	334,797	253,255

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2006 S/.000	2005 S/.000
Saldo inicial	19,118	13,948
Adiciones del año	12,110	11,794
Recupero de provisión	(18,946)	(6,624)
Saldo final	12,282	19,118

9 INVERSIONES EN VALORES

Al 31 de diciembre de 2006 y 2005, este rubro comprende:

	Cantidad		Partici-pación en el capital %	Valor nominal unitario	Valores en libros	
	2006	2005			2006 S/.000	2005 S/.000
Acciones comunes en empresas subsidiarias -						
Orvisa S.A.	13,544,113	13,544,113	99.00	S/.1	22,299	22,196
Domingo Rodas S.A.	12,485,266	12,485,266	99.89	S/.1	13,385	13,680
Unimaq S.A.	7,498,206	6,005,311	99.99	S/.1	13,287	10,606
Fiansa S.A. (acciones comunes)	7,096,199	5,080,010	99.44	S/.1	5,359	4,086
Fiansa S.A. (acciones de inversión)	629,255	861,692	75.33	S/.1	445	808
Motorindustria S.A.	2,387,485	12,359,647	99.99	S/.1	2,813	24,105
Depósitos Efe S.A.	1,607,520	867,016	99.86	S/.1	2,017	2,117
					59,605	77,598
Acciones comunes en otras empresas - Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	13,277,179	11,247,007	13.79	S/.1	15,658	13,607
La Positiva Vida Seguros y Reaseguros S.A.	2,000,000	-	3.51	S/.1	2,363	-
No cotizadas en bolsa:						
Ferrenergy S.A.C.	1,650,000	-	50.00	S/.1	1,290	-
Otras					1,655	1,473
					20,966	15,080
Otras inversiones -						
Bonos de titulización - Cosapi S.A.					129	2,363
Bonos de reestructuración Cosapi S.A.					1,021	-
					1,150	2,363
Patrimonios en fideicomisos -					-	306
					81,721	95,347

- 23 -

Al 31 de diciembre de 2006 y 2005, el saldo de inversiones en empresas subsidiarias se determinó por el método de participación patrimonial sobre la base de sus estados financieros, reconociendo su participación en los resultados de estas empresas afiliadas, asociadas y negocios conjuntos de dichos años por S/.9 millones y S/.10.9 millones, respectivamente, que se incluyen en el rubro Diversos, neto del estado de ganancias y pérdidas.

En el 2006, la Compañía incrementó su inversión en su subsidiaria Fiansa S.A., mediante la capitalización de deudas por aproximadamente S/.3.1 millones.

En el 2005, la Compañía recibió dividendos de su afiliada Orvisa S.A. por S/.6.4 millones, de los cuales S/.4.9 millones fueron cobrados en el 2005 y el saldo de S/.1.5 millones se cobró en el año 2006.

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se redimieron mensualmente.

Los bonos de reestructuración - Cosapi S.A. corresponde al canje de una acreencia por bonos de reestructuración emitidos por Cosapi S.A.

Hasta el año 2005 las inversiones en los patrimonios en fideicomiso fueron registradas con base al método de participación patrimonial. En consecuencia, la Compañía reconoció en sus estados financieros los resultados de las operaciones de los patrimonios en fideicomiso.

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2006, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Adición por escisión S/.000	Saldos finales S/.000
Costo -						
Terrenos	54,894	215	(3,594)	(101)	-	51,414
Edificios y otras construcciones	81,534	521	(12,954)	(716)	3,681	72,066
Instalaciones	3,936	310	-	-	-	4,246
Maquinaria y equipo	88,166	5,320	(1,519)	6,823	13,286	112,076
Maquinaria y equipo, flota de alquiler	74,130	25,892	-	7,539	-	107,561
Unidades de transporte	3,719	-	(173)	-	616	4,162
Muebles y enseres	29,578	2,384	(947)	-	393	31,408
Trabajos en curso	1,862	4,915	-	816	-	7,593
	337,819	39,557	(19,187)	14,361	17,976	390,526
Depreciación acumulada -						
Edificios y otras construcciones	28,335	2,402	(1,913)	(170)	622	29,276
Instalaciones	2,649	271	-	-	-	2,920
Maquinaria y equipo	66,710	7,349	(1,131)	(255)	6,001	78,674
Maquinaria y equipo, flota de alquiler	20,813	17,022	-	(10,279)	-	27,556
Unidades de transporte	3,439	155	(173)	-	423	3,844
Muebles y enseres	24,039	1,977	(938)	-	223	25,301
	145,985	29,176	(4,155)	(10,704)	7,269	167,571
Provisión para desvalorización	(7,954)	(4,728)	7,954	-	-	(4,728)
Costo neto	183,880					218,227

- 24 -

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2005, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	49,827	34	(514)	-	5,547	54,894
Edificios y otras construcciones	73,596	456	(155)	7,637	-	81,534
Instalaciones	10,308	382	-	(6,754)	-	3,936
Maquinaria y equipo	112,663	1,386	(10,913)	(14,941)	(29)	88,166
Maquinaria y equipo, flota de alquiler	85,614	19,363	(1,511)	(29,336)	-	74,130
Unidades de transporte	4,732	-	(1,132)	119	-	3,719
Muebles y enseres	27,972	1,820	(109)	(105)	-	29,578
Trabajos en curso	2,262	482	-	(882)	-	1,862
	366,974	23,923	(14,334)	(44,262)	5,518	337,819
Depreciación acumulada -						
Edificios y otras construcciones	20,898	2,421	(26)	5,042	-	28,335
Instalaciones	7,439	251	-	(5,041)	-	2,649
Maquinaria y equipo	75,059	12,718	(4,544)	(16,523)	-	66,710
Maquinaria y equipo, flota de alquiler	21,166	13,714	(101)	(14,050)	84	20,813
Unidades de transporte	4,347	105	(892)	(121)	-	3,439
Muebles y enseres	22,060	2,128	(60)	-	(89)	24,039
	150,969	31,337	(5,623)	(30,693)	(5)	145,985
Provisión para desvalorización de Inmueble	-	(7,954)	-	-	-	(7,954)
Costo neto	216,005					183,880

En el 2005, la Compañía efectuó una tasación de sus terrenos, la misma que fue realizada por el perito independiente Alicar Asociados S.A.C. aplicando el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones, lo que originó una revaluación de sus activos por S/.5.5 millones, neto de su efecto tributario de S/.1.9 millones. Asimismo, la Compañía reconoció un débito a resultados por la desvalorización de un inmueble como consecuencia de la comparación del valor en libros con el de la tasación efectuada por un perito independiente por S/.7.9 millones.

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre de 2006 (Nota 15) en favor de Caterpillar Financial Services por US$1.2 millones (US$3.7 millones en el 2005). En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$11.5 millones en garantía de pagarés por US$8.9 millones, otorgados por la misma institución.

Al 31 de diciembre de 2006, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación acumulada por S/.4.6 millones y S/.0.7 millones, respectivamente (S/.4.6 millones y S/.0.8 millones al 31 de diciembre de 2005, respectivamente) relacionado con contratos de arrendamiento financiero, por los que cuales se había ejercido la opción de compra en ejercicios anteriores.

11   IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre de 2006 y 2005 el saldo está compuesto por:

	2006 S/.000	2005 S/.000
Impuesto a la renta	5,723	8,864
Participación de los trabajadores	1,659	2,343
	7,382	11,207

Las partidas temporales que dan origen al impuesto a la renta y participación a los trabajadores diferidos son las siguientes:

	Acumulado al 1 de enero de 2006 S/.000	Adiciones y reversiones del año 2006 S/.000	Acumulado al 31 de diciembre de 2006 S/.000
Provisión para desvalorización de existencias e inmueble	(10,455)	3,864	(6,591)
Diferencias en tasas de depreciación	(2,357)	538	(1,819)
Otras provisiones	(7,628)	(56)	(7,684)
Resultado por exposición a la inflación de años anteriores de existencias, terrenos e inversiones	(2,092)	918	(1,174)
Provisión para vacaciones	(1,760)	(398)	(2,158)
Intangibles de duración limitada	137	(1)	136
Ganancias por ventas diferidas, neto	3,702	(866)	2,836
Operaciones de arrendamiento financiero	1,184	(49)	1,135
	(19,269)	3,950	(15,319)
Revaluación de terrenos	8,062	(125)	7,937
	(11,207)	3,825	(7,382)

	2006 S/.000	2005 S/.000
Impuesto a la renta diferido deudor al final del año	7,382	11,207
Impuesto a la renta diferido deudor al inicio del año	(11,207)	(7,140)
	(3,825)	4,067
Abono a resultados del año:		
Participación de los trabajadores	(1,348)	1,096
Impuesto a la renta	(4,891)	4,109
Cargo a patrimonio neto	-	(1,955)
Ajuste	2,414	817
	(3,825)	4,067

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

12 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2006 S/.000	2005 S/.000
Sobregiros bancarios	2,154	1,177
Banco de Crédito del Perú	22,384	27,448
Interbank	23,978	4,460
Citibank	-	19,900
Banco Continental	-	9,607
	46,362	61,415
Papeles comerciales	93,082	-
	141,598	62,592

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas que fluctúan entre 5.86% y tasa Libor más 4.5% y no cuentan con garantías específicas.

Las deudas por papeles comerciales al 31 de diciembre de 2006 corresponden al segundo programa de instrumentos de corto plazo y comprende:

Tipo	Fecha de emisión	Fecha de vencimiento	US$	S/.
Primera emisión, Serie A	Setiembre 2006	Marzo 2007	10,000	31,970
Primera emisión, Serie B	Octubre 2006	Abril 2007	5,000	15,985
Primera emisión, Serie C	Octubre 2006	Julio 2007	5,000	15,985
Primera emisión, Serie D	Noviembre 2006	Noviembre 2007	10,000	31,970
			30,000	95,910
Intereses diferidos			(884)	(2,828)
Total Papeles Comerciales			29,116	93,082

13 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

	2006 S/.000	2005 S/.000
Facturas	120,317	76,585
Letras	5,352	23,960
	125,669	100,545

Al 31 de diciembre de 2006, los saldos de facturas y letras por pagar incluyen principalmente cuentas por pagar a Caterpillar Americas Co. por US$23.7 millones y U$1.8 millones, respectivamente. Estas últimas generan intereses a tasas anuales de 7% más una comisión de 0.785% (US$16.5 millones y US$5.6 millones, respectivamente al 31 de diciembre de 2005).

14   CUENTAS POR PAGAR DIVERSAS

Este rubro comprende al 31 de diciembre:

	2006 S/.000	2005 S/.000
Anticipos de clientes	23,176	1,711
Provisión para gastos estimados	10,644	8,196
Pacific Service & Trading Inc.	5,376	4,094
Provisión genérica para penalidades tributarias	3,342	4,870
Provisión para intereses de obligaciones por pagar	2,712	4,195
Provisión de beneficios sociales de trabajadores	1,202	926
Otros	1,251	3,707
	47,703	27,699

15 DEUDAS A LARGO PLAZO

Al 31 de diciembre de 2006 y 2005, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado US$000	Saldos pendientes de pago							
				Total 2006 US$000	2005 US$000	Total 2006 S/.000	2005 S/.000	Corriente 2006 S/.000	2005 S/.000	No corriente 2006 S/.000	2005 S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% y a tasa de interés anual de 7.0% con garantías de cuentas por cobrar, inmuebles, maquinaria y equipo (Nota 10).	Pagarés	Trimestral y semestral hasta el 2010	60,000/ (1) 9,593	9,593	12,434	30,669	42,662	6,398	8,293	24,271	34,369
Bonos Ferreyros Bonos emitidos Cuarta emisión en Series A y B que devengan intereses anuales de 5.81% y 6.06%, Primera Emisión del primer programa de bonos Corporativos Series A y B que devengan intereses anuales de 5.81% a 6.44%, ambos con garantía del patrimonio de la Compañía. Tercera emisión del primer programa de Bonos corporativos Serie A que devengan intereses anuales de 6.12%.	Bonos Corporativos	Hasta octubre de 2010	65,000/ (2) 50,000	50,000	55,000	159,850	188,705	55,948	51,465	103,902	137,240
Instituciones financieras locales y del exterior Pagarés con instituciones locales a la tasa de interés anual del 6% y del exterior con tasa efectiva de Libor más 4.5%.	Pagarés	Trimestral hasta el 2008	20,000/ 10,660	10,660	16,907	34,082	58,009	19,050	21,928	15,032	36,081
				70,253	84,341	224,601	289,376	81,396	81,686	143,205	207,690

(1) Corresponde a una línea de crédito en conjunto.
(2) Incluye US$50 millones y US$15 millones del primer programa y cuarta emisión, respectivamente.

El cronograma de pagos del principal al 31 de diciembre de 2006 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	US$000	S/.000
2007	25,358	81,070
2008	24,623	78,719
2009	15,172	48,033
2010	5,100	16,779
	70,253	224,601

En el año 2005 colocó en el mercado la serie A de tercera y cuarta emisión por un total de US$25 millones. Por Resolución de Gerencia General de CONASEV No.028-2004-EF/94.11, del 16 de marzo de 2004, se aprobó el Trámite anticipado e inscripción en el Registro Público del Mercado de Valores, del Primer Programa de Bonos Corporativos Ferreyros que permite la emisión de Bonos Corporativos hasta por un monto máximo de US$50 millones.

16 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre de 2006, el capital autorizado, suscrito y pagado asciende a S/.284,196,000, formalizado mediante escritura pública y representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 86.65% pertenecen a inversionistas nacionales y 13.35% a extranjeros.

Al 31 de diciembre de 2005, el capital autorizado, suscrito y pagado ascendió a S/.266,178,000, formalizado mediante escritura pública y representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una.

Al 31 de diciembre de 2006 y 2005, la cotización bursátil de las acciones de la Compañía ascendieron a S/.3.94 y S/.1.62 por acción, respectivamente y su frecuencia de negociación fue de 100% y 71.43%, respectivamente. El número de acciones en circulación se muestra en la Nota 25.

En Junta General Ordinaria de Accionistas del 28 de marzo de 2006 se aprobó aumentar el capital social en S/.18.2 millones, mediante la capitalización de excedente de revaluación y resultados acumulados.

En Junta General Ordinaria de Accionistas del 22 de marzo de 2005 se aprobó aumentar el capital social en S/.26.4 millones, mediante la capitalización del ajuste por reexpresión del capital social, reserva legal, excedente de revaluación y resultados acumulados.

Al 31 de diciembre de 2006, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	Número de accionistas	Porcentaje total de participación
Hasta 1.00	969	17.40
De 1.01 al 5.00	12	28.37
De 5.01 al 10	5	33.05
De 10.01 al 100	2	21.18
	988	100.00

b) Excedente de revaluación -

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuado por un perito independiente en los años 2005 y 1999, neto de su correspondiente impuesto a la renta diferido. La tasación del año 2005 fue realizada por los peritos independientes Alicar Asociados S.A.C. aplicando el método de evaluación directa de acuerdo con lo dispuesto Reglamento General de Tasaciones.

Al 31 de diciembre de 2005, la Compañía había capitalizado excedentes de revaluación por S/.3.6 millones y en marzo de 2006 por S/.4.2 millones. Posteriormente, se restituyó el excedente de revaluación previamente capitalizado por un total de S/.7.8 millones con débito a los resultados acumulados, el mismo que se encuentra pendiente de aprobación por la Junta General de Accionistas que se llevará a cabo el 28 de marzo de 2007.

c) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre de 2006, los resultados acumulados incluyen S/.9.8 millones que deberán ser transferidos a la reserva legal, previa aprobación de la Junta General de Accionistas.

d) Resultados acumulados -

En Junta General de Accionistas del 28 de marzo de 2006, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones y la capitalización de resultados acumulados por S/.13.8 millones.

En Junta General de Accionistas del 22 de marzo de 2005, se aprobó la distribución de dividendos en efectivo por S/.12.0 millones y la capitalización de resultados acumulados por S/.13.1 millones.

Los dividendos que se distribuyan en favor de accionistas diferentes de personas jurídicas domiciliadas, están afectos a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

17 **SITUACION TRIBUTARIA**

a) La Gerencia considera que ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente.

La tasa del impuesto a la renta correspondiente a los años 2005 y 2006 y siguientes ha sido fijada en 30%. La materia imponible ha sido determinada como sigue:

	2006 S/.000	2005 S/.000
Utilidad antes de participación de los trabajadores e impuesto a la renta	151,235	48,840
Más (menos) partidas permanentes:		
Gastos no deducibles	8,559	14,042
Valor de participación patrimonial en subsidiarias	(9,027)	(10,860)
Más (menos) partidas temporales:		
Ganancias por ventas diferidas en el año	(5,964)	(6,765)
Ganancias por ventas diferidas en años anteriores - aplicación	6,007	4,886
Provisión para desvalorización de existencias	(10,374)	11,969
Diferencia en tasas de depreciación	263	(3,609)
Provisión para vacaciones	1,227	284
Resultado por exposición a la inflación de años anteriores de existencias, inversiones y terrenos	(1,397)	(4,828)
Operaciones de arrendamiento financiero	128	1,484
Provisión para gastos estimados	(8,393)	10,672
Otras partidas	853	1,523
Materia imponible	133,117	67,638
Participación de los trabajadores	(10,713)	(5,159)
Base para renta tributaria	122,404	62,479
Impuesto a la renta	36,721	18,744

b) El gasto (ingreso) por impuesto a la renta y participación de los trabajadores mostrados en el estado de ganancias y pérdidas comprende:

	2006 S/.000	2005 S/.000
Participación de los trabajadores:		
Corriente	10,713	5,159
Diferido (Nota 11)	1,348	(1,096)
	12,061	4,063
Impuesto a la renta:		
Corriente	36,721	18,744
Diferido (Nota 11)	4,891	(4,109)
	41,612	14,635

El impuesto a la renta sobre la utilidad antes de impuestos difiere del monto teórico que hubiera resultado de aplicar la tasa del impuesto a los ingresos de la Compañía, como sigue:

- 32 -

	2006 S/.000	2005 S/.000
Utilidad antes de impuestos	139,174	44,777
Impuesto calculado aplicando la tasa de 30%	41,752	13,433
Gastos no deducibles	2,568	4,212
Ingresos no gravados	(2,708)	(3,258)
Otros	-	248
Impuesto a la renta del año	41,612	14,635

c) La Administración Tributaria tiene la facultad de revisar y, de ser el caso, corregir el Impuesto a la Renta determinado por la Compañía en los cuatro últimos años, contados a partir del 1 de enero del año siguiente al de la presentación de la declaración jurada del impuesto correspondiente (años sujetos a fiscalización). Los años 2000 al 2003 han sido revisados por la Administración Tributaria, los años 2004 al 2006 están sujetos a fiscalización. Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

d) De acuerdo con la legislación vigente, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

e) Impuesto Temporal a los Activos Netos

A partir del 1 de enero de 2005, es de aplicación el Impuesto Temporal sobre los Activos Netos, que grava a los generadores de rentas de tercera categoría sujetos al régimen general del Impuesto a la Renta.

La base imponible del Impuesto está constituida por el valor de los activos netos consignados en el balance general, ajustado según el Decreto Legislativo No.797, al 31 de diciembre del ejercicio anterior al que corresponda el pago, deducidas las depreciaciones y amortizaciones. La tasa del impuesto es de 0.6% aplicable al monto de los activos netos que excedan S/.5 millones.

18 **CONTINGENCIAS Y COMPROMISOS**

Contingencias -

Al 31 de diciembre de 2006, la Compañía tiene las siguientes contingencias:

a) En Junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/.30.0 millones y S/.5.9 millones, respectivamente, incluidos multas e intereses. Al respecto, la Compañía ha presentado un recurso de reclamación a la Administración tributaria.

b) En diciembre de 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.19.8 millones, incluidas multas e intereses. Al respecto, la Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

c) En abril de 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.5 millones, incluidas multas e intereses, sobre las cuales la Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

d) Al 31 de diciembre de 2006, la Compañía mantiene en proceso de reclamación, juicios por US$1.2 millones por concepto de indemnización por daños y perjuicios iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones por un total de S/.6.3 millones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Compromisos -

La Compañía tiene los siguientes compromisos al 31 de diciembre de 2006:

a) Avales por US$12.5 millones y US$15.6 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$1.5 millones que garantizan transacciones diversas.

c) Al 31 de diciembre de 2003, la Compañía vendió el total de su participación accionaria en Matreq Ferreyros S.A. por S/.36.4 millones (US$10 millones). Como parte de esta transacción la Compañía garantizó que Matreq Ferreyros S.A. obtendrá utilidades brutas mínimas acumuladas de US$45 millones en los primeros ocho años contados a partir de la fecha de la transacción. De no lograrse este nivel de utilidades, la Compañía debería pagar al comprador entre US$1 millón y US$4 millones en función a las utilidades obtenidas al término del período establecido y sin cargo financiero. En el 2006 y 2005, la Compañía registró un débito a resultados del ejercicio por S/.0.6 millones y S/.1.6 millones, respectivamente, como consecuencia de no lograr las utilidades esperadas de dicha empresa. En el año 2006 la Compañía pagó US$650,000 como

cancelación del concepto antes mencionado y según acuerdo celebrado el 29 de setiembre de 2006 dicho pago tiene carácter de definitivo ya que Matreq renunció a la garantía de las utilidades futuras.

19 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

	2006 S/.000	2005 S/.000
Inventario inicial de existencias	250,798	185,609
Compra de mercadería	922,303	670,299
Mano de obra y gastos de taller	49,913	70,844
Gastos de operación de flota de alquiler	21,436	45,512
Otros	2,352	21,411
Inventario final de existencias	(266,086)	(250,798)
	980,716	742,877

20 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Cargas de personal	36,161	25,682
Servicios prestados por terceros	16,086	15,848
Tributos	744	715
Cargas diversas de gestión	3,109	3,139
Depreciación y amortización	4,055	3,918
Provisiones del ejercicio	2,458	1,985
	62,613	51,287

21 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Cargas de personal	53,829	45,953
Servicios prestados por terceros	21,422	19,748
Tributos	158	188
Cargas diversas de gestión	15,165	15,032
Depreciación	5,237	8,419
Provisiones del ejercicio	2,249	7,894
	98,060	97,234

22 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Intereses por ventas a plazos	11,647	9,331
Descuentos por pronto pago	14,213	8,965
Intereses moratorios	4,248	3,936
Intereses por depósitos bancarios	1,219	695
Otros ingresos financieros	390	569
	31,717	23,496

23 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Intereses por préstamos bancarios	13,148	11,334
Intereses por bonos corporativos	10,877	10,448
Intereses por financiamiento de proveedores del exterior	326	4,144
Impuesto a las transacciones financieras	3,170	2,898
Otros gastos financieros	1,101	1,903
	28,622	30,727

24 DIVERSOS, NETO

El rubro diversos, neto por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Participación patrimonial en subsidiarias, asociadas y negocios conjuntos	9,027	10,860
Ingresos por resolución de contrato	1,492	1,548
Ingresos por alquiler de inmuebles	516	690
Ingresos por servicios logísticos y de monitoreo de máquina	1,320	934
Ingresos por comisión de colocación de créditos	670	494
Provisión para desvalorización de existencias	(12,110)	(11,794)
Provisión para desvalorización de activo fijo	(4,728)	(7,954)
Penalidades asumidas	(1,314)	(4,265)
Otros	2,523	(1,973)
	(2,604)	(11,460)

25 UTILIDAD BASICA POR ACCION

La utilidad por acción es calculada dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones en circulación a la fecha del balance general:

	Acciones en circulación	Acciones base para el cálculo	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2005				
Saldo al 1 de enero de 2005 (1)	241,980,000	241,980,000	365	241,980,000
Capitalización de utilidades y				
Excedente de revaluación	16,380,000	16,380,000	365	16,380,000
Saldo al 31 de diciembre de 2005	258,360,000	258,360,000		258,360,000
Ejercicio 2006				
Saldo al 1 de enero de 2006 y al				
31 de diciembre del 2006	258,360,000	258,360,000		258,360,000

(1) Incluye 10,682,000 acciones emitidas por reexpresión de capital y 13,298,000 acciones emitidas por capitalización de resultados acumulados y excedente de revaluación, efectuados en el 2005.

El número de acciones emitidas por las capitalizaciones de resultados acumulados y de excedente de revaluación se han ajustado retroactivamente para todos los periodos presentados.

El cálculo de la utilidad por acción al 31 de diciembre de 2006 y 2005 se presenta a continuación:

	Al 31 de diciembre de 2006			Al 31 de diciembre de 2005		
	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.
Utilidad básica por acción	97,562,000	258,360,000	0.378	30,142,000	258,360,000	0.117

Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

26 INFORMACION POR SEGMENTOS

Para propósitos de gestión, la Compañía elabora la información por segmentos en base a las unidades de negocio en las que opera, las que incluye los segmentos de negocios de equipos pesados (que incluyen las operaciones de compra-venta de equipos, sus respectivos repuestos y servicios de mantenimiento y reparación) y otros segmentos de negocios (que incluye equipos agrícolas, alquiler de equipos y automotriz). La Gerencia no considera necesario incluir la información por segmento geográfico, debido principalmente a que en el caso de la Compañía no existe un componente diferenciable que esté dedicado a suministrar productos y servicios dentro de un entorno particular y que esté sujeto a riesgos y rentabilidad diferente. Todas las operaciones de la Compañía se realizan en el territorio nacional, están sujetas a los mismos riesgos, no existiendo diferencias de rentabilidad en razón de la región o lugar en que se realizan las ventas.

La información financiera por segmentos que se presenta a continuación esta expresada en miles de soles:

- 37 -

	2006			2005		
	Equipos pesados, repuestos y servicios S/.000	Otras unidades de negocios S/.000	Total S/.000	Equipos pesados, repuestos y servicios S/.000	Otras unidades de negocios S/.000	Total S/.000
Total ingresos por Venta y servicios	1,162,995	108,758	1,271,753	878,987	86,285	965,272
Resultados						
Utilidad operativa	111,944	21,546	133,490	69,777	7,534	77,311
• Gastos por intereses			(28,622)			(30,727)
• Ingresos por intereses			31,717			23,496
• Ingresos por participación en subsidiarias, asociadas y negocios conjuntos			9,027			10,860
• Diferencia en cambio			17,254			(9,780)
• Otros gastos			(11,631)			(22,320)
• Participación de los trabajadores			(12,061)			(4,063)
• Impuesto a la renta			(41,612)			(14,635)
Utilidad neta			97,562			30,142
Otra información **Activos por segmento -** Cuentas por cobrar comerciales	270,107	50,261	320,368	227,335	41,342	268,677
Existencias	302,885	31,912	334,797	228,062	25,193	253,255
Activos fijos	163,875	54,352	218,227	134,254	49,626	183,880
Inversiones a valor de participación proporcional			80,571			92,678
Activos no distribuidos			51,824			41,878
Total activos			1,005,787			840,368
Total pasivos no distribuidos			606,625			525,460
Depreciación (*)	20,773	8,403	29,176	24,802	6,535	31,337
Otras provisiones (*)	29,221	2,733	31,954	22,520	2,210	24,730
Inversiones en activos fijos (**)	14,170	25,387	39,557	8,601	15,322	23,923

(*) Corresponde a las provisiones del ejercicio. Las otras provisiones comprenden la provisión para desvalorización de existencias y de activos fijos y las provisiones por concepto de gastos del Directorio y de bonos a los trabajadores.

(**) Del total de compras de activos fijos para las otras unidades de negocios, al segmento de alquiler de equipos le corresponde S/.25.1 millones y S/.15.2 millones, en el 2006 y 2005, respectivamente.

27   TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2006	2005
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinaria y equipo	67,912	33,140
Transferencias de inmuebles, maquinaria y equipo a existencias	42,847	46,709

28   REMUNERACIONES DEL PERSONAL CLAVE

En los años 2006 y 2005, los beneficios a corto plazo del personal clave de la Compañía ascendieron a S/.24.3 millones y S/.18.0 millones, respectivamente.

Ferreyros

Memoria Anual del 2006 aprobada por el Directorio en la Sesión del 28 de Febrero del 2007 para ser presentada a la JGO de accionistas del 28 de marzo del 2007.



Declaración de Responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el año 2006. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil.

Oscar Espinosa Bedoya
Director Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Control de
Gestión y Sistemas

Lima, 28 de febrero del 2007



Contenido

Informe del Directorio sobre la Gestión de la Empresa

Aspectos Generales
La Empresa en la Economía Peruana
La Gestión Comercial
Las Empresas Filiales
La Gestión Financiera
El Gobierno Corporativo
Los Desafíos del 2007

Información General y de Operaciones

Responsabilidad Social

Estados Financieros

Informe del Directorio sobre la Gestión de la Empresa

Aspectos Generales

El ejercicio 2006 ha sido uno de grandes realizaciones y de buenos resultados para nuestra empresa. La obtención de niveles récord en ventas y utilidades, así como la acumulación de diversos logros permiten considerarlo como un ejercicio que constituirá una obligada referencia a futuro.

En primer lugar, debemos mencionar un crecimiento sostenido del volumen de ventas que ha superado los US$ 413 millones, incluyendo las ventas de la filial Orvisa S.A., que conduce los mismos negocios de Ferreyros en la Amazonía Peruana. Si incluimos, además, las ventas del resto de empresas subsidiarias el total alcanza los US $ 448. Estas cifras, nunca antes alcanzadas por nuestra organización, han sido obtenidas sin perder las posiciones de liderazgo que ocupamos en casi todos los mercados en que actúa nuestra empresa, posiciones que en algunos casos han sido incrementadas..

Un factor importante para explicar estos niveles de ventas ha sido el comportamiento del mercado, caracterizado por una creciente demanda de parte de nuestros clientes del sector construcción, vinculados sobre todo a las obras de movimiento de tierra, y por una constante actividad de la minería, alentada por los altos precios de los minerales en el mercado internacional. La ejecución de grandes proyectos viales y de infraestructura, así como las inversiones en mantenimiento y reparación de maquinaria de parte de las empresas mineras, nos dieron la oportunidad de colocar nuestras máquinas, equipos, repuestos y servicio con gran aceptación entre nuestros clientes que aprecian el valor que agrega la empresa a sus operaciones. Los otros sectores a los que atendemos mostraron también buenos niveles de actividad. En general, el entorno positivo generado por una economía en sostenido crecimiento como la que ha mostrado el país en el 2006, abre importantes oportunidades de negocio para una empresa como la nuestra que tiene una clara posición de liderazgo.

contribuyó a estos logros la adopción de decisiones oportunas sobre abastecimiento de equipos, que permitieron contar con gran parte del inventario requerido a pesar de las severas restricciones de la fábrica por la alta demanda mundial.

Como correlato a este importante volumen de ventas, la empresa obtuvo una utilidad neta de US$ 30.1 millones que equivale. aproximadamente al triple de la obtenida en el ejercicio anterior. Esta utilidad representa un retorno al patrimonio de aproximadamente 32.4% y una generación de valor agregado de US$ 16.6 millones, entendido como la ganancia para el accionista creada por la empresa en adición a la remuneración esperada del capital.

Es importante resaltar que los niveles de rentabilidad alcanzados están reflejando no sólo una excepcional demanda en el mercado, sino un cuidadoso manejo de la empresa en el que se ha logrado mejorar márgenes, reducir porcentualmente los gastos operativos y generar, como consecuencia, una importante utilidad operativa que ha sido potenciada con un resultado financiero positivo que no había sido alcanzado en muchos años. La combinación aritmética de estos factores ha permitido que las utilidades crezcan en mucha mayor proporción que las ventas.

Adicionalmente, hemos continuado fortaleciendo nuestra estructura financiera mediante un apropiado endeudamiento, la racionalización de gastos y la venta de activos no productivos. Los ratios financieros promedio de liquidez, endeudamiento y rentabilidad alcanzados durante el año, nos han permitido mostrar una sólida situación financiera y una cómoda posición de caja.

Este manejo ha generado un reconocimiento del mercado a través del incremento de la capitalización bursátil que llegó a fines del ejercicio a S/. 1,017'938.400, lo que representa un valor 160% superior al obtenido el 31 de diciembre de 2005.

Por otra parte, nuestra estructura operativa continuó mejorando al igual que nuestros procesos internos, destinados a servir mejor a nuestros clientes, dentro del concepto de "valor" de nuestra oferta, lo que en última instancia supone alcanzar niveles de excelencia en atender las necesidades del cliente en la venta y en la post venta. A estos efectos, hemos continuado potenciando nuestros cuadros técnicos y acentuando una organización matricial, con el fin de orientar toda nuestra gestión hacia los clientes y los mercados. A la vez, hemos seguido desarrollando un proceso de mejoramiento constante utilizando, sobre todo, la metodología de gestión de calidad *Six Sigma* que ha generado ahorros para la compañía del orden de US$ 5 millones durante el periodo 2003-2006.



La Empresa en la Economía Peruana

La consolidación de una senda de crecimiento económico sostenido fue el escenario que caracterizó a la economía peruana durante el 2006, al registrarse un incremento del PBI superior al 7% en el año. Ello estuvo acompañado de una inflación anual de 1.2%, la menor de los últimos tres años.

Los principales sectores económicos del país, tales como la minería y la construcción, son los impulsores del crecimiento del mercado de bienes de capital, mercado en el cual Ferreyros participa activamente

Dentro de los indicadores macroeconómicos que han evolucionado favorablemente durante el 2006, se encuentran también las exportaciones que registraron un incremento de 37% respecto al 2005 y llegaron al récord histórico de US$ 23,750 millones. Por su parte, las importaciones sumaron US$ 14,897 millones, por lo que se alcanzó un superávit comercial de US$ 8,853 millones, 68.3% mayor al obtenido en el 2005.

En particular, el incremento de la demanda internacional de minerales y el desarrollo de nueva infraestructura en el Perú, generó un aumento en la importación de bienes de capital, el cual ha sido cercano a 36% en el 2006, en comparación con el 2005.

La Gestión Comercial

En el **mercado minero**, el precio de los minerales continuó en alza durante el año 2006, alcanzando máximos históricos, tanto en el cobre como en el oro y el zinc. Hacia el final del año, la tendencia alcista se detuvo, llegando a retroceder ligeramente.

Sin embargo, la tendencia alcista, dominante a lo largo del ejercicio, motivó que nuestros clientes potenciaran sus planes de producción y maximizaran la disponibilidad de sus equipos de acarreo –camiones mineros fuera de carretera- y de flota auxiliar, además de acelerar los programas de renovación de sus flotas de maquinaria.

Nuestras ventas de maquinaria nueva *Caterpillar*, reflejaron la aceleración de los programas de renovación de flota, excediendo en 25% lo originalmente pronosticado. Asimismo, el consistente esfuerzo de nuestros clientes para lograr retadoras metas de disponibilidad en sus equipos principales, ha motivado estrategias de mantenimiento que produjeron un crecimiento también en las ventas de repuestos, servicios y reparaciones.

Sin embargo, este incremento del consumo se ha visto moderado, en parte, por diversas mejoras en los procesos que hemos implementado en conjunto con Caterpillar, y algunas veces incluso con los propios clientes, con la finalidad de que el período de duración de los componentes después de reparados por Ferreyros, sea cada vez no sólo más largo, sino también de menor variabilidad. La superioridad tecnológica de Caterpillar y el mejoramiento continuo de nuestros talleres ha permitido alargar la vida de los componentes.

Durante el año 2006 incorporamos a nuestra cartera de clientes al nuevo proyecto de cobre y oro denominado Cerro Corona, ubicado al norte de la ciudad de Cajamarca y que inició sus operaciones durante el primer trimestre. En efecto, durante el presente año hemos demostrado nuevamente nuestro liderazgo comercial al suministrar los equipos de acarreo y de flota auxiliar para la explotación minera, además de haber empezado con la provisión de repuestos y servicios *in situ*.

Al cierre del ejercicio 2006, se puede afirmar que la minería a tajo abierto aún sigue representando el sub sector económico de mayor importancia para nuestra empresa, no sólo por su demanda de bienes y servicios, sino por ser el origen indirecto de las ventas a un importante grupo de clientes del sector construcción que actualmente vienen otorgando servicio a la minería.

Los productos de la línea *Caterpillar*, tanto para el mercado minero como en general en todos los mercados en que actuamos, representaron el 89% del total de nuestras ventas en el ejercicio 2006, incluyendo los ingresos generados por la venta de repuestos y de servicio. Como se señaló anteriormente, las máquinas y equipos CAT han continuado logrando muy altos porcentajes de participación de mercado. De acuerdo a estadísticas de Aduanas, esta participación fue de 71%, en unidades y de 57%, en valores de importación, sobre el total de máquinas de diferentes tipos para el movimiento de tierra.

En el rubro de la **mediana minería**, continuamos gozando de la confianza y lealtad de nuestros clientes. Debemos mencionar el particular éxito que hemos seguido logrando con los cargadores de bajo perfil CAT para minería subterránea, línea que fuera introducida en nuestro mercado hace pocos años y que ha logrado posicionarse como una de las marcas líderes, con una participación de 42% en el año 2006.

Merece destacarse la introducción en el país de dos cargadores del mayor tamaño fabricado por nuestro proveedor Caterpillar para una nueva operación minera subterránea al sur de Lima. Este hecho nos ubica en una posición expectante para la implementación de modernos métodos de trabajo de minado altamente productivos en los futuros proyectos mineros subterráneos

Además de la provisión de estas máquinas para minería, Ferreyros realizó considerables ventas de perforadoras *Atlas Copco Drilling Solutions* (anteriormente *Ingersoll Rand*) y obtuvo el 100% de las órdenes expedidas en el 2006, por lo que la participación en el total de estos equipos que operan en el país llegó a un 78%.

Respecto a los **mercados de construcción e industria**, el anuncio de la realización de grandes proyectos viales, así como el inicio de algunas obras preparatorias, ha permitido un importante incremento en la demanda de máquinas y equipos, lo que contribuyó a duplicar las ventas de la línea de maquinaria de construcción. Mención especial merece la provisión por parte de nuestra empresa de casi la totalidad de la flota adquirida o alquilada para la concesión de la carretera Interoceánica del Sur y la participación que hemos alcanzado en la venta de maquinaria a subcontratistas individuales de las zonas donde se vienen ejecutando las obras.

Además de las obras viales y de infraestructura, durante el 2006 se ejecutó obras de agua potable y saneamiento en donde pudimos colocar un número importante de equipos de construcción ligera *Caterpillar*, tanto a través de la modalidad de venta directa de equipos, como de alquiler de los mismos.

Cabe destacar las importantes compras realizadas por empresas contratistas de equipos para la renovación de su parque de máquinas, destinadas a las obras de proyectos de irrigación como la fase de obras preliminares y complementarias de la Primera Etapa del Proyecto Hidroenergético y de Irrigación de Olmos, así como a otras obras de movimiento de tierra que iniciarán diversas empresas mineras.

Otra línea que mantiene un buen desempeño ha sido la de maquinaria usada. Si bien las ventas no registraron los mismos niveles del año anterior -al no haberse repetido una venta de tamaño muy significativo-, la tendencia del mercado es creciente, sobre todo por la demanda de pequeños y medianos contratistas que requieren máquinas para atender contratos de mediano plazo. Nuestra empresa obtuvo en el año 2006 la distinción del Top Ten Club, otorgada por Caterpillar Redistribution Center por la venta de equipos usados.

Asimismo, a efectos de alcanzar una mayor fidelidad de nuestros clientes, hemos desarrollado una política de alianzas estratégicas comerciales, que en el corto tiempo de vigencia que tiene ha dado lugar a la suscripción de seis convenios con igual número de empresas

Nuestra empresa mantuvo una presencia importante en estos mercados, donde la participación de los motores *Caterpillar* superó el 60%. En el 2006 obtuvimos el primer lugar entre los distribuidores de Latinoamérica, en el "Power System Dealer Excellence Recognition Program".

En el **negocio de pesca industrial,** captamos una importante parte del mercado de repotenciamiento de embarcaciones mediante la introducción de motores electrónicos que reducen los costos de operación, debido al menor consumo de combustible, mientras que mantuvimos una activa presencia en la provisión de motores para embarcaciones de pesca artesanal.

Dentro del **mercado petrolero,** al igual que en el minero, continuamos con la venta y alquiler de grupos electrógenos encapsulados móviles. Particularmente, en el mercado petrolero, se concretó la venta de cinco grupos electrógenos de 6 MW y la venta de motobombas de tornillo para el repotenciamiento del Oleoducto Nor Peruano, equipos que serán entregados en el 2007.

En el **mercado energético,** a través de nuestra filial Orvisa S.A., firmamos el contrato para la provisión de una central térmica "llave en mano" de 15 MW, cuyas obras se iniciarán a mediados del 2007.

En el 2006 firmamos el contrato para la construcción de la planta y venta de energía en Andoas con la empresa Pluspetrol, proyecto que significa la primera oportunidad para nuestra empresa de incursionar en la actividad de provisión directa de energía, a través de nuestra subsidiaria Ferrenergy.

Finalmente, logramos elevar nuestra participación de mercado con la venta de más de 18 grupos electrógenos destinados a los proyectos de "El Platanal" y la carretera Interoceánica del Sur.

El **sector agrícola**, sobre todo el no tradicional, tuvo un importante crecimiento en el país en el 2006. Las agro exportaciones crecieron 33.5% hasta llegar a US$ 1,790 millones y su estructura muestra cada vez mayor diversificación, tanto en productos como en ubicación geográfica. En este mercado en expansión, nuestra empresa vendió un importante número de tractores agrícolas *Massey Ferguson* y logró una participación del 55%, lo que ratifica el tradicional liderazgo que esta marca tiene en el mercado peruano. Igual actividad mostró la comercialización de nuestras otras líneas de representación, entre las que se puede mencionar la línea forestal, en la que los secadores de madera *Benecke* han alcanzado una participación de mercado de 63% en dos años y la línea de molinos de arroz Sacaría que obtuvo un 25% de participación de mercado en el 2006.

Respecto al **negocio automotriz** las ventas de camiones que comercializa la empresa -categorías P4 y P5 con peso bruto vehicular mayor a 16Ton- tuvieron un crecimiento importante de 108% respecto al año anterior - frente a un crecimiento del mercado total de 86%-, debido a que durante el 2006 se continuó experimentando un creciente dinamismo tanto en el sector transporte como en los mercados de minería y construcción. La marca *Kenworth*, representada por nuestra empresa, mantuvo los buenos niveles de venta del año anterior, afianzándose como la línea de élite del mercado de tracto camiones, con el alto grado de calidad que la caracteriza.

Iveco, otra importante marca que representamos desde el segundo semestre del 2005, tuvo durante el 2006 un gran despegue principalmente en los mercados de minería y construcción en los que se colocó más de cien unidades, en su gran mayoría del tipo volquete, incluyendo la versión "heavy duty" especialmente diseñada para aplicaciones de la más alta exigencia como en la minería de socavón. En el segmento de tracto camiones *Iveco*, logramos introducir las primeras unidades del modelo *Stralis*, unidad de alta *performance*.

En suma, las ventas del negocio automotriz llegaron a US$ 21.6 millones, cifra que supera en 73% a los niveles de venta alcanzados durante el 2005.

El crecimiento en ventas de este rubro se ha mantenido durante el 2006, no sólo en términos de volumen sino en niveles de cobertura. El tamaño del parque de maquinaria y equipo que Ferreyros ha colocado en el mercado ha generado en el tiempo una demanda creciente por repuestos acompañada de una oportuna cobertura por parte de la empresa, lo que constituye una tendencia sana de este negocio. Asimismo, hemos continuado con nuestra política de diferenciar la gestión comercial de repuestos y servicios entre clientes mineros y no mineros. En este último caso -en donde existe potencial para incrementar la participación de mercado-, las ventas de repuestos han crecido en 26% con respecto al 2005, mientras que para los repuestos suministrados a través de la prestación de servicios, el aumento ha sido de 78%. A fin de llegar mejor a nuestros clientes no mineros, en el año suscribimos 230 Contratos de Apoyo al Cliente (_Customer Service Agreement,_ CSA), que involucran 326 equipos (máquinas y motores) destinados a mejorar la disponibilidad de equipos, reducir los costos por mantenimiento -al disminuir emergencias- e incrementar la fidelidad de nuestros clientes.

En el caso de los clientes mineros, el importante volumen alcanzado en ventas de repuestos se explica en gran parte por las reparaciones en el Centro de Reparación de Componentes (CRC). El año 2006 fue muy importante en cuanto a este rubro, pues se reparó 1,152 componentes mayores de la Gran Minería que incluyen motores, trasmisiones, mandos finales etc., lo que representa un crecimiento del 12% respecto al 2005. Los componentes del mercado "No Gran Minería" -que a partir del 2006 son reparados en el CRC- fueron 329, lo que equivale a un crecimiento del 53%. En cuanto a la facturación, el crecimiento ha sido de 25% para el mercado "Gran Minería" y de 73% para el mercado "No Gran Minería"

Para poder cumplir con las exigencias de calidad en el servicio que ofrecemos a nuestros clientes, mantuvimos nuestro programa de inversiones en el equipamiento de talleres que incluyó el inicio de la construcción del taller de recuperaciones e hidráulica en la sucursal Cajamarca.

Otra de las exigencias de calidad es la del control de la contaminación, para lo cual hemos efectuado importantes inversiones en la remodelación de nuestros talleres de sucursales. El año 2006 Caterpillar otorgó la certificación con el máximo de cinco estrellas en control de contaminación a los talleres de Lima y las sucursales de Arequipa, Cajamarca y Piura, y tres estrellas al taller de la sucursal Trujillo. Con este reconocimiento Ferreyros se ha convertido en el _dealer_ con mayor cantidad de talleres certificados a nivel latinoamericano.

Igualmente, el Centro de Reparación de Componentes (CRC), volvió a conseguir la certificación *World Class* otorgada por Caterpillar.

Por otro lado, hemos seguido mejorando los procesos en los almacenes de repuestos, con el apoyo de asesoría externa y la ejecución de proyectos de gestión de calidad, *Six Sigma*. Los avances se orientaron a disminuir los tiempos de manejo de la carga tanto en recepción como en despachos, a garantizar la exactitud del inventario y entregas, así como a incrementar la productividad. Como parte de lo mencionado, se ha continuado desarrollando nuevas aplicaciones con el uso del código de barras en el Centro de Distribución de Repuestos (CDR) ubicado en Lima y se ha iniciado el uso del mismo en el almacén ubicado en la mina Yanacocha.

Estas medidas deben garantizar una adecuada rotación y un alto nivel de servicio a pesar del incremento del número de piezas para las nuevas operaciones de construcción y minería, el ingreso de nuevos modelos de máquinas, motores y equipos y el crecimiento en los demás mercados.
Ambos indicadores han mejorado respecto al año 2005 y están dentro de los mejores estándares de empresas similares en la región. El 95% de los requerimientos de nuestros clientes es atendido desde dicho inventario de manera inmediata y el saldo es cubierto a través de pedidos de emergencia, para los cuales contamos con un proceso muy ágil e integrado con todos los proveedores de la cadena.

En lo referente a **importaciones**, cabe destacar que nos hemos consolidado en el primer lugar del ranking de importación de bienes de capital, con un crecimiento de 68% respecto al 2005 según reportes de COMEXPERÚ, elaborados con fuentes de la Sunat. Mantenemos la agilidad lograda en los procesos de importación, tanto de repuestos como de bienes de capital, para los cuales el 90% de los despachos se realiza en la modalidad de Despacho Anticipado y Descarga Directa, con un tiempo promedio de liberación de la carga , de 4 horas en repuestos y 24 horas en maquinaria.

Dada la creciente demanda de técnicos calificados, se ha intensificado **los programas de entrenamiento** mediante una capacitación focalizada y especializada. Nuestra empresa otorga gran

importancia a este aspecto que se ha convertido en un gran diferenciador de valor ante nuestros clientes.

Como eje central del desarrollo de nuestros técnicos está el *Service Pro*, que es el programa de líneas de carrera para el personal técnico, basado en la certificación de habilidades representativas del trabajo. La primera etapa ha sido migrar a las nuevas categorías y carreras a través del proceso de certificación, con un avance del 75%.

Actualmente tenemos 390 técnicos inscritos en el *Service Pro*, los cuales laboran en los proyectos mineros, sucursales y talleres.

A fin de satisfacer las expectativas de nuestros clientes mineros, estamos preparando a nuestros técnicos de mayor nivel, haciéndolos participar en la obtención de la Certificación Técnica Caterpillar de Minería (otorgada en Tucson, Arizona), y de Equipo Pesado. El año 2006 participaron 14 técnicos que lograron 27 certificaciones técnicas. Por otra parte, se ha incrementado a cuatro el número de instructores técnicos certificados por Caterpillar que permitirán una mejora constante en la calidad de la capacitación y se ha continuado con el Programa de Desarrollo de Supervisores realizado por la Universidad del Pacífico y en el que se ha impartido 360 horas de instrucción a un total de 30 participantes.

Con el propósito de cubrir el requerimiento de actuales y futuros técnicos calificados, el proyecto *Think Big* (formación profesional de dos años de duración), lanzado en el año 2002, en colaboración con Tecsup y Caterpillar, graduó a la tercera promoción de 19 alumnos, que ya han sido incorporados a nuestra empresa

Como otra vía de ingreso para nuevos técnicos, hemos implementado el programa ABC (Adiestramiento Básico *Caterpillar*), basado en un entrenamiento de cuatro meses de duración, tanto en cursos teóricos como en la ejecución de actividades técnicas.

Ferreyros S.A.A. cuenta con diez sucursales localizadas en las principales ciudades del país y, su subsidiaria Orvisa S.A., con cuatro sucursales en la región de la selva. Éstas son unidades operativas muy importantes para nuestra empresa, ya que garantizan una amplia cobertura de productos y servicios en todo el territorio peruano y la operatividad de los equipos vendidos a nuestros clientes con actividades a nivel nacional.

Las ventas a través de las sucursales han tenido un crecimiento sostenido en los últimos años. En el 2006 se incrementaron en 33% con relación al año anterior, impulsadas por los sectores tradicionales de mediana minería, construcción de carreteras e infraestructura y por las ventas a contratistas de la Gran Minería. Acompañaron este

comportamiento, logros importantes en seguridad y en los procesos de servicio en los talleres.

La Gestión Financiera

Nuestro principal objetivo en este rubro   en el año 2006 ha sido mantener inventarios adecuados, para poder cumplir con el crecimiento sostenido en las ventas de nuestra empresa, a pesar de las dificultades en el abastecimiento de equipos.

Con este fin y para optimizar costos, incrementar eficiencia y aprovechar sinergias de las áreas tradicionales de compras, se creó la Gerencia de Logística, como unidad responsable de la logística integral, desde la colocación de las órdenes tanto de equipos como de repuestos , el despacho y la facturación a los clientes.

El aumento en existencias fue de 40%, en promedio, debido a una mayor compra de maquinaria, equipos y repuestos, para evitar un probable problema de desabastecimiento de máquinas.

En repuestos hubo un incremento de 22% en los niveles de inventario a pesar de lo cual la rotación ajustada fue de 4, en comparación con el nivel de 3.8 registrado el año anterior. Esto se debió a la implementación de medidas de administración y control de inventarios, que nos permitió mantenernos dentro de los más altos estándares de empresas similares de la región.

En lo que respecta a maquinaría, equipos y vehículos, nuestra empresa pudo afrontar las restricciones en el abastecimiento de las diferentes fábricas en el extranjero, a través de colocaciones de órdenes de compra anticipadas sobre la base de acertados pronósticos de ventas.

Este crecimiento del inventario se financió básicamente con recursos propios de la empresa. El flujo de caja se sostuvo durante el 2006 principalmente con ingresos por pagos al contado de nuestros clientes. La buena situación de caja y los pagos oportunos a Caterpillar permitió generar un nivel de ingresos financieros adicionales 31% superior al del 2005, debido a los descuentos por pronto pago otorgados por proveedores extranjeros.

Nuestro nivel de deuda financiera pasó de US$ 108.5 millones en diciembre 2005 a US$ 113 millones al 31 de diciembre 2006, debido esencialmente a compras facturadas por Caterpillar de equipos que fueron despachados de fábrica a fines del 2006 y que serán facturadas y cobradas a los clientes luego de que las máquinas les sean entregadas durante el primer trimestre del 2007.

A fin de endeudar a la empresa con las menores tasas de interés y disminuir el riesgo de incremento de las tasas, se desarrolló una



estrategia financiera basada en el endeudamiento a tasas de interés fijas, lo que evitó los costos de las tasas variables Libor a mediano plazo que siguieron una tendencia alcista durante la mayor parte del año.

Otro aspecto de la estrategia fue mantener el financiamiento en moneda extranjera para calzar estas obligaciones con los ingresos expresados en la misma moneda para evitar riesgos cambiarios.

El gasto financiero en el 2006 fue de S/. 28.6 millones, menor al registrado el 2005 -que fue de S/. 30.7 millones debido a lo señalado anteriormente y a la negociación con proveedores, para lograr mejores plazos y con entidades financieras, para mejorar tarifas y comisiones, así como por la menor deuda de la empresa gracias a las utilidades acumuladas en el año.

En el **mercado de capitales** se colocó exitosamente la última emisión del Primer Programa de Bonos Corporativos que permitía realizar colocaciones de hasta un máximo de US$ 50 millones. En años anteriores habíamos colocado bonos hasta por US$ 40 millones, por lo que esta emisión fue por la diferencia de US$ 10 millones. Las condiciones de esta colocación fueron favorables y la tasa de interés fue de 6.06%.

.

En el mercado de capitales a corto plazo, efectuamos la colocación de papeles comerciales por US$ 30 millones, que es el límite máximo permitido en el Segundo Programa de Instrumentos de corto plazo. Las emisiones fueron efectuadas a 180, 270 y 360 días, respectivamente, de acuerdo con los flujos proyectados y con los requerimientos de capital de la empresa a un costo de Libor + 0.1, en promedio. Esta forma de financiamiento nos permitió el calce con los vencimientos de las facturas por cobrar a clientes mineros que son de corto plazo.

Por otro lado, se encuentran inscritas en Conasev las cuatro emisiones correspondientes al Primer Programa de Instrumentos Representativos de Deuda, aprobado en la Junta General de Accionistas de marzo de 2006. Este nuevo programa contempla la posibilidad de emitir bonos corporativos y/o papeles comerciales hasta por US$ 90 millones

Por su parte, las dos empresas clasificadoras de riesgo, Apoyo y Asociados Internacionales S.A.C. y PCR Clasificadora de Riesgo S.A.C., mejoraron en el 2006 las clasificaciones de Ferreyros en lo que respecta a bonos corporativos y papeles comerciales.

Al final del ejercicio el saldo de Caja Bancos fue de US $ 10.8 millones, saldo destinado a atender obligaciones y gastos operativos

en moneda nacional durante los primeros días del año 2007. Para atender el pago de deudas en dólares realizamos operaciones de cambio de moneda en el mercado *spot*.

Al cierre del ejercicio, nuestra empresa mostraba un ratio de endeudamiento de 1.49, menor que aquél con el que cerró el ejercicio 2005, que fue de 1.65.

Por otra parte, el ratio corriente sufrió un deterioro en el último mes del año, reduciéndose a 1.47, debido a la mayor deuda en créditos a corto plazo tomados en el mes de diciembre para cancelar compras importantes de equipos, cuya venta y cobranza se realizaría en los primeros meses del 2007. El ratio de cobertura de intereses fue de 7.7 veces , manteniendo la tendencia positiva presentada en los últimos meses, sustentada en la estabilidad de los gastos financieros, en el incremento en los ingresos financieros y del EBITDA (iniciales en inglés del indicador "utilidades antes de interés, impuestos, depreciaciones y amortizaciones").

El **financiamiento bancario** se ha visto reducido de US$ 41 millones en el 2005 a US$ 24 millones en el 2006. Éste provino principalmente de fuentes locales, las mismas que mantienen tasas de interés muy competitivas, a pesar de la tendencia de alza de la tasa Libor. El financiamiento del exterior viene afectado por el alza de tasas internacionales, con relación a las locales y la incorporación del riesgo país.

El uso del financiamiento a corto plazo ha estado orientado principalmente a lograr el calce con las obligaciones de nuestros clientes.

En lo referido al financiamiento de las ventas, mantuvimos la política de reducir nuestras operaciones de crédito a mediano plazo, las que representaron sólo el 12% de las ventas, muy por debajo del 25% establecido como límite en los objetivos de la empresa. Ello fue posible gracias a la activa participación de Caterpillar Financial Services que otorgó significativos créditos a nuestros clientes, y a las operaciones de financiamiento de instituciones financieras locales , a través de créditos, y *leasings* financieros. Además, hemos optado por la alternativa de atender el requerimiento de equipos de nuestros clientes a través de arrendamientos o *leasings* operativos propios o de terceros.

La cartera de cuentas por cobrar comerciales se vio incrementada en un 16%, pero la composición de la misma es mayormente de corto plazo, básicamente generada por facturas con créditos comerciales a 30 y 60 días.

La rotación de cuentas por cobrar comerciales por la venta de repuestos, servicios y alquileres disminuyó de 47 a 45 días, en promedio y el índice de morosidad de la cartera corriente mayor a 30



días fue de 0.21%, en lugar del 1.9% obtenido en el 2005. La provisión de cuentas por cobrar se redujo de US$ 1.8 millones en el 2005 a US$ 1.0 millón en el 2006.

La consolidación de la situación financiera y los buenos resultados del ejercicio fueron hechos percibidos positivamente por el mercado, de tal manera que nuestra cotización en la Bolsa de Valores de Lima cerró a S/. 3.94 por acción y la capitalización bursátil fue de 160%, por encima a la del 2005. El índice de lucratividad para el 2006 fue de 167.41%

Las Empresas Filiales

En el transcurso del ejercicio, la mayoría de las empresas filiales tuvo un desempeño positivo que complementó las operaciones de Ferreyros S.A.A. y permitió capitalizar para la organización las sinergias generadas. Las filiales alcanzaron un total de ventas de US$ 58 millones y contribuyeron a las utilidades de la empresa con la suma de US$ 2.1 millones.

Orvisa S.A. ha reportado durante el presente año ventas consolidadas por un volumen a US$ 23.5 millones - incluyendo la facturación de su subsidiaria Orvisa Servicios Técnicos S.A.C.-, nivel 17% superior al obtenido el año anterior. Sus operaciones se orientan a los sectores petrolero, energía, forestal, agrícola, transporte fluvial, gobierno y mediana minería en la Amazonía peruana. La creciente demanda de grupos electrógenos en el sector petrolero y energía, motores marinos en el sector de transporte fluvial, maquinaria, implementos y equipos de explotación y transformación de madera, así como maquinaria pesada en el sector gobierno, equipos usados y repuestos a la mediana y pequeña minería, han contribuido en el logro de estos resultados. El desarrollo de proyectos de generación "llave en mano", hallazgos de nuevos yacimientos petroleros, y el avance del sector forestal, hacen prever la continuidad de la demanda de los productos que comercializamos.

A efectos de proveer servicios de reconstrucción y mantenimiento de grupos electrógenos y plantas de producción, creamos la empresa Orvisa Servicios Técnicos S.A.C. la que alcanzó un volumen de ventas de US$ 2.06 millones, monto similar al registrado el año anterior.

La utilidad neta total de Orvisa ascendió a US$ 1.9 millones, cifra 5% mayor a la obtenida en el 2005.

Unimaq S.A. incrementó en 41% sus ventas respecto al año anterior y logró un nivel de US$ 23.3 millones. Este crecimiento fue sostenido en casi la totalidad de las 25 líneas de equipos ligeros, productos para

saneamiento e insumos que representa para atender a los mercados de minería, construcción, pesca e industria. Como producto del aumento de las ventas, la utilidad neta de la empresa se elevó en 60%, con relación a la obtenida el año 2005 (de US$ 504 mil en el 2005 a US$ 834 mil en el 2006).

A efectos de lograr una mejor cobertura de mercado, el Directorio acordó la integración de las operaciones de venta y alquiler de los productos que eran vendidos por Unimaq y alquilados por la unidad de negocios de Ferreyros, denominada Rentando Cat Rental Store. Esta fusión será muy conveniente para la organización, dadas las sinergias que tienen ambos negocios, toda vez que corresponden a la misma línea de productos y están dirigidas a los mismos segmentos de mercado. Los activos, tanto el inmueble como los equipos, serán transferidos de Ferreyros a Unimaq en el ejercicio 2007.

Depósitos Efe S.A. totalizó un volumen de ventas de US$ 600 mil, cifra 13% menor a la registrada el año 2005. Esta disminución se debió principalmente al vencimiento del contrato de uno de los principales clientes a mediados de año. La utilidad neta ascendió a US$ 100 mil, cifra 45% menor a la obtenida el año anterior. Hacia fines del 2006 se ha iniciado algunos proyectos de diversificación en el área logística.

Fiansa S.A. ha avanzado en el proceso de reorientación de sus negocios iniciado en el 2005, por lo que ha alcanzado ingresos por US$ 7.6 millones. Sin embargo, ha debido asumir en el ejercicio, las pérdidas generadas por la ejecución de proyectos contratados en el 2005, así como efectuar ajustes para la reestructuración de sus activos, lo que ha resultado en una pérdida de US$ 600 mil. La capitalización de obligaciones con Ferreyros; la reestructuración de la deuda con los bancos; la definición de las estrategias a corto y mediano plazo para convertir a la empresa en el brazo ejecutor de los proyectos integrales de la organización; la renovación del personal directivo y las perspectivas económicas en los mercados de construcción, metal mecánica y eléctrica, sustentan el objetivo de alcanzar niveles de utilidad acordes con el mercado a partir del 2007.

Domingo Rodas S.A. alcanzó una producción física en el año 2006 del orden de las 851 toneladas de langostinos de exportación, cifra mayor en 19% a la obtenida en el año anterior. Sin embargo, sus cifras de ventas decrecieron en 14.6% respecto al 2005 y llegaron a la cifra de US$ 2.8 millones. El resultado del año fue prácticamente de equilibrio. Los factores que principalmente afectaron las cifras de ventas y los resultados fueron: a) La caída de precios internacionales a partir del segundo trimestre; b) las variaciones del tipo de cambio; c) el incremento de costos de insumos a partir del segundo semestre, principalmente en alimentos por efecto del incremento en los precios de la harina de pescado y; d) el retraso en la cosecha de un lote importante de langostinos, el cual se pudo exportar recién en enero del 2007.

Con el fin de hacer frente a las variables externas que puedan afectar sus resultados, la empresa decidió diversificar sus operaciones a través del desarrollo de una nueva unidad de negocio que tendrá a su cargo la extracción, procesamiento y exportación de productos hidrobiológicos. La inversión total será de US$ 1'350,000 destinada a la compra de embarcaciones pesqueras, hoy en poder de la organización, con una capacidad de bodega de 30 toneladas cada una.

Ferrenergy S.A.C., empresa surgida de la asociación entre Ferreyros y la compañía especializada Energy Internacional, firmó un contrato para el suministro de 3.5 MW de energía a un proyecto de la empresa Pluspetrol en la selva peruana. Este contrato, firmado en enero del 2006, suponía la construcción de la planta en el lote 1-AB en Shiviyacu–Andoas, en siete meses y medio, y el inicio de la generación de energía a finales del mismo año. A pesar de haberse iniciado la ejecución del contrato en los plazos previstos, las obras debieron suspenderse al surgir dificultades entre el cliente y las autoridades ministeriales en torno a los permisos medio ambientales, dificultades que aparentemente están en vías de solución. Dado que en el 2006 se invirtió en la compra de los equipos y la construcción en un 100% sin poder iniciar operaciones -lo que ha generado gastos financieros que están en proceso de reclamación-, el resultado neto de la empresa arrojó una pérdida de S/. 1 millón. Se espera reiniciar la construcción en marzo, terminar la obra a finales de mayo del 2007 y recuperar los gastos de este primer año de inversión con el inicio de la venta de energía a partir del segundo semestre del 2007.

El Gobierno Corporativo

En Ferreyros entendimos hace mucho tiempo atrás la importancia de implementar buenas prácticas de gobierno corporativo. Si bien la empresa, que en el 2007 cumplirá 85 años, no siempre usó el término "gobierno corporativo" recientemente acuñado, considera que a lo largo de su vida empresarial ha guiado su actuación a la luz de principios éticos, muchos de ellos recogidos en el concepto actual de gobierno corporativo. El respeto a los derechos de los accionistas, el trato equitativo a los mismos, la clara estipulación de las funciones del directorio y la gerencia así como la presentación transparente y oportuna de información relevante al mercado, son prácticas que hemos asumido desde mucho tiempo atrás, las cuales han permitido alinear los intereses de los accionistas con los de las diferentes instancias de gestión.

Por ello nos adherimos prontamente a la declaración de principios de Gobierno Corporativo para Sociedades Peruanas publicada por Conasev en el año 2002, en cuya elaboración además participó activamente a través de Procapitales. A partir de allí ha enfocado sus esfuerzos para lograr un cada vez mayor cumplimiento de los principios. En esta memoria se presenta como anexo, por tercer año consecutivo, la auto evaluación en el cumplimiento de 26 principios y se indica el sustento de la calificación asignada en cada caso.

El alto grado de cumplimiento alcanzado en casi todos los principios se debe a un permanente proceso de mejora adoptado por la empresa. Recientemente han sido aprobados cambios estatutarios referidos a la representación de los accionistas en la Junta para permitir una delegación más amplia y cambios a los requisitos para ser director, lo que facilitaría el nombramiento de directores independientes. Así mismo, se crearon dos nuevos comités del directorio, además del ya existente; publicamos un reglamento para la junta y el directorio y la autoevaluación del directorio acerca de su gestión, entre otros. El alto grado de cumplimiento de los principios ha permitido diversos reconocimientos para nuestra empresa a lo largo del 2006:

1. *El reconocimiento del mercado*, evidenciado por el mayor número de inversionistas que han adquirido nuestras acciones, lo que ha significado pasar de 746 accionistas a 988 accionistas en un año, así como por la buena acogida que tuvieron los bonos corporativos y papeles comerciales colocados por la empresa en el 2006 por valor de US$ 40 millones, a través del mercado de capitales.

2. *El reconocimiento de instituciones locales* que promueven la implementación de buenas prácticas y que se hace patente en la obtención del Primer Puesto en la categoría de Mejor Trato al Accionista, que fue otorgado por Procapitales y la Universidad Peruana de Ciencias Aplicadas, en el marco del Primer Concurso de Buen Gobierno Corporativo.

3. *El reconocimiento de instituciones internacionales*, al ser distinguida la empresa como finalista del concurso de Buen Gobierno Corporativo entre empresas latinoamericanas, convocado por Garrigues Affinitas en Madrid, España.

En el año 2006, una vez más, la empresa difundió sus experiencias en el mercado local al participar en diferentes eventos, aportar su testimonio y compartir sus propias experiencias para motivar a otras empresas a seguir trabajando en la aplicación de los principios.

En este contexto, resulta de gran valor su incorporación a mediados del 2006 al "Companies Circle of the Latin American Corporate Governance Roundtable". Este espacio fue lanzado en el año 2005 por la Organización de Cooperación Económica y Desarrollo (OECD) y la Corporación Financiera Internacional (IFC, por sus siglas en inglés), junto con sus ocho miembros fundadores. Ferreyros se incorporó a este círculo en el 2006. El *Companies Circle* está integrado por 13 empresas latinoamericanas líderes en la implementación de buenas prácticas de gobierno corporativo en la región y tiene como meta:

- Ser un foro de discusión sobre los retos y logros obtenidos en la mejora de su gobierno corporativo.
- Compartir con la comunidad latinoamericana de empresas las soluciones prácticas que encontraron a los retos del buen gobierno corporativo y,
- Contribuir al trabajo de la "Latin American Corporate Governance Roundtable" con la visión y experiencia de las empresas que ya pasaron por un alto grado de reformas.

En el año 2006 participamos en las reuniones del Círculo y se ha fortalecido por el intercambio de experiencias y posiciones respecto a los temas de buen gobierno que fueron motivo de las agendas.

Los Desafíos del 2007

Todas las proyecciones señalan que la economía nacional debe incrementar o mantener su nivel de crecimiento en el año 2007 impulsada en gran parte por los buenos niveles alcanzados el año anterior.

La existencia de importantes proyectos mineros, de hidrocarburos y viales que debieran concretarse en el año, así como un manejo sensato de las grandes variables macroeconómicas, hacen razonable esperar un buen comportamiento de nuestra empresa, la que con una estructura financiera consolidada y una articulada organización, viene incrementando la eficiencia de sus procesos y acercándose más a sus clientes. Su posición de liderazgo, por tanto, debe ser acentuada.

Sin embargo, conforme nuestra empresa progresa surgen nuevos y renovados desafíos.

En primer lugar, los excepcionales niveles de ventas y utilidades alcanzados el 2006 generan una base de comparación cuya superación constituye, por sí misma, en un gigantesco reto.

Junto a ello, la búsqueda de la excelencia para atender las necesidades de nuestros clientes en la venta y en la post venta, enfatizando el concepto de valor de nuestra oferta, continúa siendo nuestro mayor desafío.

Las necesidades de crecimiento nos obligan a definir activa pero cuidadosamente las nuevas áreas en las que debemos tener presencia, para usar articuladamente nuestras sinergias a través de nuevas formas empresariales.

La competencia, variada y agresiva, presente en todos los mercados en que actuamos, nos plantea constantemente retos propios de quien pretende disputarle mercado al líder. Con modestia, pero con firmeza, hemos resistido exitosamente estos embates, no sólo sin perder participación de mercado, sino incrementándola. Todo parece indicar que en el 2007 presenciaremos una renovada competencia, para lo cual estamos preparados, confiando en la calidad de las marcas que representamos, en la inigualable fortaleza de nuestra organización y en el nivel profesional orientado al servicio de nuestros trabajadores.

Son ellos, los trabajadores, quienes identificados con nuestra empresa y sus objetivos, en armonioso y motivador clima organizacional, constituyen nuestra mayor ventaja comparativa para afrontar los retos del 2007.

Nuestra gestión ha alcanzado buenos niveles de aceptación entre nuestra clientela. Nos corresponde seguir proporcionándole **más** calidad, **más** servicio, **más** identificación con sus necesidades, **más** soluciones integrales, **más** pasión en los procesos, **más** Ferreyros.

Con optimismo exento de arrogancia, el Directorio considera que el 2007, año en que celebramos 85 años de existencia, nuestra empresa continuará creciendo y prosperando, con integridad, responsabilidad social y buen gobierno corporativo, para beneficio de nuestros accionistas y de nuestros trabajadores. Los logros del 2006 nos permiten señalar que estamos más preparados que nunca para el éxito.

Al concluir esta introducción a la Memoria del segundo año de su gestión, el Directorio desea agradecer a los accionistas por la confianza depositada; expresar a los clientes su reconocimiento por haber honrado a nuestra empresa con su preferencia y a los proveedores y al personal, por el apoyo recibido durante su gestión.

A continuación, nos complace alcanzar en detalle a los señores accionistas la información general y de operaciones, así como el análisis y discusión de los estados financieros, de acuerdo con la Resolución Conasev Nº 141.98 EF/94.10 que al respecto ha emitido la Comisión Nacional Supervisora de Empresas y Valores (Conasev) para la presentación de las memorias anuales de empresas. Se

incluye la Declaración de Responsabilidad a que obliga dichas normas.



Informe General y de Operaciones
(Resolución Conasev N° 141.98 EF/94.10)

1. Datos Generales de la Empresa

La denominación de la empresa es Ferreyros S.A.A., y su sede principal está ubicada en la Avenida Industrial N° 675, provincia y departamento de Lima. Su teléfono el 336-7070 y el fax, 336-8331. La dirección de la página Web es www.ferreyros.com.pe. El teléfono dedicado para atención de los accionistas e inversionistas es el 080013372.

Ferreyros se constituyó bajo la denominación original de Enrique Ferreyros y Compañía Sociedad en Comandita, mediante escritura del 14 de septiembre de 1922 ante el notario público de Lima, Dr. Agustín Rivero y Hurtado. Fue inscrita en el asiento 1, fojas 299, tomo 15 de Sociedades del Registro Mercantil de Lima. Esta sociedad quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima.

Enrique Ferreyros y Compañía S.A. absorbió los activos y pasivos de la sociedad anterior, mediante escritura pública de fecha 21 de septiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima. El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura pública de fecha 23 de noviembre de 1981 ante Notario Público de Lima, Dr. Jorge Orihuela Iberico, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas.

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante Notario Público de Lima, Dr. Jorge Orihuela Ibérico, inscrita en el asiento 2B de la ficha 117502 del libro de Sociedades de Registro de Personas Jurídicas. Con fecha 24 de marzo de 1998, la Junta General de Accionistas acordó modificar la denominación social de la empresa a la de Ferreyros S.A.A., inscrita en la partida N° 11007355 del Registro de Personas Jurídicas.

De acuerdo con la denominación de grupo económico de la Conasev, Ferreyros y las subsidiarias mencionadas a continuación forman un grupo económico:

Orvisa S.A.
Motorindustria S.A.
Fiansa S.A.
Depósitos Efe S.A.
Unimaq S.A.
Domingo Rodas S.A.
Ferrenergy S.A.C.

Descripción de las principales entidades que conforman el grupo económico

Orvisa S.A.

Fundada en el año 1974, se ha consolidado como la primera empresa comercializadora de bienes de capital en la Amazonía peruana. Desde su oficina principal en Iquitos y sus sucursales en Tarapoto, Pucallpa, Puerto Maldonado, Huaypetue y Bagua, atiende con productos y servicios diferenciados de alta productividad a los sectores, agrícola, transporte, forestal e hidrocarburos, principalmente.

Por ser una empresa situada en la región selva, Orvisa goza actualmente de ciertas ventajas arancelarias y tributarias que le permite ser más competitiva con sus precios.

Es accionista mayoritario de una empresa de servicios al sector petrolero denominada Orvisa Servicios Técnicos S.A., que tiene su base de operaciones en Andoas, Loreto.



Unimaq S.A.

Inició operaciones en 1999. Su negocio gira en torno a la comercialización de bienes y servicios y alquiler de equipos para los sectores de minería, construcción, industria y pesca. Cuenta con la representación de líneas líderes de excelente calidad, entre ellas la línea de químicos. En el 2006 se aprobó la fusión de sus operaciones con las de Rentando Cat Rental Store, para poder lograr una mayor cobertura.

Fiansa S.A.

Es una empresa metalmecánica fundada en 1968, dedicada a la ingeniería, fabricación y montajes de estructuras de acero para edificios, puentes, tanques de almacenamiento, compuertas y torres metalmecánicas, tableros eléctricos e instalaciones electromecánicas.

Depósitos Efe S.A.

Es una filial fundada en 1983, cuyo giro del negocio es vender servicio de almacenaje como depósito aduanero simple o de campo, éste último para poder atender *warrants* de mercadería.

El tipo de mercancías que almacena incluye maquinarias, equipos, repuestos y bienes de consumo en general, así como productos químicos a granel. Cuenta con diez tanques de diferentes capacidades con sus respectivas bombas de carga y descarga.
A fines del 2006, se ha iniciado el proyecto de operador logístico en menor escala.

Domingo Rodas S.A.

Es una empresa langostinera constituida en 1979. Ubicada en la provincia de Tumbes, balneario de Playa Hermosa, a la margen izquierda del río Tumbes, se dedica a la siembra, cultivo y exportación de langostino de acuicultura. Cuenta actualmente con 250.97 Ha de producción y ha llegado a producir cerca de 700 toneladas anuales de langostinos.

Con el fin de consolidar sus operaciones y hacer frente a las variables externas que puedan afectar sus resultados, la empresa decidió diversificar sus operaciones y dedicarse adicionalmente al negocio de extracción, procesamiento y exportación de productos para el consumo humano directo.



Motorindustria S.A.

Constituida en 1987, su giro económico original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicios. En 1998 la Junta General de Accionistas acordó modificar sus actividades e inició sus operaciones de maquinado para la recuperación de componentes de maquinaria. Su gestión estaba muy ligada al Centro de Remanufactura de Componentes de Ferreyros por lo que en el 2006 las operaciones de Motorindustria S.A. fueron incorporadas a Ferreyros S.A.A. mediante un proceso de escisión.

Ferrenergy S.A.C.

Esta empresa fue constituida el 13 de enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy International Corporation, con una participación del 50% cada uno. Energy opera internacionalmente y tiene su sede en Florida, Estados Unidos. Cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia.

El objeto principal de la empresa es la venta y suministro de energía, así como la compra venta, importación y exportación de mercaderías y artículos en general, entre otros.

A la fecha Ferrenergy tiene un contrato de Suministro de Potencia y Energía Eléctrica con Pluspetrol Norte S.A., por un período de cinco años, denominado: "Contrato de Suministro de Potencia y Energía Eléctrica N° P1A-GEN-05-017".

Otras inversiones

La compañía mantiene inversiones en las siguientes empresas:

Empresas	Número de acciones	Participación
La Positiva Seguros y Reaseguros	13'277,179.00	13.7928%
La Positiva Vida Seguros y Reaseguros	2'000,000.00	3.5143%
Transacciones Plurales S.A.	1'661,753.00	16.1305%
Transacciones Especiales S.A.	223,526.00	0.5165%

Al 31 de diciembre del 2006, el capital social está representado por 258'360,000 acciones comunes de un valor nominal de S/. 1.10, cada una, íntegramente suscritas y pagadas, de las cuales 86.65% pertenece a inversionistas peruanos y 13.35% a inversionistas extranjeros.

La cotización de apertura del año fue de S/. 1.55 y la de cierre, de S/. 3.94, habiéndose alcanzado una cotización máxima de S/. 3.95 en diciembre y a una mínima de S/. 1.50 en enero. El precio promedio de la acción en el año 2006 fue de S/. 2.79.

Los accionistas con participación de 5% o más del capital de la empresa son:

Accionistas	%	Nacionalidad
RI-FONDO 2	11.17	Peruana
La Positiva Vida Seguros y Reaseguros S.A.	10.01	Peruana
HO-FONDO 2	8.45	Peruana
IN-FONDO 2	6.96	Peruana
Horseshoe Bay Limited	6.46	Extranjera
PR-FONDO 2	6.18	Peruana
RI-FONDO 3	5.00	Peruana

La clasificación de las acciones con derecho a voto es la siguiente:

Tenencia	N° Actas	N° Acciones	% de participación
Menos de 1%	969	44,946,987	17.40
Entre 5% y 1%	12	86,210,908	33.37
Entre 10% y 5%	5	72,482,470	28.05
Más del 10%	2	54,719,635	21.18
TOTAL	**988**	**258,360,000**	**100.00**

2. Descripción de Operaciones y Desarrollo

De acuerdo con sus estatutos, Ferreyros S.A.A. tiene por objeto la compraventa de mercadería y productos nacionales y extranjeros; la importación y exportación de mercadería y artículos en general; la provisión de servicios y la realización de inversiones y comisiones.

Su duración es indefinida, y su giro de negocio corresponde a la agrupación 5150, división N° 51 de la clasificación CIIU de la Organización de las Naciones Unidas.

En 1922 nace en Lima la empresa Enrique Ferreyros y Compañía Sociedad en Comandita por iniciativa de Enrique Ferreyros Ayulo y de tres socios, para dedicarse a la comercialización de productos de consumo.



En 1942 Ferreyros asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la actividad de la empresa. A partir de 1965 inicia la descentralización de la compañía y constituye oficinas en provincias, así como diversas empresas filiales.

En 1971 se decide inscribir a Ferreyros en la Bolsa de Valores de Lima, momento desde el cual pasa a tener un accionariado difundido.

En la década de los ochenta Ferreyros se desvincula del negocio de bienes de consumo y decide concentrar esfuerzos en su giro principal de negocios que es el de bienes de capital, para lo cual toma nuevas representaciones que complementen la línea *Caterpillar*. De esta manera puede atender mejor a sus clientes que se encuentran en diversos sectores productivos de la economía.

la empresa inicia el negocio de alquiler de equipos y la venta de maquinaria usada y se prepara para asumir el reto que demandaría la Gran Minería, luego de iniciado el proceso de privatización y el ingreso de nuevos agentes productivos a la economía. A partir de 1995, la compañía realiza importantes inversiones para mejorar la infraestructura de oficinas y talleres y para preparar a su personal de servicio, a fin de que pueda atender los contratos de mantenimiento y reparaciones de las grandes flotas de la minería. Asimismo decide incursionar en la venta de maquinaria para la minería subterránea.

Respondiendo al crecimiento experimentado, en 1997 la compañía realiza una exitosa colocación de acciones en el ámbito nacional e internacional, lo que hace posible un incremento de su patrimonio en US$ 22 millones.

La brusca desaceleración del crecimiento de la economía en el periodo 1998-2001 repercute negativamente en las ventas de la empresa. Sin embargo, a partir del año 2001 se supera esta situación, consolidando sus finanzas, y logrando un crecimiento sostenido en ventas y utilidades en los últimos años.

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, destina sus productos hacia diversos sectores económicos del país, como minería, construcción, pesca, agricultura, hidrocarburos, energía, industria y transporte.

Es la única distribuidora de Caterpillar en el Perú a la cual representa desde 1942.

Además de máquinas y motores *Caterpillar*, Ferreyros comercializa una amplia gama de productos de otras marcas líderes como perforadoras *Atlas Copco Drilling Solutions*, tractores y cosechadoras *Massey Ferguson*, compresoras *Ingersoll Rand*, molinos de arroz *Zaccaría*, camiones *Kenworth* e *Iveco*, entre otras.

Para proveer el servicio post venta que ofrece a sus clientes, la empresa dispone de una amplia red de talleres ubicados a lo largo del territorio nacional, los mismos que cuentan con equipos de alta tecnología a cargo de mecánicos calificados y permanentemente entrenados.

Asimismo, para garantizar el abastecimiento de repuestos de todas las líneas que distribuye, la empresa cuenta con almacenes y centros de distribución de repuestos en todas sus sucursales así como en ubicaciones estratégicas en donde sus principales clientes realizan sus actividades.

Competencia

La amplitud de las líneas de productos que distribuye Ferreyros da lugar a que la compañía compita de manera segmentada con gran número de proveedores que representan diversas marcas. Gracias a la preferencia de los clientes, Ferreyros lidera casi todos los segmentos de mercado en los que participa.

En camiones de fuera de carretera para la Gran Minería compite con *Komatsu* y *Terex*. En maquinaria de movimiento de tierra, los principales competidores son *Komatsu, Volvo, Hyundai, Case* y *Daewoo*.

En motores diesel compite con *Detroit Diesel, Cummins, FG Wilson* y *Volvo*. En motores de combustible pesado con *Wartsila* y *Man*. En motores a gas con *Wartsila* y *Waukesha*.

En la línea agrícola, los principales competidores son *John Deere* y *Ford New Holland*.

En compresoras portátiles de aire, la competencia es *Sullair* y *Atlas Copco*; en perforadoras para minería, la línea de perforadoras de *Atlas Copco* compite con *Sandvik Drilltech, Reeddrill* y *Bucyrus*.

Los cargadores de minería subterránea *Caterpillar* compiten con *Atlas Copco* y *Sandvik Tamrock*. En camiones, tanto en el mercado de volquetes como tracto camiones, Ferreyros participa con sus marcas *Kenworth* e *Iveco* y compite con *Volvo, Scania, Mercedes Benz* y *Freightliner* y *Volkswagen*.

En las líneas de repuestos de las diversas marcas que comercializa, la empresa enfrenta la competencia de entidades que distribuyen repuestos no genuinos en pequeños segmentos de mercado.

Evolución del monto de ventas netas de Ferreyros
(En millones de soles)



	2003	2004	2005	2006
■ Ingresos Totales	728	826	969	1,275

En los activos de la empresa debe señalarse la participación en el capital social de las empresas subsidiarias, en las que posee al 31 de diciembre de 2006 la siguiente participación accionaria:

Subsidiaria	Participación
Orvisa S.A.	99.00%
Unimaq S.A.	99.99%
Fiansa SA acciones comunes	99.44%
Fiansa SA acciones de Inversión	75.33%
Depósitos Efe S.A.	99.86%
Motorindustria S.A.	99.99%
Domingo Rodas S.A.	99.89%
Ferrenergy S.A.C.	50.00%

La empresa se financia básicamente de tres maneras: excedentes de caja, financiamiento con bancos locales y extranjeros y mercado de capitales.

La selección de la fuente de financiamiento se realiza en función de las mejores condiciones y plazos.



Instrumentos de corto plazo

Luego de que en enero 2004 venciera la vigencia del Primer Programa de Papeles Comerciales Ferreyros, el Segundo Programa de Instrumentos de Corto Plazo Ferreyros quedó inscrito en el Registro Público del Mercado de Valores, mediante Resolución Conasev N° 083-2003-EF/94.11, hasta por un monto máximo en circulación de US $ 30 millones.

Dado que el Programa de Instrumentos Representativos de Deuda aprobado por la Junta General de Accionistas de febrero del 2006, se encontraba en proceso de formalización, durante el 2006 la empresa cubrió sus necesidades de capital de trabajo, tanto con excedentes de caja como con financiamiento de corto plazo, en donde fue muy importante contar con emisiones vigentes de papeles comerciales colocadas en un 100%, es decir, hasta por un monto de US$ 30 millones.

El monto total colocado en el mercado de capitales a diciembre de 2006 fue US$ 80 millones.

Bonos corporativos

Primer Programa Bonos Corporativos

Instrumento	Primer Programa Bonos Corporativos
	Resolución Conasev N° 028-2004-EF/94.11
Monto máximo de emisión	US$ 50'000,000
Vigencia	2 años renovables

Series Inscritas del Primer Programa

Instrumento	Primera Emisión del Primer Programa
	Resolución Conasev N° 028-2004-EF/94.11
Clase	Nominativos e indivisibles en cuenta en CAVALI ICLV SA
Monto registrado	US$ 15'000,000
Valor nominal	US$ 1,000 cada uno
Series	Una o más
Plazo	3 años
Periodicidad de pago de intereses	Trimestre vencido
Amortización	100% del capital al vencimiento del tercer año

Instrumento	Segunda Emisión del Primer Programa
Clase	Nominativos e indivisibles en cuenta en CAVALI ICLV SA
Monto registrado	US$ 15'000,000
Valor nominal	US$ 1,000 cada uno
Series	Una o más
Plazo	4 años
Periodicidad de pago de intereses	Trimestre vencido
Amortización	100% del capital al vencimiento del tercer año

Instrumento	Tercera Emisión del Primer Programa
Clase	Nominativos e indivisibles en cuenta en CAVALI ICLV SA
Monto registrado	US$ 35'000,000
Valor nominal	US$ 1,000 cada uno
Series	Una o más
Plazo	5 años
Periodicidad de pago de intereses	Trimestre vencido
Amortización	16 pagos trimestrales iguales a partir del segundo año

Instrumento	Cuarta Emisión del Primer Programa
Clase	Nominativos e indivisibles en cuenta en CAVALI ICLV SA
Monto registrado	US$ 35'000,000
Valor nominal	US$ 1,000 cada uno
Periodicidad de pago de intereses	Trimestre vencido
Plazo	3 años

Colocaciones vigentes del Primer Programa

1. En julio del 2004 se colocó la serie A de la primera emisión por US$ 7'500,000 con las siguientes características

Monto de la emisión	US$ 7'500,000
Fecha de emisión	13 de julio del 2004
Fecha de redención	13 de julio del 2007
Tasa de interés de la colocación	6.4375% nominal anual, con un año de base de 360 días

2. En noviembre del 2004 se colocó la serie B de la primera emisión por US$ 7'500,000 las siguientes características

Monto de la emisión	US$ 7'500,000
Fecha de emisión	15 de noviembre del 2004
Fecha de redención	15 de noviembre del 2007
Tasa de interés de la colocación	6.00% nominal anual, con un año de base de 360 días

3. En septiembre del 2005 se colocó la cuarta emisión por US$ 15'000,000 con las siguientes características

Monto de la emisión	US$ 15'000,000
Fecha de emisión	21 de septiembre del 2005
Fecha de redención	21 de septiembre del 2008
Tasa de interés de la colocación	5.8125% nominal anual, con un año de base de 360 días

4. En octubre del 2005 se colocó la tercera emisión por US$ 10'000,000 con las siguientes características

Monto de la emisión	US$ 10'000,000
Fecha de emisión	21 de octubre del 2005
Fecha de redención	21 de octubre del 2010
Tasa de interés de la colocación	6.00% nominal anual, con un año de base de 360 días

5. En febrero del 2006 se colocó la cuarta emisión por US$ 10'000,000 con las siguientes características

Monto de la emisión	U$ 10'000,000
Fecha de emisión	28 de febrero del 2006
Fecha de redención	28 de febrero del 2009
Tasa de interés de la colocación	6.06% nominal anual, con un año de base de 360 días
Monto total colocado del Primer Programa	US$ 50'000,000

Al 31 de diciembre del 2006, la empresa ha otorgado avales y fianzas bancarias a empresas del grupo y clientes por US$ 29.6 millones, que representa el 23.7% del patrimonio

Fianzas bancarias

Al 31 de diciembre del 2006, las líneas de fianzas bancarias utilizadas por Ferreyros para garantizar transacciones diversas sumaron US$ 1.5 millones.

Avales a subsidiarias

La empresa ha otorgado avales a favor de subsidiarias ante instituciones bancarias por US$ 12.5 millones, monto por debajo de los US$ 16 millones aprobados por el Directorio en su sesión del 26 de septiembre del 2006. Los avales otorgados a la subsidiaria Langostinera Rodas al cierre del 2006 ascendieron a US$ 1.4 millones. Se está llevando adelante gestiones con los bancos para disminuir el requerimiento de aval de Ferreyros para las subsidiarias que sustentan sus propios créditos.

Avales a clientes

Para el desarrollo de sus operaciones y ventas, la empresa otorga financiamiento a clientes o los avala ante Caterpillar Financial Services. Al cierre del ejercicio 2006, éstos ascendieron a US$ 15'603,895 -aprobados de manera expresa por el Directorio- y cuentan con las garantías respectivas de los clientes y/o fideicomisos de flujos.

Garantías sobre activos

Al 31 de diciembre del 2006, la compañía sólo cuenta con hipotecas por US$ 11.5 millones sobre algunos inmuebles, que respaldan créditos hipotecarios ante Caterpillar Financial Services. Dichos préstamos fueron negociados durante el 2005 para disminuir la tasa de Libor + 4% a una tasa fija de 7% . El saldo de deuda es de
US$ 8.9 millones.
La empresa ha otorgado, en ejercicios anteriores, también a Caterpillar Financial, prendas por US$1.2 millones para financiar equipos de la flota de alquiler, financiamiento que tiene un saldo de US$ 700 mil al cierre del 2006.

Las operaciones de mediano plazo con instituciones bancarias locales ascienden a US$ 9.6 millones y se encuentran garantizadas solamente en un 30% con letras de clientes endosadas a favor del banco.

Al 31 de Diciembre del 2006, la Compañía tiene las siguientes contingencias:

a. En abril de 2003, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/. 5.5 millones, incluidas multas e intereses. Se ha presentado un recurso de apelación al Tribunal Fiscal.

b. En diciembre del 2005, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/. 19.8 millones, incluidas multas e intereses. Se presentó un recurso de reclamación a la Sunat.

c. En junio del 2006, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 30.0 millones y S/. 5.9 millones, respectivamente, incluidas multas e intereses. Se presentó un recurso de reclamación a la Sunat.

d. Al 31 de diciembre del 2006, la empresa mantiene en proceso de reclamación, juicios por US$1.2 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la empresa, sobre la base de la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la empresa. Por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias indicadas, de acuerdo con el procedimiento establecido, la Sunat hizo conocer a la empresa, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la empresa cumplió con subsanar y pagar las omisiones e infracciones por un total de S/.6.3 millones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, fueron consideradas procedentes.

La compañía se ha constituido, en parte, a partir de ciertos procesos legales que surgieron en el curso normal de sus actividades, la mayoría de los cuales, ni individual ni colectivamente, puede considerarse importante. Debe señalarse, sin embargo, que al cierre del ejercicio la empresa mantiene en proceso de reclamación seis

juicios por concepto de indemnización por responsabilidad civil extracontractual iniciados por terceros por US$ 1.2 millones. La Gerencia General, basada en la opinión de sus asesores legales, considera que estos juicios son improcedentes y que el resultado final será favorable a la empresa.

3. Aspectos institucionales

En cumplimiento con lo señalado en el artículo 32 del estatuto de la empresa y luego de haber cumplido tres años en el cargo, la Junta General de Accionistas del 22 de marzo del 2005 eligió directores por el período 2005-2008. El Directorio quedó conformado como sigue:

Carlos Ferreyros Aspíllaga
Eduardo Montero Aramburú
Hernán Barreto Boggio
Aldo Defilippi Traverso
Juan Manuel Peña Roca
Juan Manuel Prado Bustamante
Andreas von Wedemeyer Knigge
Óscar Espinosa Bedoya

Los miembros del Directorio, en su primera sesión realizada el 30 de marzo del 2005, eligieron como presidente a Carlos Ferreyros Aspíllaga y como vicepresidente a Eduardo Montero Aramburú.

Grados de vinculación

Al 31 de diciembre del 2006, no existe grado de vinculación -por afinidad o consanguinidad- entre los directores, ni entre ellos y los miembros de la plana gerencial.

Los señores Carlos Ferreyros Aspíllaga, Óscar Espinosa Bedoya, Juan Manuel Peña Roca y Andreas von Wedemeyer Knigge son directores en La Positiva Compañía de Seguros y Reaseguros, empresa que es accionista de Ferreyros con el 10.1% del capital social.

Los señores Óscar Espinosa Bedoya, Juan Manuel Peña Roca y Andreas Von Wedemeyer Knigge son, a su vez, directores en AFP Profuturo, administradora de fondos de pensiones, accionistas de Ferreyros con más del 5% del capital social.

Los directores de la empresa , considerados directores independientes, dado que no tienen ningún grado de vinculación con la administración de la empresa ni con los accionistas principales, son:

Eduardo Montero Aramburú
Hernán Barreto Boggio
Aldo Defilippi Traverso
Juan Manuel Prado Bustamante

Órganos especiales conformados y constituidos al interior del directorio

El Directorio cuenta con tres comités:

Comité de Dirección General y Gobierno Corporativo.
Comité de Auditoría.
Comité de Desarrollo Organizacional y de Recursos Humanos.

Cada comité está constituido por tres directores, como mínimo, y por lo menos uno de ellos es director independiente, tal como lo define el principio V, literal e.1 de Gobierno Corporativo. El Presidente del Directorio, el Vice Presidente y el Gerente General participan en todos los comités.

Los comités se reúnen con una periodicidad trimestral..

El Comité de Dirección General y Gobierno Corporativo reemplaza al Comité de Directorio, creado en julio de 1993 y su principal función es actuar como órgano de consulta de la Gerencia para el manejo general de la empresa, así como supervisar por delegación del Directorio. En particular, tiene las siguientes funciones:

a. Revisar los planes estratégicos y los planes anuales de negocios.
b. Evaluar con detenimiento el funcionamiento de las empresas filiales.
c. Formular recomendaciones al Directorio sobre políticas de inversiones, así como adquisiciones y enajenaciones de activos fijos.
d. Supervisar la política de información de hechos de Importancia e información privilegiada y reservada.
e. Evaluar y dar directivas sobre los niveles de endeudamiento de la empresa así como sobre la estructura de los pasivos, haciendo un seguimiento de los avales que otorga.
f. Evaluar periódicamente el estado de situación de los créditos otorgados por la empresa.
g. Funcionar como órgano de asesoramiento y consulta de la gerencia en temas que sean sometidos a su consideración.

Lo conforman los señores Carlos Ferreyros Aspíllaga, Eduardo Montero Aramburú, Óscar Espinosa Bedoya, Juan Manuel Peña Roca y Hernán Barreto Boggio.

El Comité de Auditoría tiene como función principal supervisar la integridad de los sistemas contables y analizar el informe de los auditores externos sobre los estados financieros. En particular, tiene las siguientes funciones:

a. Supervisar la integridad de los sistemas contables a través de la auditoria externa apropiada.
b. Revisar y analizar periódicamente los estados financieros de la empresa.
c. Revisar los *informes* de auditoria externa sobre los estados financieros.
d. Supervisar el plan de trabajo anual del auditor interno y recibir los informes relevantes.
e. Proponer la designación de auditores externos.

Lo conforman los señores Carlos Ferreyros Aspíllaga, Eduardo Montero Aramburú, Óscar Espinosa Bedoya, Andreas von Wedemeyer Knigge y Juan Manuel Prado Bustamante.

Finalmente, la función principal del Comité de Desarrollo Organizacional y Recursos Humanos es asesorar a la Gerencia en la adopción de políticas generales de recursos humanos. Sus funciones particulares son las siguientes:

a. Supervisar los programas de desarrollo organizacional a través de informes sobre la estructura administrativa y los programas de recursos humanos.
b. Supervisar los programas de administración de desempeño, la política salarial, así como las de capacitación y desarrollo, entre otras.
c. Asesorar al Presidente del Directorio en la determinación de la escala de remuneración de los ejecutivos principales.
d. Aprobar la contratación de los ejecutivos principales y supervisar su desempeño.

Lo conforman los señores Carlos Ferreyros Aspíllaga, Eduardo Montero Aramburú, Óscar Espinosa Bedoya y Aldo Defilippi Traverso.

Trayectoria Profesional de los Principales Ejecutivos

Óscar Espinosa Bedoya
Director Gerente General de Ferreyros desde el año 1983. Ingresó a la compañía en 1981. Ingeniero civil de la Universidad Nacional de Ingeniería. Master en las universidades de North Carolina State y Harvard University y con diplomas de especialización en el ISVE, Italia, CEO Management Program de Kellog School de la Northwestern University y PAD de la Universidad de Piura en estudios de ingeniería, economía y administración de empresas. Ha ocupado importantes cargos directivos y gerenciales en Cofide, el

Banco Mundial, el Banco Internacional del Perú y otras entidades financieras. Actualmente es miembro de los directorios de varias empresas, entre las que se puede señalar La Positiva Compañía de Seguros y Reaseguros y AFP Profuturo, así como de gremios empresariales. Es miembro del Consejo Directivo de Tecsup, vicepresidente de la Asociación Pro Universidad del Pacífico y miembro del Patronato de la Universidad Ruiz Montoya. Es premio IPAE 1999.

Mariela García Figari
Gerente General Adjunta de Ferreyros desde enero de 2005. Ingresó a la compañía en 1988 y desempeñó varios cargos en la división finanzas, siendo el último el de Gerente de Finanzas desde el 2001 hasta enero del 2005. Es licenciada en economía de la Universidad del Pacífico. Actualmente es miembro del comité consultivo de OWIT y representante de Ferreyros ante el Companies Circle. Ha sido miembro del directorio de Procapitales y presidente de su comité de gobierno corporativo hasta fines del año 2006, así como directora de Ipae entre los años 2002 y 2004. Anteriormente se desempeñó como investigadora y miembro del comité editorial de publicaciones editadas por el Consorcio La Moneda

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas desde julio del 2001. Ingresó a la compañía en 1985 y desempeñó hasta 1990 el cargo de Gerente de Contraloría de las empresas filiales. Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza). Se reincorporó a Ferreyros en el año 1996 para desempeñar el cargo de Gerente de División de Administración y Finanzas, el cual ocupó hasta el 2001. Es contador público colegiado de la Universidad Católica del Perú, con cursos de especialización en el Perú y el extranjero.

José Miguel Salazar Romero
Gerente Central de Relaciones con Clientes y Desarrollo Comercial desde el 2004. Ingresó a la compañía en 1969 y desempeñó hasta 1990 diferentes cargos en áreas comerciales y financieras. En 1988 llegó a ser Gerente de División Finanzas. Entre 1990 y 1995 ocupó cargos similares en otras empresas del medio. Se reincorporó a la organización Ferreyros en el año 1996 para desempeñar el cargo de Gerente General de Matreq Ferreyros S.A., distribuidor exclusivo de Caterpillar en Bolivia y empresa que fuera subsidiaria de Ferreyros hasta abril del 2003. Entre 2001 y 2004 ocupó la Gerencia de División Minería. Ha participado en cursos en el país y seminarios organizados por Caterpillar.

Gonzalo Diaz Pro
Gerente de la División Minería de Ferreyros desde julio 2006, ingresó a la compañía en agosto 2004 y se ha desempeñado como Gerente Comercial de la División Minería. Ingeniero Civil graduado en la

Pontificia Universidad Católica del Perú, con diversos cursos de especialización en el Perú y en el extranjero. Con 15 años de experiencia en gestión y desarrollo de proyectos de construcción, minería a tajo abierto y energía, tanto en Perú como en Chile. Ocupó diversos cargos en el grupo Cosapi, incluyendo la Gerencia Comercial de la filial en Chile.

Raúl Alfaro Vives
Gerente de División de Negocios de Construcción y Minería desde octubre del 2005. Ingresó a la compañía en 1994. Ha desempeñado varios cargos en el área comercial y ha sido Gerente de Ventas de Máquinas y Equipos. Es ingeniero mecánico de la Universidad Católica del Perú. El Sr Alfaro dejó de laborar en la empresa el 31 de enero del 2007.

Luis Bracamonte Loayza
Gerente de División de Negocios de Agricultura y Transporte desde octubre de 2005. Ingresó a la compañía en 1980 y desempeñó diversos cargos de importancia como la Subgerencia de Créditos y Cobranzas, la Gerencia de la División Sucursales, para posteriormente asumir la Gerencia de División Agrícola. Actualmente mantiene a su cargo la supervisión de las sucursales. Realizó estudios universitarios en la Universidad de Lima y obtuvo diplomas de especialización en la escuela de Administración de Negocios (ESAN) y en el programa de alta gerencia del Instituto de INCAE, en Costa Rica.

José López Rey Sánchez
Gerente de División de Soporte al Producto desde el 2001. Ingresó a la empresa en 1981. Fue Gerente de Servicios desde 1994 hasta 1998 y Gerente de Repuestos y Servicios desde 1999 hasta el 2001. Es ingeniero mecánico de la Universidad Nacional de Ingeniería y ha seguido cursos de administración y contabilidad gerencial en ESAN.

Patricia Gastelumendi Lukis
Gerente de División de Administración y Finanzas desde enero del 2005. Ingresó a la compañía en 1987. Después de desempeñar diferentes funciones en el área de créditos y cobranzas, ocupó la Gerencia de Créditos desde el año 1998. Es licenciada en administración de empresas de la Universidad de Lima; ha seguido cursos de especialización en Esan y es Master en administración de empresas egresada de la escuela de negocios INCAE, en Costa Rica, y la Universidad Adolfo Ibáñez de Chile.

Víctor Astete Palma
Gerente de División de Contraloría desde 1996. Ingresó a la compañía en 1977 y ha ocupado diferentes cargos en las gerencias de contabilidad, presupuesto, asesoría contable y contraloría de inversiones. Es contador público colegiado de la Universidad Nacional Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero.

Andrés Gagliardi Wakeham
Gerente de División de Recursos Humanos desde 1986. Entre 1973 y 1980 ocupó la Subgerencia y Gerencia de Relaciones Industriales de Laboratorios Efesa, cuando ésta era empresa filial de Ferreyros. Ha desempeñado cargos similares en otras empresas de prestigio. Es licenciado en relaciones industriales de la Universidad San Martín de Porres y ha seguido diversos cursos y programas de su especialidad.

Raúl Vásquez Erquicio
Gerente de División de Auditoría Interna desde 1978 en que ingresó a la compañía. Anteriormente fue Gerente Administrativo - Financiero de la Cía. Pesquera Estrella del Perú y Gerente de Auditoría de Arthur Andersen y Co. Tiene el grado de bachiller en ciencias económicas y comerciales y el título de contador público colegiado en la Universidad Nacional Mayor de San Marcos. Ha sido Presidente del Instituto de Auditores Internos del Perú, Director Distrital para Latinoamérica del The Institute of Internal Auditors (USA), Presidente de la Federación Latinoamericana de Auditores Internos (FLAI) y Presidente del Comité de Etica de la FLAI. En la actualidad es miembro del Professional Issues Committee del Institute of Internal Auditors y expositor internacional sobre temas de su especialidad.

Carlos Dongo Vásquez
Gerente del Centro de Reparación de Componentes desde el 2005 y Gerente General de Motorindustria desde 2002. Ingresó a la compañía en 1979 y ha ocupado diversos cargos en el área comercial y de servicios. Ocupó la Gerencia de Ventas de Repuestos y Servicios y la Gerencia de División de Máquinas y Motores. Es ingeniero mecánico de la Universidad Católica del Perú.

Remuneraciones de los miembros del Directorio y de la plana gerencial

En el 2006 el monto total de las remuneraciones de los miembros del Directorio y de la plana gerencial representa el 1.39% de los ingresos brutos de la empresa.

Los aspectos relativos a la administración del personal de la empresa se encuentran a cargo de la Gerencia de la División de Recursos Humanos. Al finalizar el 2006, laboraban en la compañía 1,487 trabajadores permanentes tanto en su oficina principal como en provincias.

La variación de dicho personal en los dos últimos años fue como sigue:

	2006	2005	2004	Variación 2006/2005	Variación 2005/2004
Permanente					
Personal ejecutivo	37	35	34	2	1
Personal técnico	516	444	443	72	1
Empleados y vendedores	196	150	141	46	9
Obreros	738	503	641	235	-138
Subtotal	**1,487**	**1,132**	**1,259**	**355**	**-127**
Eventual	63	42	51|	21	-9
Total	**1,550**	**1,174**	**1,310**	**376**	**-136**

Una de las causas del incremento de personal entre el 2005 y el 2006 fue la absorción de la empresa Motorindustria S.A., además de los requerimientos de personal por el crecimiento en las ventas.

4. Análisis y Discusión de la Gerencia sobre los Estados Financieros

A continuación se expone las razones que explican las variaciones más importantes entre los Estados Financieros de la empresa al 31 de diciembre de 2006 y al 31 de diciembre de 2005. Para este fin, algunas cifras han sido reclasificadas en el Estado de Ganancias y Pérdidas que se muestra a continuación, para incluir las ventas por pedido directo dentro de las ventas netas y costo de ventas

BALANCE GENERAL
(EN MILLONES DE SOLES)

	31-12-06	31-12-05	Variación Importe	%
ACTIVO :				
ACTIVO CORRIENTE				
Caja Bancos	34.6	11.5	23.1	200.9
Cuentas por cobrar comerciales				
Terceros	274.8	226.8	48.0	21.2
Empresas afiliadas	9.4	7	2.4	34.3
Otras cuentas por cobrar				
Empresas afiliadas	2.3	7	-4.7	-67.1
Diversas	4.5	7.0	-2.5	-35.7
Existencias	334.8	253.3	81.5	32.2
Gastos pagados por anticipado	1.6	2.1	-0.5	-23.8
Total activo Corriente	662.0	514.7	147.3	28.6
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO	36.2	34.8	1.4	3.9
IMPUESTO A LA RENTA Y PARTICIPACIÓN DE LOS TRABAJADORES DIFERIDOS	7.4	11.2	-3.8	-33.9
INVERSIONES EN VALORES	81.7	95.3	-13.6	-14.3
INMUEBLES, MAQUINARIA Y EQUIPO	218.2	183.9	34.3	18.7
OTROS ACTIVOS	0.3	0.5	-0.2	-40.0
TOTAL ACTIVO	1,005.8	840.4	165.4	19.7
PASIVO Y PATRIMONIO				
PASIVO CORRIENTE				
Sobregiros y préstamos bancarios	141.6	62.6	79.0	126.2
Cuentas por pagar comerciales:				
Terceros	125.7	100.5	25.2	25.1
Empresas afiliadas	2.5	7.6	-5.1	-67.1
Otras cuentas por pagar:				
Tributos por pagar	22.9	12.4	10.5	84.7
Remuneraciones por pagar	31.3	15.9	15.4	96.9
Empresas afiliadas	0.1	3.7	-3.6	-97.3
Otras cuentas por pagar	47.7	27.7	20.0	72.2
Porción corriente de deuda a largo plazo	81.4	81.7	-0.3	-0.4
Total pasivo corriente	453.2	312.1	141.1	45.2
DEUDAS A LARGO PLAZO	143.2	207.7	-64.5	-31.1
INGRESOS DIFERIDOS	10.2	5.7	4.5	78.9
PATRIMONIO				
Capital	284.2	266.2	18.0	6.8
Excedente de revaluación	15.9	12.3	3.6	29.6
Reserva legal	9.3	6.3	3.0	47.6
Resultados acumulados	89.7	30.1	59.6	198.1
	399.2	314.9	84.3	26.8
TOTAL PASIVO Y PATRIMONIO	1,005.8	840.4	165.4	19.7

Memoria 2006: Informe del Directorio sobre la Gestión de la Empresa

Al 31 de diciembre de 2006, el total de pasivos ascendió a S/. 596.3 millones en comparación con S/. 519.8 millones al 31 de diciembre de 2005, lo que equivale a un incremento de S/. 76.5 millones. Por otra parte, el total de activos al 31 de diciembre de 2006 alcanzó S/. 1,005.7 millones respecto a S/. 840.4 millones al 31 de diciembre de 2006, es decir, un incremento neto de S/. 165.3 millones. Las principales variaciones de las cuentas del activo que explican esta elevación son las siguientes:

a. Aumento neto de las **Cuentas por Cobrar Comerciales** (con vencimiento corriente y a largo plazo) por S/. 49.4 millones, debido principalmente al incremento de las ventas del período.

b. Aumento neto de **Existencias** por S/. 81.5 millones debido a: i) aumento neto de S/. 114.6 millones, por compras efectuadas en el período para atender el crecimiento de las ventas; ii) disminución neta de S/. 21.8 millones, por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; iii) disminución de S/. 13.3 millones, por incremento de la provisión para desvalorización de existencias y, iv) aumento de S/. 2.0 millones, por incorporación del inventario escindido de la subsidiaria Motorindustria S.A.

c. Incremento neto del **Activo Fijo** por S/. 34.3 millones, que se explica por: i) aumento de S/. 25.9 millones, por compras de equipos de alquiler; ii) aumento de S/. 13.7 millones, por compras de otros activos fijos (maquinaria y equipo por S/. 5.3 millones; inversión en edificio en construcción S/. 4.9 millones; otros S/. y 3.5 millones); iii) aumento de S/. 10.7 millones por incorporación del activo fijo escindido de la subsidiaria Motorindustria S.A.; iv) incremento neto de S/. 21.8 millones, por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; v) disminución de S/. 7.1 millones por ventas de activos fijos (edificio S/. 6.7 millones; otros S/. 0.4 millones); vi) disminución de S/. 25.9 millones, por aumento neto en la depreciación acumulada y, vii) una disminución de S/. 4.7 millones, por aumento de la provisión para desvalorización de activo fijo.

d. Disminución neta de S/. 13.6 millones en **Inversiones en Valores**, debido a: i) aumento de S/. 9.0 millones, por utilidades de subsidiarias, asociadas y negocios conjuntos, reconocidas por el método de participación patrimonial; ii) disminución de S/. 21.7 millones, por escisión de la subsidiaria Motorindustria S.A. (se eliminó la inversión y se incorporó activos y pasivos escindidos de dicha empresa); iii) disminución de S/. 6.1 millones por dividendos recibidos en efectivo de una subsidiaria; iv) incremento de S/. 3.1 millones por capitalización de una cuenta por cobrar a una subsidiaria y, v) otras adiciones por S/. 2.0 millones.

El ratio corriente al 31 de diciembre de 2006 es de 1.46, menor al ratio corriente de 1.65 al 31 de diciembre de 2005, debido a transferencias de deudas a largo plazo al pasivo corriente.

El ratio de apalancamiento financiero al 31 de diciembre de 2006 es de 0.94 en comparación con 1.19 al 31 de diciembre de 2005. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

ESTADOS DE GANANCIAS Y PERDIDAS
(EN MILLONES DE SOLES)

	2006		2005		Variación
	Importe	%	Importe	%	%
Ventas Netas	1,303.0	100.0	1,002.8	100.0	29.9
Costo de Ventas	1,008.8	77.4	777.0	77.5	29.8
Utilidad bruta	294.2	22.6	225.8	22.5	30.3
Gastos de venta y administración	160.7	12.3	148.5	14.8	8.2
Utilidad en operaciones	133.5	10.2	77.3	7.7	72.7
Otros ingresos (egresos)					
Ingresos Financieros	31.7	2.4	23.5	2.3	34.8
Gastos Financieros	-28.6	-2.2	-30.7	-3.1	-6.8
Diferencia en cambio	17.3	1.3	-9.8	-1.0	-276.1
Diversos,neto	-2.6	-0.2	-11.5	-1.1	-77.4
	17.7	1.4	-28.5	-2.8	-162.2
Utilidad antes de participación de los trabajadores e impuesto a la renta	151.2	11.6	48.8	4.9	210.1
Participación de los trabajadores	-12.1	-0.9	-4.1	-0.4	196.9
Impuesto a la renta	-41.6	-3.2	-14.6	-1.5	184.3
Utilidad neta	97.6	7.5	30.1	3.0	224.4

Las ventas de la empresa en los años 2006 y 2005, en millones de nuevos soles, fueron como sigue:

	2006	2,005	Variación %
Equipos Caterpillar	540.5	353.2	53.0
Equipos usados			
Nacional	60.3	35.4	70.2
Exterior	4.7	3.5	34.3
	605.4	**392.1**	**54.4**
Equipos agrícolas	22.2	25.9	-14.5
Automotriz	48.5	27.6	75.6
	676.1	**445.6**	**51.7**
Alquiler de equipos	19.1	15.8	20.9
Repuestos y servicios	607.8	541.4	12.3
Total	**1,303.0**	**1,002.8**	**29.9**

Las ventas netas en el año 2006 ascendieron a S/. 1,303.0 millones, en comparación con S/. 1,002.8 millones del mismo período del año anterior, equivalente a un incremento de 29.9%. En conjunto, las ventas de los productos principales (máquinas, motores, equipos, línea automotriz y unidades usadas) fueron superiores en 51.7% a las del año anterior (S/. 676.1 millones en el año 2006 frente a S/. 445.6 millones en el año 2005), debido a lo siguiente:

- Incremento de 54.4% en la venta de equipos *Caterpillar* nuevos y usados (S/. 605.4 millones en el año 2006 frente a S/. 392.1 millones en el año 2005), generado por importantes ventas de camiones mineros *Caterpillar* a clientes de la Gran Minería, así como por la demanda creciente de otros equipos *Caterpillar* por parte de clientes de la Mediana Minería y de empresas contratistas que efectúan trabajos de construcción y desarrollo para empresas de diferentes sectores económicos. Asimismo, el inicio de importantes proyectos de construcción de carreteras fue un factor importante que impulsó este crecimiento.
- Disminución de 14.5% en la venta de equipos agrícolas (S/. 22.2 millones en el año 2006 frente a S/. 25.9 millones en el año 2005), debido principalmente a una menor demanda de dichas unidades por parte de agricultores dedicados a la producción de arroz, como consecuencia de la disminución en el precio de dicho producto en el mercado local.
Incremento de 75.6% en las ventas de la línea automotriz (S/. 48.5 millones en el año 2006 frente a S/. 27.6 millones en el año 2005), debido al dinamismo experimentado tanto en el sector transporte así

como en los mercados de minería y construcción, lo cual permitió a la compañía efectuar ventas importantes de vehículos Kenworth e Iveco , principalmente a clientes de dichos sectores económicos.

De otro lado, en el año 2006, las ventas de repuestos y servicios fueron superiores en 12.3% a las del año anterior (S/. 607.8 millones en el año 2006 frente a S/. 541.4 millones en el año 2005), debido al aumento de la demanda generada por el parque de máquinas *Caterpillar* vendida en años anteriores, principalmente a clientes de la Gran Minería.

Por otra parte, los ingresos por alquiler de equipos del año 2006 mostraron un crecimiento de 20.9% en comparación con los registrados en el año anterior (S/. 19.1 millones en el año 2006 frente a S/. 15.8 millones en el año 2005), que se explica por un aumento en las unidades alquiladas a clientes que prestan servicios de movimiento de tierra a empresas de la Gran minería, mediana minería y del sector construcción.

La utilidad en ventas del año 2006 alcanzó S/. 294.2 millones, en comparación con S/. 225.8 millones del año anterior, un incremento de 30.3%, originado principalmente por un aumento de 29.9% en las ventas. En términos porcentuales, el margen bruto del año 2006 es similar al obtenido en el año anterior (22.6% en el 2006 frente a 22.5% en el 2005).

Los gastos de venta y administración ascendieron en el año 2006 a S/. 160.7 millones en comparación con S/. 148.5 millones del año anterior, un incremento neto de 8.2%, debido principalmente a: i) un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas del período; ii) un incremento no significativo de los gastos fijos y, ii) una disminución significativa de la provisión para cuentas de cobranza dudosa.

En el año 2006 los gastos de venta y administración representaron el 12.3% de las ventas frente a 14.8% del año anterior.

Los ingresos financieros del año 2006 alcanzaron S/. 31.7 millones en comparación con S/. 23.5 millones del año anterior, un incremento de 34.8%, debido principalmente a un aumento en los descuentos por pronto pago efectuados por proveedores del exterior. En el año 2006 los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el año anterior, como consecuencia de un aumento significativo en las compras de equipos y repuestos, producido por el importante crecimiento de las ventas.

Los gastos financieros sumaron S/. 28.6 millones en el año 2006 en comparación con S/. 30.7 millones del año anterior, una disminución de 6.8%, debido a que, durante el período, la empresa sustituyó obligaciones con tasa de interés alta por otras con tasa de interés menor. Esta disminución se logró a pesar del incremento de S/. 13.7 millones en el pasivo financiero promedio del 2006, en comparación con el del 2005.

El año 2006 incluye una utilidad en cambio por S/. 17.3 millones, mientras que en el año 2005 se obtuvo una pérdida en cambio por S/. 9.8 millones. La utilidad en cambio del año 2006 se produjo como consecuencia de la apreciación del nuevo sol frente al dólar americano de 6.9%. En el mismo periodo del año anterior, la pérdida en cambio se originó por una devaluación del sol frente al dólar americano de 4.5%. En el caso de la empresa, el importe de las cuentas por pagar en dólares americanos es mayor que el monto de las cuentas por cobrar en la misma moneda.

En el año 2006 se registró en este rubro un egreso neto de S/. 2.6 millones, en comparación con un egreso neto de S/. 11.5 millones del año anterior. En el 2006 se registró en este rubro los siguientes conceptos: i) un ingreso de S/. 9.0 millones por utilidades de subsidiarias, asociadas y negocios conjuntos, reconocidas por el método contable de participación patrimonial; ii) un egreso S/. 12.1 millones por provisión para desvalorización de existencias; iii) un egreso de S/. 4.7 millones por provisión para desvalorización de Inmuebles, Maquinaria y Equipo; iv) un ingreso de S/. 1.5 millones por resoluciones de contrato; v) ingresos por alquileres por S/. 500 mil y, v) otros ingresos netos por S/. 3.2 millones. En el 2005 se registró en este rubro los siguientes conceptos: i) un ingreso de S/. 10.9 millones por utilidades de subsidiarias reconocidas por el método contable de participación patrimonial; ii) un egreso S/. 11.8 millones por provisión para desvalorización de existencias; iii) un egreso de S/. 7.9 millones por provisión para desvalorización de Inmuebles, Maquinaria y Equipo; iv) un egreso de S/. 4.2 millones por penalidades tributarias y, v) otros ingresos netos por S/. 1.5 millones.

Las participaciones e impuesto a la renta de los años 2006 y 2005 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

La utilidad neta del 2006 ascendió a S/. 97.6 millones en comparación con S/. 30.1 millones obtenidos el mismo período del año anterior, lo que significa un incremento de 224.4%. Este resultado es explicado por un incremento en la utilidad bruta; un crecimiento en los ingresos financieros; una disminución en los gastos financieros; una reducción en los egresos diversos y un aumento en la utilidad en cambio. Estos aspectos han permitido cubrir el moderado incremento de los gastos de administración y de ventas, así como aumentar la utilidad neta en S/. 67.5 millones en relación con la obtenida en el año anterior.

La UAIDA (EBITDA, por sus siglas en inglés) del 2006 ascendió a S/. 191.9 millones frente a S/. 120.8 millones del 2005, lo cual representa un incremento de 58.9%.

Cambios en los Responsables de la Elaboración y Revisión de la Información Financiera

Durante los años 2005 y 2006 no se ha producido cambios en los responsables de la elaboración y revisión de la información financiera de la compañía.

ANEXO 1

Cotización de la Acción de Ferreyros en el Año 2006

Código ISIN	Nemónico	Año - Mes	COTIZACIONES 2006				Precio
			Apertura S/.	Cierre S/.	Máxima S/.	Mínima S/.	Promedio S/.
PEP736001004	FERREYC1	2006-01	1.55	1.67	1.67	1.50	1.57
PEP736001004	FERREYC1	2006-02	1.64	1.73	1.73	1.60	1.67
PEP736001004	FERREYC1	2006-03	1.73	1.85	1.85	1.68	1.73
PEP736001004	FERREYC1	2006-04	1.85	2.20	2.20	1.74	1.81
PEP736001004	FERREYC1	2006-05	2.10	2.55	2.65	2.10	2.46
PEP736001004	FERREYC1	2006-06	2.58	2.60	2.72	2.50	2.61
PEP736001004	FERREYC1	2006-07	2.65	3.50	3.50	2.65	3.06
PEP736001004	FERREYC1	2006-08	3.50	3.50	3.50	3.15	3.33
PEP736001004	FERREYC1	2006-09	3.50	3.29	3.58	3.08	3.35
PEP736001004	FERREYC1	2006-10	3.29	3.25	3.49	3.10	3.30
PEP736001004	FERREYC1	2006-11	3.28	3.41	3.70	3.28	3.51
PEP736001004	FERREYC1	2006-12	3.48	3.94	3.95	3.46	3.66

ANEXO 2

Cotización de Bonos de Ferreyros en el Año 2006

Código ISIN	Nemónico	Año - Mes	COTIZACIONES 2006				Precio
			Apertura %	Cierre %	Máxima %	Mínima %	Promedio %
PEP73600M041	FERRE1BC1A	2006-01	100.8618	100.8618	100.8618	100.8618	100.8618
PEP73600M041	FERRE1BC1A	2006-04	101.0548	100.9959	101.0548	100.9959	101.0231
PEP73600M041	FERRE1BC1A	2006-05	100.3169	100.3169	100.3169	100.3169	100.3169
PEP73600M041	FERRE1BC1A	2006-08	100.4424	100.4424	100.4424	100.4424	100.4424
PEP73600M041	FERRE1BC1A	2006-09	-.-	-.-	-.-	-.-	100.3818
PEP73600M041	FERRE1BC1A	2006-10	100.2919	100.5641	100.5661	100.2919	100.4380
PEP73600M058	FERRE1BC1B	2006-01	101.0306	100.0893	101.0306	100.0893	100.1235
PEP73600M058	FERRE1BC1B	2006-06	99.9786	99.9790	99.9790	99.9786	99.9787
PEP73600M058	FERRE1BC1B	2006-07	-.-	-.-	-.-	-.-	99.7920
PEP73600M058	FERRE1BC1B	2006-08	99.6913	100.1621	100.3401	99.6913	99.9413
PEP73600M058	FERRE1BC1B	2006-10	99.8355	99.8355	99.8355	99.8355	99.8355
PEP73600M074	FERRE1BC3A	2006-02	100.0000	100.0000	100.0000	100.0000	100.0000
PEP73600M074	FERRE1BC3A	2006-06	-.-	-.-	-.-	-.-	99.6970
PEP73600M074	FERRE1BC3A	2006-11	100.6691	100.6691	100.6691	100.6691	100.6691
PEP73600M074	FERRE1BC3A	2006-12	99.6097	99.6097	99.6097	99.6097	99.6097
PEP73600M066	FERRE1BC4A	2006-02	-.-	-.-	-.-	-.-	100.3344
PEP73600M066	FERRE1BC4A	2006-03	100.2091	100.2080	100.2091	100.2080	100.2087
PEP73600M066	FERRE1BC4A	2006-05	98.9184	98.9184	98.9184	98.9184	98.9184
PEP73600M066	FERRE1BC4A	2006-07	99.6882	99.6882	99.6882	99.6882	99.6882
PEP73600M066	FERRE1BC4A	2006-08	99.6168	99.4345	99.6187	99.4345	99.5591
PEP73600M066	FERRE1BC4A	2006-09	99.5000	99.8169	99.8169	99.5000	99.6358
PEP73600M066	FERRE1BC4A	2006-10	99.7278	99.7297	99.7297	99.3723	99.6366
PEP73600M066	FERRE1BC4A	2006-12	99.9927	99.7522	99.9927	99.7522	99.8484
PEP73600M082	FERRE1BC4B	2006-09	99.9942	99.9942	100.1052	99.9942	100.0325
PEP73600V117	FERRE2CP1A	2006-09	97.3592	97.3353	97.3592	97.3353	97.3473
PEP73600V117	FERRE2CP1A	2006-11	98.0380	98.0380	98.0380	98.0380	98.0380

Responsabilidad Social en Ferreyros

Ferreyros, consciente del papel que juega la empresa privada como agente de cambio y de su responsabilidad en relación al desarrollo del país, ha emprendido diversos programas e iniciativas de responsabilidad social con sus diferentes grupos de interés, procurando que su interacción se dé de manera armónica y generando impactos positivos para ambos en una relación sostenible y de largo plazo.

A futuro nuestra empresa tiene como objetivo incorporar la responsabilidad social en todas sus actividades para lo cual continuará implementando programas y prácticas con los diferentes grupos de interés. Un de nuestros objetivos estratégicos para el 2007 es ser reconocidos en el medio como una empresa socialmente responsable para lo cual iniciaremos la difusión de los programas ya desarrollados y realizaremos un diagnóstico que nos permita evaluar el grado de integración de la responsabilidad social en la gestión de nuestra empresa e identificar las áreas en las que podemos mejorar.

Colaboradores

Ferreyros cuenta con un equipo humano multidisciplinario, compuesto por 1,487 colaboradores provenientes de diferentes zonas del país. Nuestra empresa está comprometida con mantener un ambiente laboral libre de discriminación, para lo cual cuenta con una política específica que favorece la igualdad de oportunidades sobre la base de los méritos de cada trabajador.

Para nosotros es de vital importancia contar con un equipo motivado y comprometido y por ello nos aseguramos que sus condiciones de trabajo incluyan un ambiente agradable y una serie de beneficios que contribuyan al mejor desempeño de sus labores, como por ejemplo servicio de transporte de personal, servicio de comedor y cafetería, cajero automático, uniformes, etc. Asimismo, nuestra empresa cuenta con un área de servicio social que brinda una atención individualizada a los trabajadores en forma permanente, en cuanto a problemas socio-familiares como salud, educación, vivienda, aspectos económicos y legales y de problemática familiar. Además, desarrolla diversos programas dirigidos al trabajador y su familia, tales como:

- Programa vacacional de verano dirigido a los hijos de los trabajadores.
- Capacitaciones técnicas para los colaboradores y su familia, en actividades que les permiten ampliar sus habilidades y generar un ingreso extra para el hogar, como por ejemplo computación básica y manualidades.
- Campañas preventivas de salud.
- Talleres de desarrollo humano.
- Actividades recreativas socio-familiares.
- Actividades socio-culturales y artísticas, como cursos de danzas folclóricas y taller de coro.

En Ferreyros ofrecemos oportunidades para el desarrollo profesional de nuestros trabajadores, al brindarles capacitaciones permanentes. Para ello contamos con programas de capacitación especializados para nuestra fuerza de ventas como son el Pro Net, el Masters y el Pro 2000. Para el personal técnico, ofrecemos el Programa Service Pro, el cual permite que los técnicos puedan ser promocionados a categorías superiores, a través de la adquisición y certificación de ciertas habilidades predefinidas. En las áreas administrativas, también fomentamos la capacitación en diferentes cursos y seminarios especializados en las áreas de gestión. Asimismo, apoyamos a los empleados en la realización de programas de maestrías.

Cuando se presentan oportunidades laborales en la empresa, priorizamos la cobertura del puesto vacante o nuevo con un trabajador de la institución. De esta manera, generamos oportunidades de desarrollo personal, ofreciendo a los trabajadores ascender a posiciones de mayor responsabilidad, en concordancia con la línea de carrera de cada posición.

En cuanto a la seguridad en el ambiente de trabajo, la empresa busca que las condiciones sean las más adecuadas, esto es, que no sean peligrosas o incómodas, sucias o desordenadas ni que generen la aparición de enfermedades ocupacionales. Por esa razón, implementamos hace algunos años un sistema de seguridad que incluye principalmente capacitaciones en temas de seguridad; identificación de peligros y evaluación de riesgos y manejo de accidentes. Asimismo, contamos con un programa de seguridad industrial, higiene ocupacional y gestión del medio ambiente, elaborado en cumplimiento con las políticas, normas y procedimientos de seguridad y el reglamento interno de seguridad e higiene ocupacional de nuestra empresa.

Nuestros trabajadores están representados por un sindicato con el que mantenemos una excelente relación y que colabora en la formulación de políticas que mejoren las condiciones de vida y de trabajo de nuestros trabajadores.



Accionistas

Nuestra gestión está regida por principios de buen gobierno corporativo, lo cual garantiza el respeto a los derechos de los accionistas; el trato equitativo a todos ellos, el acceso a la información; la transparencia y revelación oportuna de la misma; la existencia de un directorio eficaz que represente a todos los accionistas, entre otros. Un mayor detalle de las prácticas adoptadas por nuestra empresa se encuentra en la declaración sobre cumplimiento de los principios de gobierno corporativo, requerida por la Conasev, la cual forma parte de la memoria anual.

Comunidad

En Ferreyros trabajamos desde hace varios años con distintos sectores de nuestra comunidad, principalmente en el ámbito de la educación.

Nuestra empresa continúa sosteniendo los programas de la Asociación Ferreyros, creada en 1997, orientados al trabajo con jóvenes universitarios próximos a iniciar el ejercicio profesional, mediante la realización de talleres y apoyamos al Instituto Peruano de Administración de Empresas (IPAE) para la realización de la Conferencia Anual de Estudiantes. Durante el año 2006 se han dictado 73 talleres, con una asistencia de 2,308 estudiantes de 23 universidades de 11 ciudades del país. El 78% de los talleres se han realizado en provincias, donde la necesidad de este tipo de formación es mayor. Nuestra participación en la Conferencia Anual de Estudiantes no se limita a un aporte económico, sino que también incluye la coordinación de los grupos de trabajo.

Por otro lado, con la participación de su representada Caterpillar, hemos continuado con el programa *Think Big*, lanzado en el año 2002 y a cargo del Tecsup, para capacitar a jóvenes en la carrera técnica de mecánico. El programa tiene una duración de dos años; combina periodos de ocho semanas en Tecsup con ocho semanas de prácticas en Ferreyros y convoca anualmente a aproximadamente 24 jóvenes. Durante el programa, los jóvenes son ayudados económicamente mediante un programa de becas y, al finalizar el programa, tienen como primera opción ingresar a nuestra fuerza laboral para materializar un desarrollo profesional con los conocimientos adquiridos. Ya son 61 los jóvenes que se han graduado en las tres promociones egresadas del programa *Think Big* y 45 de ellos trabajan actualmente en nuestra empresa. Adicionalmente, otros 48 jóvenes se encuentran cursando sus estudios.

Adicionalmente, abrimos nuestras puertas de manera recurrente a jóvenes estudiantes tanto de carreras técnicas -específicamente del Senati-, como de carreras comerciales y administrativas. Como todos los años, en el 2006 recibimos 36 estudiantes del Senati y seis estudiantes de diferentes universidades para que realicen prácticas pre profesionales.

Conscientes del mayor impacto que se puede lograr cuando se realizan actividades conjuntamente con otras organizaciones, durante el 2006 continuamos participando con la Asociación Los Andes Cajamarca, promovida por la Compañía Minera Yanacocha, en un programa para jóvenes emprendedores en colegios de Cajamarca. Para ello, financiamos el 25% de dicho proyecto que tiene como objetivo fomentar en los jóvenes, capacidades emprendedoras y conceptos empresariales que permitan mejorar la situación de sus familias en el mercado laboral.

Conocedores de los programas con la comunidad implementados por nuestra empresa, nuestros trabajadores quisieron también aportar a su comunidad a través de un programa de voluntariado. En diciembre, luego de evaluar distintas poblaciones por beneficiar, nuestros trabajadores decidieron colaborar con el Centro de Educación Inicial Anexo 12 de Diciembre, ubicado en el asentamiento humano Pachacútec de Ventanilla. La actividad de voluntariado tuvo como objetivo mejorar la precaria infraestructura del local y de ese modo contribuir con la educación de los niños que asisten a dicho centro. Nuestros 120 voluntarios, conjuntamente con miembros de la comunidad, y bajo el lema de "Solidaridad – Entrégales + de ti" lograron levantar nuevas aulas, baños, un cerco perimétrico, escaleras de acceso; pintar las nuevas instalaciones y dejar mobiliario nuevo. Con el objetivo de promover iniciativas que ayuden a que nuestros empleados se identifiquen y sumen a nuestras acciones de responsabilidad social, apoyamos la iniciativa otorgando un aporte económico y logístico. Durante el 2007 esperamos continuar con este tipo de actividades.

Finalmente, cabe mencionar que como todos los años, con motivo de las fiestas navideñas los trabajadores de todas nuestras sucursales realizaron actividades voluntarias en comunidades de extrema pobreza dentro de su ámbito de acción. Estas actividades incluyeron donaciones de juguetes, ropa nueva, libros y actividades de entretenimiento.

Medio ambiente

Nuestros esfuerzos están orientados a un uso racional de los recursos naturales, buscando la eco-eficiencia; evitando los impactos negativos al medio ambiente y el manejo responsable de los residuos peligrosos; reciclando todo producto posible de ser reciclado y

asegurando el destino final adecuado de los desechos. En tal sentido, contamos con los siguientes procedimientos:

- Reparación y reutilización, en talleres especializados, de gran parte de los componentes de las máquinas que han cumplido su vida útil. De esta manera se reduce el uso de recursos naturales.
- Desecho de chatarra, el cual tiene como objetivo evitar que regresen al mercado piezas que perjudiquen directa o indirectamente al medio ambiente o a algún consumidor, utilizando los servicios de una reconocida fundición.
- Control para el desecho de llantas.
- Clasificación de los desechos en orgánicos, inorgánicos y peligrosos, de tal manera que se puedan entregar para su reciclaje aquellos susceptibles de ello.
- Tratamiento y reutilización del agua en los talleres.

Proveedores

En Ferreyros contamos con una política de contratación de proveedores basada en principios claramente establecidos, como transparencia y trato equitativo, que tienen como objetivo apoyar el desarrollo de los proveedores y mantener relaciones de largo plazo. De esta manera, los proveedores obtienen nuestra preferencia sobre la base de la calidad del producto o servicio, así como de su precio y términos de entrega. Consecuentemente, desarrollamos relaciones confiables y justas en una perspectiva de crecimiento mutuo.

Clientes

Nuestra empresa promueve relaciones comerciales de mutuo beneficio y de largo plazo con nuestros clientes, basadas en el ofrecimiento de diferentes alternativas para la provisión de sus productos, ya sea la venta de nuevos, de usados o el alquiler. Asimismo, garantizamos a nuestros clientes un alto nivel de disponibilidad de los equipos, a través de sus talleres de servicio y de sus altos inventarios de repuestos en el ámbito nacional.

Las normas de conducta de nuestra empresa establecen expresamente que está prohibido transmitir mensajes deliberadamente engañosos, omitir hechos importantes, magnificar atributos de nuestros productos o hacer falsas afirmaciones sobre las ofertas de la competidores. Asimismo, estas normas exigen a nuestros empleados dar información completa, clara y veraz sobre los productos que ofrecemos.



Pacto Mundial

Una muestra de nuestro compromiso por asumir un papel activo en los temas de responsabilidad social fue la suscripción en el 2004 del Pacto Mundial, una iniciativa de la ONU para que las entidades de todos los países acojan como una parte integral de su estrategia y de sus operaciones diez principios de conducta y acción en materia de derechos humanos, trabajo, medio ambiente y lucha contra la corrupción.

En concordancia con este compromiso y con nuestra decisión de incorporar y promover la responsabilidad social en todas sus actividades para interactuar de manera responsable con nuestros diferentes grupos de interés, continuaremos implementando programas y prácticas con los dichos grupos. Un objetivo estratégico para el 2007 es ser reconocidos en el medio como una empresa socialmente responsable para lo cual iniciaremos la difusión de los programas ya implementados. Adicionalmente, hemos iniciado un diagnóstico para evaluar el grado de integración de la responsabilidad social en la gestión de nuestra empresa, que permita identificar las áreas de mejora y así diseñar una estrategia integrada de responsabilidad social.

